C. P. POKPHAND CO. LTD.
卜蜂國際有限公司
(Incorporated in Bermuda with limited liability)

Ref : BC/CPP/135/06

BY AIRMAIL

6th October, 2006

SEC MAIL RECEIVED PROCESSING
OCT 16 2006
WASH. D.C. 213 SECTION

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Washington, DC 20549
United States of America

Attn : International Corporate Finance

06017653

PROCESSED
OCT 26 2006
THOMSON
FINANCIAL

SUPPL

Ladies and Gentlemen

RE : C.P. POKPHAND CO. LTD. RULE 12G3-2(b)
EXEMPTION FILE NO. 82-3260

Pursuant to Rule 12g3-2(b)(1)(iii) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and on behalf of C.P. Pokphand Co. Ltd. (the "Company"), enclosed is the document described on Annex A hereto for your attention.

This document supplements the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on March 16, 1992.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (852) 2520 1602 in Hong Kong if you have any questions.

dlw 10/25

................../2

21ST FLOOR, FAR EAST FINANCE CENTRE, 16 HARCOURT ROAD, HONG KONG
TELEPHONE NO.: 2520 1601 FAX NO.: 2861 2514

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter (without Annex A) and returning it to the undersigned at C.P. Pokphand Co. Ltd., 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong in the enclosed self-addressed envelope.

Thank you for your attention to this matter.

Yours faithfully
For and on behalf of
C.P. POKPHAND CO. LTD.

Bessie P S Chan
Company Secretary

Encl

c.c. Mr Bryan Ho - The Bank of New York (w/o encl) (via fax no. 1 212 571 3050)
Ms Kammy Yuen - The Bank of New York, Hong Kong Branch (w/o encl)
(via fax no. 2877 0863)

File No. 82-3260

Annex A to Letter to the SEC dated 6th October, 2006 of C.P. Pokphand Co. Ltd.

The document checked below is being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2(b), which exemption was established on March 16, 1992.

Description of Document

1. Document : Press Announcement regarding the Notice of Special General Meeting (Continuing Connected Transactions)
   Date : 6th October, 2006
   Source of requirement : The Listing Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

2. Document : Circular regarding the Continuing Connected Transactions
   Date : 6th October, 2006
   Source of requirement : The Listing Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

3. Document : Press Announcement regarding the Notice of Special General Meeting (Connected and Discloseable Transaction)
   Date : 6th October, 2006
   Source of requirement : The Listing Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

4. Document : Circular regarding the Connected and Discloseable Transaction
   Date : 6th October, 2006
   Source of requirement : The Listing Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

C.P. POKPHAND CO. LTD.

(Incorporated in Bermuda with limited liability)
(Stock Code: 43)

NOTICE OF SPECIAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that a special general meeting of C.P. Pokphand Co. Ltd. (the "Company") will be held at 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong on Wednesday, 25 October 2006 at 9:30 a.m. for the purpose of considering and, if thought fit, passing, with or without modifications, the following resolutions as ordinary resolutions of the Company:

ORDINARY RESOLUTIONS

1. "THAT:

(a) the agreement (the "Reorganized CTEI Supply Agreement") dated 24 August 2006 entered into between the Company and Chia Tai Enterprises International Limited ("CTEI"), a copy of which marked "A" is tabled at the meeting and initialed by the chairman of the meeting for identification purpose, in relation to the supply on an ongoing basis of packaged food, poultry products, processed meat, edible oil, grains, vegetables, fresh and preserved fruit, groceries and other merchandise customarily sold in supermarkets which may be required by any of the subsidiaries of CTEI and which the respective subsidiaries of the Company may be able to supply in circumstances which are of commercial benefit to the subsidiaries of the Company, and the terms of and the transactions contemplated under the Reorganized CTEI Supply Agreement and the implementation thereof be and are hereby approved, ratified and confirmed;

(b) the proposed caps in relation to the transactions under the Reorganized CTEI Supply Agreement for the period/financial years ending 31 December 2006, 31 December 2007 and 31 December 2008 will not exceed HK$52,181,000, being the prorated portion of the unutilized aggregate of the individual annual caps for 2006 under the CTEI Continuing Connected Transactions and the New Continuing Connected Transactions as at 31 July 2006 for the period from 25 October 2006 (the date on which the Reorganized CTEI Supply Agreement becomes effective) to 31 December 2006, HK$138,182,000 and HK$152,000,200 respectively be and are hereby approved; and

(c) any one director of the Company, or any two directors of the Company if the affixation of the common seal is necessary, be and is/are hereby authorised for and on behalf of the Company to execute all such other documents, instruments and agreements and to do all such acts or things deemed by him/them to be incidental to, ancillary to or in connection with the matters contemplated in the Reorganized CTEI Supply Agreement."

2. "THAT:

(a) the agreement (the "Reorganized Shanghai Lotus Supply Agreement") dated 24 August 2006 entered into between the Company and上海易初蓮花連鎖超市有限公司 (Shanghai Lotus Supermarket Chain Store Co., Ltd.) ("Shanghai Lotus"), a copy of which marked "B" is tabled at the meeting and initialed by the chairman of the meeting for identification purpose, in relation to the supply on an ongoing basis of packaged food, poultry products, processed meat, edible oil, grains, vegetables, fresh and preserved fruit, groceries and other merchandise customarily sold in supermarkets which may be required by Shanghai Lotus or any of its subsidiaries and which the respective subsidiaries of the Company may be able to supply in circumstances which are of commercial benefit to the subsidiaries of the Company, and the terms of and the transactions contemplated under the Reorganized Shanghai Lotus Supply Agreement and the implementation thereof be and are hereby approved, ratified and confirmed;

(b) the proposed caps in relation to the transactions under the Reorganized Shanghai Lotus Supply Agreement for the period/financial years ending 31 December 2006, 31 December 2007 and 31 December 2008 will not exceed HK$162,505,000, being the prorated portion of the unutilized aggregate of the individual caps for 2006 under the Shanghai Lotus Continuing Connected Transactions as at 31 July 2006 for the period from 25 October 2006 (the date on which the Reorganized Shanghai Lotus Supply Agreement becomes effective) to 31 December 2006, HK$451,935,000 and HK$497,128,500 respectively be and are hereby approved: and

(c) any one director of the Company, or any two directors of the Company if the affixation of the common seal is necessary, be and is/are hereby authorised for and on behalf of the Company to execute all such other documents, instruments and agreements and to do all such acts or things deemed by him/them to be incidental to, ancillary to or in connection with the matters contemplated in the Reorganized Shanghai Lotus Supply Agreement"

By order of the Board
Chan Pui Shan, Bessie
Company Secretary

Hong Kong, 6 October 2006

Notes:

1. A form of proxy for use at the meeting is being despatched to the shareholders of the Company together with a copy of this notice.
2. The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorized in writing or, if the appointor is a corporation, either under its seal or under the hand of any officer, attorney or other person authorized to sign the same.
3. Any shareholder entitled to attend and vote at the meeting convened by the above notice shall be entitled to appoint one or more proxies to attend and vote instead of him. A proxy need not be a shareholder of the Company.
4. In order to be valid, the form of proxy, together with the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of such power of attorney or authority, must be deposited at the Company's Registrar in Hong Kong at Computershare Hong Kong Investor Services Limited, at 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjournment thereof.
5. Completion and deposit of the form of proxy will not preclude a shareholder of the Company from attending and voting in person at the meeting convened or any adjourned meeting and in such event, the form of proxy will be deemed to be revoked.
6. Where there are joint holders of any share of the Company, any one of such joint holders may vote, either in person or by proxy, in respect of such share as if he/she were solely entitled thereto, but if more than one of such joint holders are present at the meeting, the most senior shall alone be entitled to vote, whether in person or by proxy. For this purpose, seniority shall be determined by the order in which the names stand on the register of members of the Company in respect of the joint holding.
7. Pursuant to the existing Bye-law 59 of the Company, at any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is required under the Listing Rules or (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded (i) by the chairman of the meeting; or (ii) by at least three shareholders of the Company present in person or by proxy and entitled to vote; or (iii) by any shareholder or shareholders of the Company present in person (or in the case of a shareholder of the Company being a corporation, by its duly authorized representative) or by proxy and representing in aggregate not less than one-tenth of the total voting rights of all shareholders of the Company having the right to attend and vote at the meeting; or (iv) by a shareholder or shareholders of the Company present in person (or in the case of a shareholder of the Company being a corporation, by its duly authorized representative) or by proxy and holding shares conferring a right to attend and vote at the meeting on which there have been paid up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all shares conferring that right.
8. As indicated in the Company's circular dated 6 October 2006, the chairman of the meeting will demand that a poll be taken in respect of each of the resolutions to be proposed at the meeting for the approval of the terms and the relevant annual caps under the Reorganized CTEI Supply Agreement and the Reorganized Shanghai Lotus Supply Agreement.

As at the date of this announcement, the board of Directors comprises twelve executive Directors, namely Mr. Sumet Jiaravanon, Mr. Dhanin Chearavanont, Mr. Thanakorn Seriburi, Mr. Meth Jiaravanont, Mr. Anan Athigapanich, Mr. Damrongdej Chalongphuntarat, Mr. Robert Ping-Hsien Ho, Mr. Bai Shanlin, Mr. Soopakij Chearavanont, Mr. Nopadol Chiaravanont, Mr. Benjamin Jiaravanon and Mr. Narong Chearavanont and three independent non-executive Directors, namely Mr. Kowit Wattana, Mr. Sombat Deo-isres and Mr. Ma Chiu Cheung, Andrew.

C.P. POKPHAND CO. LTD.

(Incorporated in Bermuda with limited liability)
(Stock Code: 43)

NOTICE OF SPECIAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that a special general meeting (the "Meeting") of C.P. Pokphand Co. Ltd. (the "Company") will be held at 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong on Wednesday, 25 October 2006 at 10:00 a.m. (or soon thereafter as the special general meeting of the Company scheduled to be held at 9:30 a.m. on the same date shall have been concluded or adjourned) for the purpose of considering and, if thought fit, passing, with or without modifications, the following resolution:

ORDINARY RESOLUTION

"**THAT** the agreement dated 7 September 2006 between C. T. Progressive (Investment) Ltd. (the "Vendor"), being a wholly-owned subsidiary of the Company, and Excel Prominent Limited (the "Purchaser") (the "Agreement") pursuant to which the Vendor has conditionally agreed to sell the entire issued share capital of Ek Chor Distribution (Shenyang) Property Company Limited to the Purchaser, a copy of which marked "A" is tabled at the Meeting and initialed by the chairman of the Meeting for identification purpose, be and is hereby ratified and approved **AND THAT** the directors of the Company be and are hereby authorized to sign any document or to do anything on behalf of the Company which they may consider necessary, desirable or expedient for the purpose of, or in connection with, the implementation of the Agreement (as amended, if applicable) and to make such amendments thereto as any director of the Company may consider necessary, desirable or expedient."

By order of the Board
Chan Pui Shan, Bessie
Company Secretary

Hong Kong, 6 October 2006

Notes:

1. A form of proxy for use at the Meeting is being despatched to the shareholders of the Company together with a copy of this notice.
2. The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorized in writing or, if the appointor is a corporation, either under its seal or under the hand of any officer, attorney or other person authorized to sign the same.
3. Any shareholder entitled to attend and vote at the Meeting convened by the above notice shall be entitled to appoint one or more proxies to attend and vote instead of him. A proxy need not be a shareholder of the Company.
4. In order to be valid, the form of proxy, together with the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of such power of attorney or authority, must be deposited at the Company's Registrar in Hong Kong at Computershare Hong Kong Investor Services Limited, at 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not less than 48 hours before the time appointed for holding the Meeting or any adjournment thereof.
5. Completion and deposit of the form of proxy will not preclude a shareholder of the Company from attending and voting in person at the Meeting convened or any adjourned meeting and in such event, the form of proxy will be deemed to be revoked.
6. Where there are joint holders of any share of the Company, any one of such joint holders may vote, either in person or by proxy, in respect of such share as if he/she were solely entitled thereto, but if more than one of such joint holders are present at the Meeting, the most senior shall alone be entitled to vote, whether in person or by proxy. For this purpose, seniority shall be determined by the order in which the names stand on the register of members of the Company in respect of the joint holding.
7. Pursuant to the Bye-law 59 of the Company, at any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is required under the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited or (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded (i) by the chairman of the meeting; or (ii) by at least three shareholders of the Company present in person or by proxy and entitled to vote; or (iii) by any shareholder or shareholders of the Company present in person (or in the case of a shareholder being a corporation, by its duly authorised representative) or by proxy and representing in aggregate not less than one-tenth of the total voting rights of all shareholders of the Company having the right to attend and vote at the meeting; or (iv) by a shareholder or shareholders of the Company present (or in the case of a shareholder being a corporation, by its duly authorised representative) in person or by proxy and holding shares conferring a right to attend and vote at the meeting on which there have been paid up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all shares conferring that right.
8. As indicated in the Company's circular dated 6 October 2006, the chairman of the meeting will demand that a poll be taken in respect of the resolution to be proposed at the meeting for the approval of the Agreement.

As at the date of this announcement, the board of Directors comprises twelve executive Directors, namely Mr. Sumet Jiaravanon, Mr. Dhanin Chearavanont, Mr. Thanakorn Seriburi, Mr. Meth Jiaravanont, Mr. Anan Athigapanich, Mr. Damrongdej Chalongphuntarat, Mr. Robert Ping-Hsien Ho, Mr. Bai Shanlin, Mr. Soopakij Chearavanont, Mr. Nopadol Chiaravanont, Mr. Benjamin Jiaravanon and Mr. Narong Chearavanont and three independent non-executive Directors, namely Mr. Kowit Wattana, Mr. Sombat Deo-isres and Mr. Ma Chiu Cheung, Andrew.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your securities of C.P. Pokphand Co. Ltd., you should at once hand this circular to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

C.P. POKPHAND CO. LTD.

(Incorporated in Bermuda with limited liability)

(Stock Code: 43)

CONNECTED AND DISCLOSEABLE TRANSACTION

DISPOSAL OF THE ENTIRE ISSUED SHARE CAPITAL OF EK CHOR DISTRIBUTION (SHENYANG) PROPERTY COMPANY LIMITED

Independent financial adviser to the Independent Board Committee and the Independent Shareholders

KingswayGroup

Kingsway Capital Limited

A letter from the Independent Board Committee and a letter from the independent financial adviser, Kingsway Capital Limited, containing its advice to the Independent Board Committee and the Independent Shareholders are set out on page 10 and pages 11 to 15 of this circular respectively.

A notice convening a Special General Meeting of C.P. Pokphand Co. Ltd. to be held at 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong on Wednesday, 25 October 2006 at 10:00 a.m. (or soon thereafter as the special general meeting of the Company scheduled to be held at 9:30 a.m. on the same date shall have been concluded or adjourned) is set out on pages 27 to 28 of this circular.

Whether or not you are able to attend the Special General Meeting, you are requested to complete and return the enclosed form of proxy in accordance with the instructions printed thereon as soon as possible and in any event not later than 48 hours before the time appointed for the holding of the Meeting or any adjournment thereof. Completion and return of the form of proxy shall not preclude you from attending and voting at the Special General Meeting or any adjournment hereof should you so wish.

6 October 2006

CONTENTS

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

"Agreement"	the agreement dated 7 September 2006 entered into between the Vendor and the Purchaser in respect of the Disposal
"associate(s)"	has the meaning ascribed to it under the Listing Rules
"Board"	the board of Directors
"Business Day"	a day (other than a Saturday or a Sunday) on which banks are open for business in Hong Kong
"Chearavanont Shareholders"	four members of the Chearavanont family, namely, Mr. Jaran Chiaravanont, Mr. Montri Jiaravanont, Mr. Sumet Jiaravanon and Mr. Dhanin Chearavanont who, on an aggregate basis, are indirectly interested in approximately 51.43% of the issued share capital of the Company
"Company"	C.P. Pokphand Co. Ltd., an exempted company incorporated in Bermuda with limited liability whose shares are listed on the Main Board of the Stock Exchange
"Completion"	completion of the Disposal in accordance with the terms and conditions of the Agreement
"Directors"	the directors of the Company
"Disposal"	the disposal by the Vendor to the Purchaser of the entire issued share capital in Ek Chor pursuant to the terms of the Agreement
"Ek Chor"	Ek Chor Distribution (Shenyang) Property Company Limited (易初配銷(瀋陽)物業有限公司), a company incorporated in Hong Kong with limited liability, which is a wholly-owned subsidiary of the Company
"Group"	the Company and its subsidiaries
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Independent Board Committee"	the board committee appointed by the Board, comprising the independent non-executive Directors, to advise the Independent Shareholders in relation to the Agreement
"Independent Shareholders"	the shareholders of the Company, other than the Chearavanont Shareholders and their respective associates

"Kingsway"	Kingsway Capital Limited, a corporation licensed to conduct type 6 (advising on corporate finance) of the regulated activity under the SFO, the independent financial adviser appointed to advise the Independent Board Committee and the Independent Shareholders on the terms of the Agreement
"Latest Practicable Date"	29 September 2006, being the latest practicable date prior to the printing of this circular for ascertaining certain information which is contained in this circular
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"PRC"	the People's Republic of China (for the purpose of this circular, excluding Hong Kong, the Macau Special Administrative Region and Taiwan)
"PRC Property"	the property with a total gross floor area of 37,839 square metre and located at No. 36 Shenxin Dong Road, Tiexi District, Shenyang, Liaoning Province, the PRC
"Purchaser"	Excel Prominent Limited, a company incorporated in the British Virgin Islands with limited liability
"SFO"	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"Shareholders"	shareholders of the Company
"Special General Meeting"	the special general meeting of the Company to be held on Wednesday, 25 October 2006 at 10:00 a.m. (or soon thereafter as the special general meeting of the Company scheduled to be held at 9:30 a.m. on the same date shall have been concluded or adjourned) to consider and, if thought fit, approve the Agreement and the transactions contemplated thereunder
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Vendor"	C. T. Progressive (Investment) Ltd., a company incorporated in the British Virgin Islands with limited liability and a wholly-owned subsidiary of the Company
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong

"RMB"	Renminbi, the lawful currency of the PRC
"%"	per cent

For the purpose of this circular (unless otherwise stated), the following exchange rate has been used for the conversion of Renminbi into Hong Kong dollars for indication only: RMB1 = HK$0.97

C.P. POKPHAND CO. LTD.

(Incorporated in Bermuda with limited liability)

(Stock Code: 43)

Directors:
Mr. Sumet Jiaravanon
Mr. Dhanin Chearavanont
Mr. Thanakorn Seriburi
Mr. Meth Jiaravanont
Mr. Anan Athigapanich
Mr. Damrongdej Chalongphuntarat
Mr. Robert Ping-Hsien Ho
Mr. Bai Shanlin
Mr. Soopakij Chearavanont
Mr. Nopadol Chiaravanont
Mr. Benjamin Jiaravanon
Mr. Narong Chearavanont
Mr. Kowit Wattana*
Mr. Sombat Deo-isres*
Mr. Ma Chiu Cheung, Andrew*

* *Independent non-executive Directors*

Registered Office:
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

Principal Place of Business:
21st Floor
Far East Finance Centre
16 Harcourt Road
Hong Kong

6 October 2006

To Shareholders

Dear Sir or Madam,

CONNECTED AND DISCLOSEABLE TRANSACTION

DISPOSAL OF THE ENTIRE ISSUED SHARE CAPITAL OF EK CHOR DISTRIBUTION (SHENYANG) PROPERTY COMPANY LIMITED

INTRODUCTION

The Board announced that on 7 September 2006, the Vendor (a wholly-owned subsidiary of the Company) and the Purchaser entered into the Agreement whereby the Vendor has conditionally agreed to sell the entire issued share capital of Ek Chor to the Purchaser at the consideration of RMB82,000,000 (approximately HK$79,540,000). The Vendor is an investment holding company and is

presently beneficially interested in the entire issued share capital of EK Chor. Upon completion of the Disposal, the Group will not have any interest in EK Chor.

The Chearavanont Shareholders, on an aggregate basis, are indirectly interested in approximately 51.43% of the issued share capital of the Company.

The Purchaser, an investment holding company, is indirectly wholly-owned by Charoen Pokphand Group Company Limited, which is owned as to 51.31% by the Chearavanont Shareholders, the controlling shareholders of the Company. Hence, the Purchaser is a connected person of the Company within the meaning of the Listing Rules. Accordingly, the Disposal constitutes a connected transaction for the Company under Rule 14A.13 of the Listing Rules and requires approval by the Independent Shareholders by way of poll at the Special General Meeting of the Company with the Chearavanont Shareholders and their respective associates to abstain from voting under Rules 14A.18 and 14A.54 of the Listing Rules. The Disposal also constitutes a discloseable transaction for the Company under the Listing Rules.

The purpose of this circular is to provide you with information regarding the Disposal, to set out the advice from Kingsway to the Independent Board Committee and the Independent Shareholders and the recommendation of the Independent Board Committee in respect of the Disposal and to give notice to the Independent Shareholders to convene the Special General Meeting to consider and, if thought fit, to approve the Disposal.

DISPOSAL

Date of the Agreement

7 September 2006

Parties

(i) the Vendor (a wholly-owned subsidiary of the Company); and

(ii) the Purchaser (a company which is indirectly wholly-owned by Charoen Pokphand Group Company Limited, which is owned as to 51.31% by the Chearavanont Shareholders, the controlling shareholders of the Company).

Assets to be sold

Pursuant to the Agreement, the Vendor has conditionally agreed to sell and the Purchaser has conditionally agreed to purchase the entire issued share capital of Ek Chor, the sole asset of which is the property located at No. 36 Shenxin Dong Road, Tiexi District, Shenyang, Liaoning Province, the PRC.

Consideration

The consideration for the Disposal is RMB82,000,000 (equivalent to approximately HK$79,540,000), which shall be payable in one lump sum by the Purchaser to the Vendor on Completion. According to the

terms of the Agreement, the consideration may be satisfied by the Purchaser in RMB, HK$ or a combination of both at the agreed exchange rate of RMB1 for HK$0.9709.

The consideration for the Disposal was determined by commercial negotiations between the parties on an arm's length basis by reference to the open market valuation of the PRC Property as at 31 July 2006 based on the valuation report prepared by Castores Magi (Hong Kong) Limited, a professional valuer recognized by the Hong Kong Institute of Surveyors and an independent valuer not connected with the directors, chief executives or substantial shareholders of the Company or any of their subsidiaries or any of their respective associates (as defined in the Listing Rules). This valuation took into account the fact that the title to the PRC Property is not freely transferable, thus its capital value as at 31 July 2006 is zero commercial value. The valuation report also states that on the assumption that the land premium had been fully paid, the valuer was of the opinion that the capital value of the PRC Property as at 31 July 2006 would be HK$78,700,000, being the unrestricted capital value of the PRC Property without deduction of any land premium. As the PRC legal adviser is of the opinion that the Disposal does not involve any change of ownership in respect of the PRC Property, no cost and expenses relating to the PRC Property (including land premium) will be incurred under the present transaction.

Ek Chor has been accounted for in the Group's financial results as a wholly-owned subsidiary of the Company. Upon completion of the Disposal, the Group will not have any interest in Ek Chor.

Conditions

Completion of the Agreement is conditional upon, among other things, the following conditions being fulfilled:

(i) the passing by the Independent Shareholders of the necessary resolution to approve the Disposal and the transactions contemplated in the Agreement in accordance with the Listing Rules;

(ii) all approvals, consents and waivers required by any applicable law, rules, regulations or governmental, administrative or regulatory bodies necessary for the parties to consummate the Disposal and the transactions contemplated or incidental to the Agreement having been obtained;

(iii) the Vendor having performed the covenants and undertakings required to be performed by it under the Agreement on or before the date of Completion; and

(iv) the Vendor having provided to the Purchaser a valuation report in respect of the PRC Property conducted by an independent valuer containing a valuation of the PRC Property valued as at a date which must not be more than two months before the date of the Agreement.

As at the Latest Practicable Date, none of the conditions to the Agreement has been fulfilled.

In the event that the above conditions are not fulfilled or (in the case of any of the conditions set out in (iii) or (iv) above only) waived by the Purchaser in writing on or before 30 November 2006 (or such later date as may be agreed between the parties to the Disposal), the Agreement shall lapse.

Completion

Completion of the Agreement shall take place on the fifth Business Day after the fulfillment of the above conditions, or such later date as the relevant parties may agree in writing prior to completion. Completion of the Agreement is expected to take place no later than 30 November 2006.

Information on Ek Chor and the PRC Property

Ek Chor is principally engaged in the business of property investment and owns a property located at No. 36 Shenxin Dong Road, Tiexi District, Shenyang, Liaoning Province, the PRC. The PRC Property has a total gross floor area of 37,839 square meters. On 2 June 1995, Ek Chor obtained the Certificate for the Use of State-owned Land in respect of the PRC Property for a term of 40 years which is due to expire in June 2035. On 18 August 2000, Ek Chor obtained a State-owned Land Use Rights Certificate in respect of the PRC Property which supersedes the State-owned Land Use Rights Certificate issued on 2 June 1995. Since the land use rights granted under the said State-owned Land Use Rights Certificate was by way of administrative allocation with no specified term of use, according to the opinion given by the Company's PRC legal advisors, the term of 40 years as stated in the Certificate for the Use of State-owned Land is no longer effective, there is no specified term of use for the land use rights of the PRC Property and the PRC Property is not transferable. The original cost of the PRC Property to Ek Chor was RMB174,059,446 (approximately HK$160,541,459, based on the average exchange rates at the time of acquisition). The specified use of the PRC Property is for commercial use.

The table below sets out certain audited financial information on Ek Chor (based on the audited accounts of Ek Chor prepared in accordance with the accounting principles generally accepted in Hong Kong) for the two years ended 31 December 2005 :-

	Year ended 31 December 2005 *HK$'000*	**Year ended 31 December 2004** *HK$'000*
Turnover	–	–
Loss before taxation and extraordinary items	4,666	4,638
Taxation	–	–
Loss after taxation and extraordinary items	4,666	4,638
Net deficit	168,525	163,859

REASONS FOR THE DISPOSAL

The Group is principally engaged in the trading of agricultural products, feedmill and poultry operations, the production and sale of motorcycles and accessories for automotives and property and investment holding.

The PRC Property comprises the whole block of a 6-storey commercial building and has been left vacant since acquisition by Ek Chor in 1995. At the time of acquisition, the Group had been engaged in

the retail business and planned to extend its business by operating a shopping mall in Shenyang. Since the gradual closure of its loss making hypermarkets in Hong Kong in 1997, the Group ceased to engage in the retail business. As there was no other suitable development project for the PRC Property, it has been kept vacant since acquisition. The Disposal is an invaluable opportunity for the Group to streamline its internal resources and to focus on the Group's existing principal businesses.

After deducting the expenses comprising potential capital gain tax (if any), stamp duty and professional fees, the net proceeds of the Disposal of approximately RMB81 million (approximately HK$79 million) will be used to repay the Group's bank borrowings. Based on the net asset value of Ek Chor as at 31 July 2006 after making an adjustment on the value of the PRC Property to RMB81,134,000 (approximately HK$78,700,000) as stated in the valuation report of Castores Magi (Hong Kong) Limited mentioned above and the net proceeds from the Disposal, the Group expects to record in its account a gain of approximately HK$306,500 arising from the Disposal. Following the Disposal and the repayment of the aforesaid bank borrowings, the total assets and the total liabilities of the Group will be decreased.

Taking into account the abovementioned factors, the Directors are of the view that the terms of the Disposal are fair and reasonable and in the interests of the shareholders of the Company as a whole.

LISTING RULES IMPLICATIONS

The Chearavanont Shareholders, on an aggregate basis, are indirectly interested in approximately 51.43% of the issued share capital of the Company.

The Purchaser, an investment holding company, is indirectly wholly-owned by Charoen Pokphand Group Company Limited, which is owned as to 51.31% by the Chearavanont Shareholders, the controlling shareholders of the Company. Hence, the Purchaser is a connected person of the Company within the meaning of the Listing Rules. Accordingly, the Disposal constitutes a connected transaction of the Company under Rule 14A.13 of the Listing Rules and requires approval by the Independent Shareholders by way of poll at the Special General Meeting of the Company with the Chearavanont Shareholders and their respective associates to abstain from the voting under Rules 14A.18 and 14A.54 of the Listing Rules. The Disposal also constitutes a discloseable transaction for the Company under the Listing Rules.

SPECIAL GENERAL MEETING

A notice convening the Special General Meeting is set out on pages 27 to 28 of this circular. The Special General Meeting is being convened for the purpose of considering and, if thought fit, passing the ordinary resolution to approve the Disposal. The Chearavanont Shareholders and their respective associates will abstain from voting at the Special General Meeting.

A form of proxy for use at the Special General Meeting is enclosed. Whether or not you are able to attend the meeting in person, you are requested to complete and return the form of proxy in accordance with the instructions printed thereon to the branch share registrars of the Company in Hong Kong, Computershare Hong Kong Investor Services Limited at 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong as soon as possible but in any event not later than 48 hours before the time appointed for the holding of the Special General Meeting or any adjournment thereof. Completion and return of the form of proxy shall not preclude you from attending and voting at the Special General Meeting or any adjournment thereof should you so wish.

Pursuant to the Bye-law 59 of the Company, at any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is required under the Listing Rules or (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded (i) by the chairman of the meeting; or (ii) by at least three Shareholders present in person or by proxy and entitled to vote; or (iii) by any Shareholder or Shareholders present in person (or in the case of a Shareholder being a corporation, by its duly authorised representative) or by proxy and representing in aggregate not less than one-tenth of the total voting rights of all Shareholders having the right to attend and vote at the meeting; or (iv) by a Shareholder or Shareholders present in person (or in the case of a Shareholder being a corporation, by its duly authorised representative) or by proxy and holding shares conferring a right to attend and vote at the meeting on which there have been paid up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

As indicated above, the chairman of the Special General Meeting will demand that a poll be taken in respect of the ordinary resolution to be proposed at the Special General Meeting for the approval of the Disposal.

RECOMMENDATION

The Independent Board Committee has been established to consider whether the terms of the Disposal are fair and reasonable so far as the Independent Shareholders are concerned and Kingsway has been appointed to advise the Independent Board Committee and the Independent Shareholders in that connection.

The text of the letter of Kingsway containing its advice to the Independent Board Committee and the Independent Shareholders is set out on pages 11 to 15 of this circular and the text of the letter from the Independent Board Committee to the Independent Shareholders is set out on page 10.

The Independent Board Committee, having taken into account the opinion of Kingsway, considers the terms of the Disposal to be fair and reasonable and is in the interest of the Company and the Shareholders as a whole and accordingly, recommends the Independent Shareholders to vote in favour of the relevant ordinary resolution to be proposed at the Special General Meeting.

FURTHER INFORMATION

Your attention is drawn to the additional information set out in the appendices to this circular.

Yours faithfully,
By Order of the Board
Robert Ping-Hsien Ho
Director

C.P. POKPHAND CO. LTD.

(Incorporated in Bermuda with limited liability)
(Stock Code: 43)

6 October 2006

To the Independent Shareholders

Dear Sir or Madam,

CONNECTED AND DISCLOSEABLE TRANSACTION

DISPOSAL OF THE ENTIRE ISSUED SHARE CAPITAL OF EK CHOR DISTRIBUTION (SHENYANG) PROPERTY COMPANY LIMITED

We refer to the circular dated 6 October 2006 issued to the Shareholders (the "Circular") of which this letter forms part. Capitalized terms used herein shall have the same meanings as defined in the Circular unless otherwise requires.

As independent non-executive Directors who are independent of the parties to the Agreement and not having any interest in the transaction contemplated under the Agreement, we have been appointed by the Board to advise you as to whether, in our opinion, the terms and conditions of the Agreement are fair and reasonable so far as the Shareholders as a whole are concerned.

Kingsway has been appointed by the Company as the independent financial adviser to advise us regarding the fairness and reasonableness of the terms and conditions of the Agreement. Details of its advice, together with the principal factors and reasons taken into consideration in arriving at such opinion, are set out on pages 11 to 15 of the Circular. Your attention is also drawn to the letter from the Board set out on pages 4 to 9 of the Circular and the additional information set out in the appendices to the Circular.

Having taken into account the opinion of and the principal factors and reasons considered by Kingsway as stated in its letter of advice, we consider that the terms and conditions of the Agreement are fair and reasonable so far as the Independent Shareholders are concerned and are in the interest of the Company and its Shareholders. We therefore recommend the Independent Shareholders to vote in favour of the resolution in relation to the Agreement to be proposed at the Special General Meeting.

Yours faithfully,
For and on behalf of the
the Independent Board Committee

Ma Chiu Cheung, Andrew	**Kowit Wattana**	**Sombat Deo-isres**
Independent Non-executive Director	*Independent Non-executive Director*	*Independent Non-executive Director*

The following is the full text of a letter received from Kingsway setting out its advice to the Independent Board Committee and the Independent Shareholders in respect of the terms of the Agreement for inclusion in this Circular.

集團 滙富 KingswayGroup

5/F., Hutchison House, 10 Harcourt Road, Central, Hong Kong.
Tel. No: (852) 2877-1830 Fax: (852) 2868-3570

6 October 2006

To the Independent Board Committee and the Independent Shareholders of
C.P. Pokphand Co. Ltd.

Dear Sirs,

CONNECTED AND DISCLOSEABLE TRANSACTION

DISPOSAL OF THE ENTIRE ISSUED SHARE CAPITAL OF EK CHOR DISTRIBUTION (SHENYANG) PROPERTY COMPANY LIMITED

We refer to our appointment as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the terms of the Agreement. Details of the Disposal are set out in a circular (the "**Circular**") of C.P. Pokphand Co. Ltd. to the Shareholders dated 6 October 2006, of which this letter forms part. Unless otherwise defined, expressions used in this letter have the same meanings as defined in the Circular.

On 7 September 2006, the Company announced that the Vendor, a wholly-owned subsidiary of the Company, and the Purchaser entered into the Agreement whereby the Vendor has conditionally agreed to sell the entire issued share capital of Ek Chor to the Purchaser at the consideration of RMB82,000,000 (approximately HK$79,540,000). The Vendor is an investment holding company and is presently beneficially interested in the entire issued share capital of Ek Chor. Upon completion of the Disposal, the Group will not have any interest in Ek Chor.

The Chearavanont Shareholders, on an aggregate basis, are indirectly interested in approximately 51.43% of the issued share capital of the Company. The Purchaser, an investment holding company, is indirectly wholly-owned by Charoen Pokphand Group Company Limited, which is owned as to 51.31% by the Chearavanont Shareholders, the controlling shareholders of the Company. Hence, the Purchaser is a connected person of the Company under the Listing Rules. Accordingly, the Disposal constitutes a connected transaction for the Company under Rules 14A.13 of the Listing Rules and is subject to the approval by the Independent Shareholders at the Special General Meeting. The Disposal also constitutes a discloseable transaction for the Company under the Listing Rules.

In formulating our opinion, we have relied on the accuracy of the information and representations provided to us by the Company and contained in the Circular, and have assumed that all information and

representations made or referred to in the Circular were true at the time they were made and continue to be true as at the date of the Circular. We have also assumed that all statements of belief, opinion and intention made by the Board in the Circular were reasonably made after due inquiry. We consider that we have reviewed sufficient information to reach an informed view, to justify relying on the accuracy of the information contained in the Circular and to provide a reasonable basis for our opinion. We have no reason to suspect that any material facts have been omitted or withheld from the information contained or opinion expressed in the Circular nor to doubt the truth, accuracy and completeness of the information and representations provided to us by the Board.

We have also reviewed the independent property valuation report prepared by Castores Magi (Hong Kong) Limited (the "**Valuer**") in respect of the PRC Property, the sole asset of Ek Chor as set out in Appendix I to the Circular (the "**Valuation Report**"). We also had the opportunity to discuss with the Valuer the valuation of the PRC Property prepared by it. We have assumed that the opinion given by the Valuer has been prepared with due care and consideration.

However, we have not made any independent valuation of the PRC Property nor have we conducted any independent in-depth investigation into the business and affairs of the Company, the Purchaser or any of their subsidiaries or associates.

PRINCIPAL REASONS AND FACTORS CONSIDERED

In arriving at our recommendation to the Independent Board Committee and the Independent Shareholders in respect of the Disposal, we have considered the following principal reasons and factors:

(i) Background of and reasons for the Disposal

The Group is principally engaged in the trading of agricultural products, feedmill and poultry operations, the manufacturing and sale of motorcycles and accessories for automotives and property and investment holding.

Ek Chor is principally engaged in property investment of which the sole asset is the PRC Property. Ek Chor is wholly-owned by the Vendor, which in turn is wholly-owned by the Company. As set out in the Letter of the Board, the net asset value of Ek Chor as at 31 July 2006, being the appraised value of the PRC Property (assuming the land use rights of the PRC Property is transferable), was approximately RMB81,134,000 (approximately HK$78,700,000).

The PRC Property is located at No. 36 Shenxin Dong Road, Tiexi District, Shenyang, Liaoning Province, the PRC, comprising the whole block of a 6-storey commercial building with a total gross floor area of 37,839 square meters. Pursuant to the State-owned Land Use Rights Certificate in respect of the PRC Property issued on 2 June 1995 (the "**Old Certificate**"), the PRC Property has been specified for commercial use for a term of 40 years from June 1995 to June 2035. On 18 August 2000, Ek Chor obtained a new State-owned Land Use Rights Certificate (the "**New Certificate**") which supersedes the Old Certificate. Since the land use rights granted under the New Certificate was by way of administrative allocation with no specified term of use, the legal advisers of the Company on the PRC laws, Commerce & Finance Law Offices, are of the view that (i) the term of 40 years as specified in the Old Certificate is no longer effective; (ii) no term of use is specified for the land use rights of the PRC Property, however, the land use rights of the PRC Property is not transferable.

When the PRC Property was acquired by Ek Chor in 1995, the Group was engaging in retail business and planned to extend its business by operating a shopping mall in Shenyang in the PRC. However, the hypermarkets of the Group in Hong Kong was making loss. As such, the Group closed them down gradually in 1997 and ceased to engage in the retail business. Thereafter, the Board considers no other suitable development project is available for the PRC Property and therefore has left it vacant since its acquisition.

According to the 2005 annual report of the Company, the business objectives of the Group in 2006 is to strive for breakthroughs in four major areas, including industrialisation of aqua breeding and egg products farming, live swine commercialization and advanced food processing.

On 7 September 2006, the Vendor has conditionally agreed to sell and the Purchaser has conditionally agreed to purchase the entire issued share capital of Ek Chor. The legal advisers of the Company on the PRC Laws, Commerce & Finance Law Offices, confirm that the change of beneficial owner of Ek Chor will not be regarded as transferring of the PRC Property under the PRC law, and advise that the PRC law does not apply on the Disposal involving share transfer of a company incorporated in Hong Kong. The Board considers that the Disposal is an invaluable opportunity for the Group to realise its investment, streamline its internal resources and focus on the Group's existing principal businesses. Given the factors above, we concur with the Directors' view that the Disposal allows the Group to focus on its existing core business.

(ii) The Agreement

As set out in the Letter from the Board, the consideration ("**Consideration**") of the Disposal amounting to RMB82,000,000 (approximately HK$79,540,000) was arrived at after arm's length negotiations, taking into account the valuation of the PRC Property as at 31 July 2006. According to the Valuation Report, no commercial value has been ascribed to the PRC because the land use rights of the PRC Property is administrative allocation in nature and therefore is not transferable. However, assuming a land premium is fully paid and thus the land use rights become transferable, the Valuer is of the view that the market value of the PRC Property (without deduction of any land premium) would amount to RMB81,134,000 (HK$78,700,000) as at 31 July 2006. The Consideration represents a slight premium of approximately 1.1% or RMB866,000 (approximately HK$840,000) over the net asset value of Ek Chor as at 31 July 2006, being the appraised value of the PRC Property (assuming the land use rights of the PRC Property is transferable), and will be used to repay the Group's bank borrowings.

The Consideration shall be payable in one lump sum by the Purchaser to the Vendor in RMB, HK$ or a combination of both at the agreed exchange rate of RMB1 for HK$0.9709 on Completion, which is expected to take place no later than 30 November 2006, or such later date as agreed between the parties to the Disposal. As confirmed by the Board, none of the parties to the Agreement is required to pay any land premium in the Disposal.

The Board confirms that Ek Chor currently has not engaged in any business operation except the holding of PRC Property. Ek Chor has zero liability and its entire net asset value equals the value of the PRC Property. As such, we consider it appropriate to justify the fairness and reasonableness of the Consideration by looking into the valuation of the PRC Property. We have discussed the property valuation with the Valuer to understand the valuation methodology and assumptions used. We understood from the Valuer that they have carried out property inspections and valued the PRC Property on a market value

basis assuming sale with vacant possession. According to The HKIS Valuation Standards on Properties (First Edition 2005) published by The Hong Kong Institute of Surveyors, market value is defined as "the estimated amount for which a property should exchange on the date of valuation between a willing buyer and a willing seller in an arm's length transaction after proper marketing wherein the parties had each acted knowledgeably, prudently and without compulsion. Such approach rests on the wide acceptance of market price as the best indicator of value and pre-supposes that evidence of transactions carried out around the time of valuation in the market place can be extrapolated to similar properties. The Valuer confirmed that they have complied with the requirements set out in the (i) Valuation Standards (First Edition 2005) on Valuation of Properties published by the Hong Kong Institute of Surveyors; and (ii) Chapter 5 and Practice Note 12 of the Listing Rules.

Since the Consideration was determined with reference to the valuation of the PRC Property (assuming the land use rights of the PRC Property is transferable) and represented a premium of approximately 1.1% or RMB866,000 (approximately HK$840,000) over the net asset value of Ek Chor as at 31 July 2006, we are of the view that the Consideration is fair and reasonable and in the interests of the Company and Shareholders as a whole.

(iii) Financial impacts of the Disposal

Effect on net asset value

As set out in the Letter of the Board, the net asset value of Ek Chor as at 31 July 2006 will be adjusted to the appraised value of the PRC Property of approximately RMB81,134,000 (approximately HK$78,700,000). Given the Consideration represents a slight premium over the net asset value of Ek Chor, the Board expects that there will be no material impact on the net asset value of the Group as a result of the Disposal.

Effect on earnings

The PRC Property has been left vacant since its acquisition and thus has not contributed any earnings to the Group. Following the Disposal, the Group will no longer incur depreciation cost relating to the PRC Property. Also, given the Consideration represents a slight premium over the net asset value of Ek Chor, the Board expects that there will be no material gain or loss as a result of the Disposal.

Effects on working capital and gearing

Since the Consideration will be received in cash, working capital position of the Group will be improved. We consider that the increase in working capital will be beneficial to the Group and Shareholders. The Board advises that there will be no material impact on the gearing of the Group, as represented by the total liability to total asset, immediately after the Disposal. As the Consideration is intended to be used to repay the Group's bank borrowings, the Board expects that the gearing of the Group will be improved in the future.

RECOMMENDATION

Having considered the above principal factors and reasons, we consider that the terms of the Agreement are fair and reasonable and in the interests of the Group and the Sharcholders as a whole. Accordingly, we recommend that the Independent Shareholders vote in favour of the ordinary resolution to be proposed at the Special General Meeting to approve the Disposal and that the Independent Board Committee advises the Independent Shareholders accordingly.

Yours faithfully,
For and on behalf of
Kingsway Capital Limited
Chu Tat Hoi
Director

The following is the text of the letter and valuation certificate received from Castores Magi (Hong Kong) Limited, an independent valuer, in connection with their valuation as at 31 July 2006 of the PRC Property.

嘉漫(香港)有限公司
CASTORES MAGI (HONG KONG) LIMITED
REGISTERED PROFESSIONAL SURVEYORS
REAL ESTATE, MINERALS, MACHINERY & EQUIPMENT AND BUSINESS VALUERS

CASTORES
MAGI

Suites 402-3
Unicorn Trade Centre
131 Des Voeux Road Central
Hong Kong

6 October 2006

The Directors
C.P. Pokphand Co. Ltd.
21st Floor
Far East Finance Centre
16 Harcourt Road
Hong Kong

Dear Sirs,

In accordance with your instruction to value the property in which C.P. Pokphand Co. Ltd. (the "Company") and its subsidiaries (together the "Group") have interests in Shenyang, Liaoning Province, the People's Republic of China (the "PRC"), we confirm that we have carried out inspection, made relevant enquiries and searches and obtained such further information as we consider necessary for the purpose of providing you with our opinion of the value of the relevant property as at 31 July, 2006 (the "date of valuation").

Our valuation of the property interest is our opinion of the Market Value which we would define as "the estimated amount for which a property should exchange on the date of valuation between a willing buyer and a willing seller in an arm's-length transaction after proper marketing wherein the parties had each acted knowledgeably, prudently and without compulsion." Market Value is understood as the value of an asset estimate without regard to costs of sale or purchase and without offset for any associated taxes.

Our valuation of the property interest has been made on the assumption that the owner sells the property on the open market in its existing state without the benefit of a deferred term contract, leaseback, joint venture, management agreement or any other similar arrangement which would serve to increase the value of the property.

The property interest has been valued on a Market Value basis assuming sale with vacant possession by direct comparison valuation method. This approach rests on the wide acceptance of market price as the best indicator of value and pre-supposes that evidence of recent transactions in the market place can be extrapolated to similar properties, subject to allowances for variable factors.

In valuing the property interest, we have adopted the basis of valuation and have made the valuation assumptions in accordance with the HKIS Valuation Standards on Properties (First Edition 2005) published by the Hong Kong Institute of Surveyors.

In valuing the property interest, we have complied with all the requirements contained in Chapter 5 and the Practice Note No. 12 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The current status of the property regarding major approvals, consents and licences required in the PRC is as follows:

Document/Approval	Status
State-owned Land Use Rights Certificate*	Yes

* *The land use rights is administrative allocation in nature and it is not freely transferable.*

We have relied to a considerable extent on the information provided by the Group and have accepted advice given to us on such matters as planning approvals or statutory notices, easements, tenure, occupation, lettings, rental, site and floor areas and all other relevant matters.

We have not carried out detailed site measurements to verify the correctness of the site area in respect of the relevant property but have assumed that the site area shown on the documents and official site plans handed to us are correct. Based on our valuation experience of similar properties in the PRC, we consider the assumptions so made to be reasonable. All documents and contracts have been used as reference only and all dimensions, measurements and areas are approximations. No on-site measurements have been taken.

We have inspected the property, in respect of which we have been provided with such information as we have required for the purpose of our valuation. However, no structural survey, investigation or examination has been made, but in the course of our inspection, we did not note any serious defects. We are not, however, able to report that the property is free from rot, infestation or any other structural defects. No tests were carried out to any of the services.

No allowance has been made in our report for any charges, mortgages or amounts owing on the property nor for any expenses or taxation which may be incurred in effecting a sale. Unless otherwise stated, it is assumed that the property is free from encumbrances, restrictions, and outgoings of an onerous nature which could affect its value.

We have been shown copies of various documents relating to the property. However, we have not searched the original documents to verify any amendments which may not appear on the copies handed to us. Due to defects of the land registration system in the PRC, we are unable to search the original documents to verify the existing title of the property or any material encumbrances that might be attached to the property. We are not in a position to advise on the title of the property. However, we have made reference to the opinion given by the Company's legal advisers on PRC laws in respect of the Group's title to the property.

We have had no reason to doubt the authenticity and accuracy of the information provided to us by the Group. We have also sought and received confirmation from the Group that no material factors have been omitted from the information supplied. We consider that we have been provided with sufficient information to reach an informed view, and have no reason to suspect that any material information has been withheld.

Unless otherwise stated, all monetary amounts stated are in Hong Kong Dollars. The adopted exchange rate for the valuation of the property is the prevailing rate as at the date of valuation, being HK$1 to RMB1.03 and no significant fluctuation in exchange rate has been found between that date and the date of this letter.

The conclusion of values is based on generally accepted valuation procedures and practices that rely extensively on assumptions and considerations, not all of which can be easily quantified or ascertained exactly. While we have exercised our professional judgment in arriving at the valuation, you are urged to consider carefully the nature of such assumptions which are disclosed in this report and should exercise caution when interpreting this report.

We hereby certify that we have neither present nor prospective interest in the Group or the value reported.

Our valuation is summarized below and the valuation certificate is attached.

Yours faithfully,
For and on behalf of
Castores Magi (Hong Kong) Limited
Ernest Cheung Wah Fu
Member of China Institute of Real Estate Appraisers
China Registered Real Estate Appraiser
B.Sc. MRICS MHKIS RPS MCIArb
Director

Note: Ernest Cheung Wah Fu is a Registered Professional Surveyor who has over 13 years of experience in valuing properties in Hong Kong and the PRC. His name is included in the List of Property Valuers for Undertaking Valuations for Incorporation or Reference in Listing Particulars and Circulars and Valuations in Connection with Takeovers and Mergers set forth by the Hong Kong Institute of Surveyors.

SUMMARY OF VALUE

Property interest held by the Group in Liaoning Province, the PRC

Property	**Capital Value in existing state as at 31 July, 2006** *HK$*
1. A commercial building located at No. 36 Shenxin Dong Road, Tiexi District, Shenyang, Liaoning Province, The PRC.	No commercial value
Total:	**No commercial value**

VALUATION CERTIFICATE

Property interest held by the Group in Liaoning Province, the PRC

Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31 July, 2006 *HK$*
1. A commercial building located at No. 36 Shenxin Dong Road, Tiexi District, Shenyang, Liaoning Province, The PRC.	The property comprises the whole block of a 6-storey commercial building which was completed in about 1992. The total gross floor area of the building is about 37,839 sq. m.	The property is currently vacant.	No commercial value

Notes:

1. According to a State-owned Land Use Rights Certificate dated 18th August, 2000 which was issued by Shenyang City Tiexi District Buildings and Land Administration Bureau (瀋陽市鐵西區房屋土地管理局), the followings, among others, were noted:

– Land User:	易初配銷(瀋陽)物業有限公司 (Ek Chor Distribution (Shenyang) Property Co., Ltd.), a wholly-owned subsidiary of the Company
– Address:	No. 36 Shenxin Dong Road, Tiexi District (鐵西區瀋新東路36號)
– Land Use Rights area:	11,850 sq. m.
– Nature of Land Use Rights	Administrative Allocation

2. Pursuant to this certificate, it was noted that lease, transfer, pledge, change of use of the land use rights must comply with the legal procedure for alternation registration.

3. According to the opinion provided by the Company's PRC legal advisors, Commerce & Finance Law Offices, the land use rights of the property is administrative allocation in nature and it is not freely transferable. Besides, the building is also not freely transferable.

4. Since the land use rights is administrative allocation in nature, it is not transferable. Therefore, we have not ascribed any commercial value to the property. We understand that a land premium is payable before the land use rights is transferable. Assuming the land premium had been fully paid as at the date of valuation, we are of the opinion that the capital value of the property (as at the date of valuation) was HK$78,700,000, being the unrestricted capital value of the property without deduction of any land premium.

RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

DIRECTORS' AND CHIEF EXECUTIVE'S INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES OR DEBENTURES

As at the Latest Practicable Date, the interests and short positions of the Directors and chief executive of the Company in shares, underlying shares or debentures of the Company or any associated corporation (within the meaning of Part XV of the SFO) as are required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions in which he is taken or deemed to have under such provisions of the SFO), recorded in the register required to be kept by the Company under Section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies were as follows:

(i) Long position in shares or underlying shares of the Company

Name of Director	Number of Shares held, capacity and nature of Interest		Total number of Shares in the Company	Approximate percentage of issued share capital of the Company (%)
	Beneficially owned	Through controlled corporation		
Mr. Sumet Jiaravanon	1,004,014,695	–	1,004,014,695	34.74

(ii) Directors' interests in share options granted by the Company

Pursuant to the old share option scheme (the "Old Scheme") adopted on 10 April 1992 which expired on 10 April 2002 and the existing share option scheme (the "Existing Scheme") adopted by the Company on 26 November 2002, certain Directors were granted share options. As at the Latest Practicable Date, the interests of the Directors in options to subscribe for shares in the capital of the Company under the Old Scheme and the Existing Scheme were as follows:

Name of Directors	Date of grant	Number of shares issuable upon exercise of options held as at Latest Practicable Date	Price per share to be paid on exercise of options *HK$*	Approximate percentage of shareholding *(%)*
Mr. Sumet Jiaravanon	26 February 2003	12,800,000	0.3900	0.4429
	3 May 2004	12,800,000	0.3900	0.4429
	19 May 2005	12,000,000	0.3540	0.4153
Mr. Dhanin Chearavanont	26 February 2003	12,800,000	0.3900	0.4429
	3 May 2004	12,800,000	0.3900	0.4429
	19 May 2005	12,000,000	0.3540	0.4153
Mr. Thanakorn Seriburi	10 August 1998	17,500,000	0.3875	0.6056
	26 February 2003	21,584,807	0.3900	0.7469
	3 May 2004	20,000,000	0.3900	0.6921
	19 May 2005	21,000,000	0.3540	0.7267
Mr. Meth Jiaravanont	19 May 2005	21,000,000	0.3540	0.7267
Mr. Robert Ping-Hsien Ho	26 February 2003	21,584,807	0.3900	0.7469
	3 May 2004	20,000,000	0.3900	0.6921
	19 May 2005	21,000,000	0.3540	0.7267

Save as disclosed above, as at the Latest Practicable Date, none of the Directors and chief executive of the Company had any interest or short position in shares, underlying shares or debentures of the Company or any associated corporation (within the meaning of Part XV of the SFO) as are required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions in which he is taken or deemed to have under such provisions of the SFO), recorded in the register required to be kept by the Company under Section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies.

PERSONS WHO HAVE AN INTEREST OR SHORT POSITION WHICH IS DISCLOSEABLE UNDER THE SFO AND SUBSTANTIAL SHAREHOLDERS

As at the Latest Practicable Date, the following persons (other than a Director or chief executive of the Company) had the following interests or short positions in shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who is, directly or indirectly, interested in 10% or more of the nominal value of

any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group:

Name	Capacity/ Nature of interest	*Notes*	Number of shares of the Company *Note 1*	Approximate percentage of issued share capital (%)
Krung Thai Bank Public Company Limited	Person having a security interest in shares	2	1,004,014,695 (L)	34.74
CPI Holding Co., Ltd.	Beneficial owner	3	1,004,014,695 (L and S)	34.74
C.P. Intertrade Co., Ltd.	Interest of a controlled corporation	3	1,004,014,695 (L and S)	34.74
Worth Access Trading Limited	Beneficial owner	4	1,059,190,000 (L)	30.54
Charoen Pokphand Holding Company Limited	Interest of a controlled corporation	4	1,059,190,000 (L)	30.54
Charoen Pokphand Group Company Limited	Interest of a controlled corporation	4	1,059,190,000 (L)	30.54

Notes:

1. The letter "L" denotes a long position whilst the letter "S" denotes a short position.

2. 1,004,014,695 shares were held by Krung Thai Bank Public Company Limited as security.

3. CPI Holding Co., Ltd. beneficially owned 1,004,014,695 shares. It also has a short position in 1,004,014,695 shares as the said shares have been pledged as security to Krung Thai Bank Public Company Limited. C.P. Intertrade Co., Ltd. has declared an interest in these shares by virtue of its shareholding in CPI Holding Co., Ltd.

4. Worth Access Trading Limited has a long position in 1,059,190,000 shares (including 481,250,000 shares and the subscription rights of 577,940,000 shares attached to the warrants). Charoen Pokphand Holding Company Limited has declared an interest in these same 1,059,190,000 shares by virtue of its shareholding in Worth Access Trading Limited whilst Charoen Pokphand Group Company Limited also declared an interest in such number of shares by virtue of its shareholding in Charoen Pokphand Holding Company Limited.

Save as disclosed above, so far as is known to the Directors, as at the Latest Practicable Date, no person (not being a Director or chief executive of the Company) had an interest or a short position in shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who is, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group.

COMPETING INTERESTS

As at the Latest Practicable Date, the Directors were not aware that any of the Directors has interest in any business which competes or is likely to compete, either directly or indirectly, with the business of the Group which falls to be disclosed under the Listing Rules.

SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors or proposed Directors has entered into any existing or proposed service contracts with the Company or any other member of the Group save for those expiring or determinable by the relevant employer within one year without payment of compensation (other than statutory compensation).

LITIGATION

Neither the Company nor any of its subsidiaries is engaged in any litigation or arbitration of material importance and there is no litigation or claim of material importance known to the directors of the Company to be pending or threatened by or against the Company or any of its subsidiaries.

MATERIAL ADVERSE CHANGE

The Directors are not aware of any material adverse change in the financial or trading positions of the Group since 31 December 2005 (the date to which the latest published audited consolidated accounts of the Group were made up).

QUALIFICATION AND CONSENT OF EXPERTS

The following are the qualifications of the experts (the "Experts") who have given their letters for the purpose of this circular:

Name	Qualifications	Nature of opinion or advice	Date of opinion
Kingsway	A licensed corporation under the SFO to carry out type 6 of the (advising on corporate finance) regulated activity (as defined under the SFO)	Letter to the Independent Board Committee and the Independent Shareholders	6 October 2006
Castores Magi (Hong Kong) Limited	Registered professional surveyor	Letter and valuation certificate in connection with their valuation of the PRC Property	6 October 2006
Commerce & Finance Law Offices	A qualified PRC legal adviser	PRC legal opinion	7 September 2006, 28 September 2006 and 29 September 2006

The Experts have given and have not withdrawn their respective written consents to the issue of this circular with the inclusion of their letters and/or references to their names in the form and context in which they respectively appear.

As at the Latest Practicable Date, the Experts did not have any shareholding in the Company or any other member of the Group or the right, whether legally enforceable or not, to subscribe for or to nominate persons to subscribe for securities in the Company or any other member of the Group.

GENERAL

(a) No Director is materially interested in any contract or arrangement subsisting at the date hereof which is significant to the business of the Group taken as a whole.

(b) Save for certain Directors' interests in the Disposal (as explained in the section headed "Disposal" in the Letter from the Board of this circular), since 31 December 2005, the date to which the latest published audited consolidated accounts of the Group have been made up, none of Kingsway, Castores Magi (Hong Kong) Limited, Commerce & Finance Law Offices nor any of the Directors has, or has had, any direct or indirect interest in any assets which have been acquired or disposed of by or leased to or which are proposed to be acquired, disposed of by or leased to, any member of the Group.

(c) As at the Latest Practicable Date, none of Kingsway, Castores Magi (Hong Kong) Limited nor Commerce & Finance Law Offices was interested in any shares in the Company or any of its subsidiaries or any rights or option to subscribe for or nominate persons to subscribe for any shares in the Company or any of its subsidiaries.

(d) The secretary of the Company is Ms. Chan Pui Shan, Bessie. She is an associate member of both The Institute of Chartered Secretaries and Administrators and The Hong Kong Institute of Chartered Secretaries.

(e) The qualified accountant of the Group is Ms. Wong Pui Shan, who is an associate member of the Hong Kong Institute of Certified Public Accountants.

(f) The branch share registrars of the Company in Hong Kong is Computershare Hong Kong Investor Services Limited, at 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong. The register office of the Company is at Canon's Court, 22 Victoria Street, Hamilton HM12, Bermuda and the principal place of business is at 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong.

(g) The English text of this circular shall prevail over the Chinese text.

DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents are available for inspection during normal business hours at the principal place of business in Hong Kong of the Company at 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong up to and including 25 October 2006:

(i) the letter from the Independent Board Committee, the text of which is set out on page 10 of this circular;

(ii) the letter from Kingsway, the text of which is set out on pages 11 to 15 of this circular;

(iii) the letter from Castores Magi (Hong Kong) Limited, the text of which is set out on pages 16 to 20 of this circular;

(iv) the written consents of Kingsway, Castores Magi (Hong Kong) Limited and Commerce & Finance Law Offices referred to in paragraph headed "Qualification and Consent of Experts" in this Appendix;

(v) the Agreement; and

(vi) the PRC legal opinion given by Commerce & Finance Law Offices as mentioned in the valuation report prepared by Castores Magi (Hong Kong) Limited.

C.P. POKPHAND CO. LTD.

(Incorporated in Bermuda with limited liability)

(Stock Code: 43)

NOTICE IS HEREBY GIVEN that a special general meeting (the "Meeting") of C.P. Pokphand Co. Ltd. (the "Company") will be held at 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong on Wednesday, 25 October 2006 at 10:00 a.m. (or soon thereafter as the special general meeting of the Company scheduled to be held at 9:30 a.m. on the same date shall have been concluded or adjourned) for the purpose of considering and, if thought fit, passing, with or without modifications, the following resolution:

ORDINARY RESOLUTION

"**THAT** the agreement dated 7 September 2006 between C. T. Progressive (Investment) Ltd. (the "Vendor"), being a wholly-owned subsidiary of the Company, and Excel Prominent Limited (the "Purchaser") (the "Agreement") pursuant to which the Vendor has conditionally agreed to sell the entire issued share capital of Ek Chor Distribution (Shenyang) Property Company Limited to the Purchaser, a copy of which marked "A" is tabled at the Meeting and initialed by the chairman of the Meeting for identification purpose, be and is hereby ratified and approved **AND THAT** the directors of the Company be and are hereby authorized to sign any document or to do anything on behalf of the Company which they may consider necessary, desirable or expedient for the purpose of, or in connection with, the implementation of the Agreement (as amended, if applicable) and to make such amendments thereto as any director of the Company may consider necessary, desirable or expedient."

By order of the Board
Chan Pui Shan, Bessie
Company Secretary

Hong Kong, 6 October 2006

Notes:

1. A form of proxy for use at the Meeting is being despatched to the shareholders of the Company together with a copy of this notice.

2. The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorized in writing or, if the appointor is a corporation, either under its seal or under the hand of any officer, attorney or other person authorized to sign the same.

3. Any shareholder entitled to attend and vote at the Meeting convened by the above notice shall be entitled to appoint one or more proxies to attend and vote instead of him. A proxy need not be a shareholder of the Company.

4. In order to be valid, the form of proxy, together with the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of such power of attorney or authority, must be deposited at the Company's Registrar in Hong Kong at Computershare Hong Kong Investor Services Limited, at 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not less than 48 hours before the time appointed for holding the Meeting or any adjournment thereof.

5. Completion and deposit of the form of proxy will not preclude a shareholder of the Company from attending and voting in person at the Meeting convened or any adjourned meeting and in such event, the form of proxy will be deemed to be revoked.

6. Where there are joint holders of any share of the Company, any one of such joint holders may vote, either in person or by proxy, in respect of such share as if he/she were solely entitled thereto, but if more than one of such joint holders are present at the Meeting, the most senior shall alone be entitled to vote, whether in person or by proxy. For this purpose, seniority shall be determined by the order in which the names stand on the register of members of the Company in respect of the joint holding.

7. Pursuant to the Bye-law 59 of the Company, at any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is required under the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited or (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded (i) by the chairman of the meeting; or (ii) by at least three shareholders of the Company present in person or by proxy and entitled to vote; or (iii) by any shareholder or shareholders of the Company present in person (or in the case of a shareholder being a corporation, by its duly authorised representative) or by proxy and representing in aggregate not less than one-tenth of the total voting rights of all shareholders of the Company having the right to attend and vote at the meeting; or (iv) by a shareholder or shareholders of the Company present (or in the case of a shareholder being a corporation, by its duly authorised representative) in person or by proxy and holding shares conferring a right to attend and vote at the meeting on which there have been paid up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

8. As indicated in the Company's circular dated 6 October 2006, the chairman of the meeting will demand that a poll be taken in respect of the resolution to be proposed at the meeting for the approval of the Agreement.

此乃要件　請即處理

閣下如對本通函之任何方面或應採取之行動**有任何疑問**，應諮詢持牌股票經紀、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將所有名下之卜蜂國際有限公司證券**出售或轉讓**，應立即將本通函及隨附之代表委任表格送交買主或承讓人，或經手買賣或轉讓之銀行、持牌股票經紀或其他代理商，以便轉交買主或承讓人。

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本通函全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

卜蜂國際有限公司

（於百慕達註冊成立之有限公司）

（股份編號：43）

關連及須予披露交易

出售易初配銷（瀋陽）物業有限公司之全部已發行股本

獨立董事委員會及獨立股東之獨立財務顧問

滙富集團 KingswayGroup

滙富融資有限公司

獨立董事委員會函件及獨立財務顧問（滙富融資有限公司），致獨立董事委員會及獨立股東之意見函件分別載於本通函第10頁及第11頁至第15頁。

卜蜂國際有限公司謹訂於二零零六年十月二十五日（星期三）上午十時正（或緊隨本公司於同日上午九時三十分召開之股東特別大會結束或休會後）假座香港夏慤道十六號遠東金融中心二十一樓召開股東特別大會，大會通告載於本通函第27頁至第28頁。

無論　閣下是否有意出席股東特別大會，務請盡快將隨附之代表委任表格按其列印之指示填妥，惟無論如何須於大會或其任何續會指定舉行時間四十八小時前交回。填妥及交回代表委任表格後，　閣下仍可按意願親身出席股東特別大會或其任何續會，並於會上投票。

二零零六年十月六日

目　錄

頁次

於本通函內，除文義另有所指，下列詞彙具有下列涵義：

「協議」	指	賣方與買方於二零零六年九月七日就出售事項而訂立之協議
「聯繫人士」	指	根據上市規則下之定義
「董事會」	指	董事會
「營業日」	指	香港銀行辦理業務之日子(星期六及日除外)
「謝氏家族股東」	指	謝氏家族之四位成員，包括謝正民先生、謝大民先生、謝中民先生及謝國民先生間接合計擁有本公司已發行股本約51.43%權益
「本公司」	指	卜蜂國際有限公司，一家於百慕達註冊成立之有限公司，其股份於聯交所主板上市
「完成」	指	根據協議之條款及條件完成出售事項
「董事」	指	本公司之董事
「出售事項」	指	根據協議之條款，賣方向買方出售易初配銷之全部已發行股本
「易初配銷」	指	易初配銷(瀋陽)物業有限公司，一家於香港註冊成立之有限公司，其為本公司之一家全資附屬公司
「本集團」	指	本公司及其附屬公司
「香港」	指	中國香港特別行政區
「獨立董事委員會」	指	董事會委任之董事委員會，成員包括獨立非執行董事，就協議向獨立股東提供意見
「獨立股東」	指	謝氏家族股東及其各自之聯繫人士以外之本公司股東

「滙富」	指	滙富融資有限公司，一間根據證券條例可經營第6類(企業融資顧問)受規管業務之持牌法團，已獲委任為獨立財務顧問，以向獨立董事委員會及獨立股東就協議條款提供意見
「最後實際可行日期」	指	二零零六年九月二十九日，即本通函付印前就確定本通函所載若干資料而言之最後實際可行日期
「上市規則」	指	聯交所證券上市規則
「中國」	指	中華人民共和國(惟在此通函並不包括香港、澳門特別行政區及台灣)
「中國物業」	指	總建築面積為37,839平方米及位於中國遼寧省瀋陽鐵西區瀋新東路36號之物業
「買方」	指	Excel Prominent Limited，一家於英屬維爾京群島註冊成立之有限公司
「證券條例」	指	證券及期貨條例(香港法例第571章)
「股東」	指	本公司之股東
「股東特別大會」	指	本公司將於二零零六年十月二十五日(星期三)上午十時正(或緊隨本公司於同日上午九時三十分召開之股東特別大會結束或休會後)召開之股東特別大會，以考慮並酌情批准協議及其項下之交易
「聯交所」	指	香港聯合交易所有限公司
「賣方」	指	C.T. Progressive (Investment) Ltd.，一家於英屬維爾京群島註冊成立之有限公司及為本公司之一家全資附屬公司
「港元」	指	港元，香港之法定貨幣

「人民幣」　　指　人民幣，中國之法定貨幣

「%」　　指　百分比

就本通函而言(除非文中另有所指外)，採用以下人民幣兑港元滙率，惟僅供參考之用：人民幣1元 = 0.97港元

卜蜂國際有限公司

(於百慕達註冊成立之有限公司)
(股份編號：43)

董事：
謝中民先生
謝國民先生
李紹祝先生
謝克俊先生
黃業夫先生
何炎光先生
何平僊先生
白善霖先生
謝吉人先生
謝杰人先生
謝仁基先生
謝漢人先生
Kowit Wattana先生*
Sombat Deo-isres先生*
馬照祥先生*

註冊辦事處：
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

香港主要營業地點：
香港
夏慤道十六號
遠東金融中心
二十一樓

* *獨立非執行董事*

敬啟者：

關連及須予披露交易

出售易初配銷(瀋陽)物業有限公司之全部已發行股本

緒言

董事會於二零零六年九月七日公佈，賣方(本公司之一家全資附屬公司)與買方訂立協議，據此，賣方有條件地同意出售易初配銷之全部已發行股本予買方，代價為人民幣82,000,000元(約79,540,000港元)。賣方為一家投資控股公司及現時實益擁有

易初配銷之全部已發行股本。於完成出售事項後，本集團將不再擁有易初配銷任何權益。

謝氏家族股東間接合計持有本公司約51.43%之已發行股本。

買方為一家投資控股公司，為謝氏家族股東(本公司控權股東)持有51.31%權益之Charoen Pokphand Group Company Limited之間接全資附屬公司。因此，根據上市規則之定義，買方為本公司之關連人士。據此，根據上市規則第14A.13條，出售事項構成本公司一項關連交易，需獲獨立股東於股東特別大會上以點票方式批准，根據上市規則第14A.18及14A.54條，謝氏家族股東及其各自之聯繫人士將放棄投票權。根據上市規則之規定，出售事項亦構成本公司一項須予披露交易。

本通函旨在向 閣下提供有關出售事項之資料，載列滙富向獨立董事委員會及獨立股東提供之意見及獨立董事委員會就出售事項之推薦意見及向獨立股東發出召開股東特別大會之通告，藉以考慮並酌情批准出售事項。

出售事項

協議訂立日期

二零零六年九月七日

訂約方

(i) 賣方(本公司一家全資附屬公司)；及

(ii) 買方(一家為謝氏家族股東(本公司控權股東)擁有51.31%權益之Charoen Pokphand Group Company Limited間接全資擁有之公司)

將出售之資產

根據協議，賣方有條件地同意出售及買方有條件地同意收購易初配銷之全部已發行股本，該公司持有之唯一資產為位於中國遼寧省瀋陽鐵西區瀋新東路36號之物業。

代價

出售事項之代價為人民幣82,000,000元(相等約79,540,000港元)，買方須於完成

時一次性支付予賣方。根據協議之條款，買方可以人民幣、港元或混合兩種貨幣按已同意之滙率為人民幣1元兑0.9709港元支付代價。

出售事項之代價乃經訂約方以商業公平原則磋商及經參照嘉漫(香港)有限公司(為香港測量師學會認可之專業估值師)編製之估值報告內中國物業於二零零六年七月三十一日之公開市場價值後釐定。獨立估值師與本公司之董事、高級行政人員或主要股東或其各自任何附屬公司或其各自任何聯繫人士(根據上市規則之定義)均無關連。該估值計及中國物業之業權不得自由轉讓，因此其資本價值於二零零六年七月三十一日為無商業價值。該估值報告亦陳述，假定土地出讓金已悉數繳付，估值師認為於二零零六年七月三十一日該中國物業之資本價值為78,700,000港元(此乃該中國物業於未扣除任何土地出讓金之不受限制資本值)。中國法律顧問之意見為出售事項並不涉及中國物業之業權轉讓，據此現時之交易並不產生任何有關中國物業之費用及支出(包括土地出讓金)。

易初配銷以其為本公司之一家全資附屬公司入帳於本集團之財務業績。於完成出售事項後，本集團將不再擁有易初配銷之任何權益。

條件

協議須待下列條件獲履行後，方告完成：

(i) 根據上市規則，獨立股東須通過批准出售事項之必須決議案及協議項下之交易；

(ii) 訂約方根據出售事項及協議擬進行之交易須取得任何適用法例、規則、規例或政府、行政或監管機構規定之一切所需批准、同意及豁免；

(iii) 賣方需履行合約及於完成時或之前保證履行載列於協議之要求；及

(iv) 賣方須提供予買方一份有關中國物業之估值報告(由獨立估值師作出之估值報告須提供一個不能超出協議日期前兩個月之中國物業之估值)。

於最後實際可行日期，並無協議條件已獲履行。

倘上述條件未能於二零零六年十一月三十日(或訂約方協定之較後日期)或之前獲履行或未能獲得買方以書面豁免(就任何上述列出(iii)或(iv)之條件而言)，則協議將告失效。

完成

協議須待上述條件獲履行後五個工作天內完成，或相關訂約方於完成前以書面協定之其他較後日期完成。協議之完成預期不遲於二零零六年十一月三十日。

易初配銷及中國物業之資料

易初配銷主要從事物業投資業務及擁有一所位於中國遼寧省瀋陽鐵西區瀋新東路36號之物業。該中國物業之總建築面積為37,839平方米。易初配銷於一九九五年六月二日獲發該中國物業之國有土地使用證，為期四十年，即於二零三五年六月到期。於二零零零年八月十八日，易初配銷獲發中國物業之國有土地使用證(該證取代上述於一九九五年六月二日發出之國有土地使用證)。由於該國有土地使用證授出之土地使用權為以行政劃撥取得，並無載明土地使用權的期限，根據本公司之中國法律顧問之意見，國有土地使用權證上載明的四十年期限已不再有效力，中國物業的土地使用權並無載明使用期限及中國物業並不能自由轉讓。易初配銷購入中國物業之成本為人民幣174,059,446元(約160,541,459港元，按購入時之平均匯率計算)。該中國物業之指定用途為商業用途。

下表載列若干易初配銷截至二零零五年十二月三十一日止兩年之已審核財務資料(易初配銷之已審核帳目按香港公認會計準則編製)：－

	截至二零零五年十二月三十一日止	截至二零零四年十二月三十一日止
	千港元	*千港元*
營業額	–	–
除稅及特殊項目前虧損	4,666	4,638
稅項	–	–
除稅及特殊項目後虧損	4,666	4,638
淨虧絀	168,525	163,859

出售事項之原因

本集團主要從事農產品貿易、經營飼料廠及禽畜業務、產銷摩托車及汽車零件及物業與投資控股。

中國物業包括一幢六層高商業大廈，自一九九五年由易初配銷購入後一直空置。於該收購時，本集團乃從事零售業務及計劃於瀋陽營運一座購物中心以拓展其零售

業務。但自一九九七年逐步關閉於香港虧損之超市，本集團已終止其零售業務。由於中國物業並未有其他適合發展之項目計劃，自購入後一直空置至今。出售事項令本集團獲機會簡化其內部資源及令本集團專注現時之主要業務。

扣除支出後(包括潛在之利得稅(如有)、印花稅及專業服務費)，出售事項之所得款項淨額約人民幣8,100萬元(約7,900萬港元)將作為償還本集團之銀行貸款。按於二零零六年七月三十一日易初配銷經調整後之資產淨值(調整乃參考上述嘉漫(香港)有限公司之估值報告內之中國物業價值為人民幣81,134,000元(約78,700,000港元))及出售事項之所得款項淨值，本集團預期出售事項將錄得溢利約為306,500港元。出售事項及償還上述銀行貸款後，本集團之資產總額及負債總額將減低。

計及上述因素，董事認為出售事項之條款屬公平及合理，並對本公司股東整體而言有利。

上市規則之含義

謝氏家族股東間接合計擁有本公司約51.43%之已發行股本。

買方為一家投資控股公司，為謝氏家族股東(本公司控權股東)擁有51.31%權益之Charoen Pokphand Group Company Limited之間接全資附屬公司。因此，根據上市規則之定義，買方為本公司之關連人士。據此，根據上市規則第14A.13條，出售事項構成本公司一項關連交易，需待獨立股東於股東特別大會上以點票方式批准，根據上市規則第14A.18及14A.54條，謝氏家族股東及其各自之聯繫人士將放棄投票權。根據上市規則之規定，出售事項亦構成本公司一項須予披露交易。

股東特別大會

召開股東特別大會之通告載於本通函第27頁至第28頁。股東特別大會將予召開，以考慮並酌情通過批准出售事項之普通決議案。謝氏家族股東及其各自之聯繫人士將於股東特別大會上放棄投票權。

茲隨附適用於股東特別大會之代表委任表格。無論　閣下是否有意出席大會，敬請依照表格上之指示填妥，儘早並於股東特別大會或其任何續會指定舉行時間四十八小時前交回本公司於香港之股份過戶登記分處，香港中央證券登記有限公司，地址為香港皇后大道東一八三號合和中心四十六樓。　閣下填妥及交回代表委任表格後，屆時仍可親自出席股東特別大會或其任何續會及投票。

根據本公司細則第59條，於任何股東大會中進行表決之決議案將以舉手形式決定，除非上市規則規定以點票形式決定或(於公佈舉手結果之際或之前或其他進行點票的要求已被撤銷)被要求以點票形式決定，並由(i)大會之主席提出；或(ii)最少三位有權出席及投票之股東或其代表提出；或(iii)合共持有不少於在會議上有權出席及投票之所有股東達百分之十的總投票權及有出席之股東(倘若股東為法團，則為授權代表)或其代表提出；或(iv)合共持有已繳股本不少於所有已繳股本總額百分之十及有權出席及投票之股東(倘若股東為法團，則為授權代表)或其代表提出。

據上述所指，股東特別大會之主席將提出於股東特別大會上以點票形式通過批准出售事項之普通決議案。

推薦意見

獨立董事委員會已成立，以考慮就出售事項之條款對獨立股東而言是否公平合理，以及滙富已獲委任向獨立董事委員會及獨立股東就該事項提供意見。

滙富向獨立董事委員會及獨立股東提供意見之函件內容載列於本通函第11頁至第15頁及獨立董事委員會致獨立股東之函件載列於第10頁。

獨立董事委員會經考慮滙富之意見，認為出售事項之條款乃公平及合理及對本公司及股東整體而言有利，據此，建議獨立股東投票贊成將於股東特別大會上提呈之相關普通決議案。

進一步資料

敬希垂注載列於本通函附錄之資料。

此致

列位股東 台照

承董事會命
董事
何平僊
謹啟

二零零六年十月六日

卜蜂國際有限公司

(於百慕達註冊成立之有限公司)
(股份編號：43)

敬啟者：

關連及須予披露交易
出售易初配銷(瀋陽)物業有限公司之全部已發行股本

吾等參照二零零六年十月六日印發予股東之通函(「通函」)，本函件亦為通函之一部份。除文義另有所指，本函件用語之涵義與通函所定義者相同。

由於獨立非執行董事相對協議之訂約各方為獨立人士，並於協議項目下之交易概無利益，董事會遂委任吾等就協議之條款及條件對股東整體而言是否公平合理提供意見。

滙富已獲本公司委任為獨立財務顧問，就協議之條款及條件之公平性及合理性向吾等提供意見。意見詳情及達致該等意見時所考慮之主要因素及理由列載於本通函第11頁至第15頁。敬請　閣下亦垂注列載於本通函第4頁至第9頁之董事會函件及列載於本通函附錄內之附加資料。

經考慮滙富於函件內之意見和考慮之主要因素及理由後，吾等認為協議之條款及條件就獨立股東而言乃屬公平合理，並對本公司及股東整體而言有利。吾等遂建議獨立股東於股東特別大會上投票贊成有關協議之決議案。

此致

列位獨立股東　台照

代表
獨立董事委員會

獨立非執行董事	*獨立非執行董事*	*獨立非執行董事*
馬照祥	**Kowit Wattana**	**Sombat Deo-isres**

二零零六年十月六日

下文乃載入本通函內滙富致獨立董事委員會及獨立股東就協議之條款提供意見之函件全文。

集團 滙富 KingswayGroup

香港中環夏慤道10號和記大廈5樓
電話：(852) 2877-1830 傳真：(852) 2868-3570

敬啟者：

關連及須予披露交易

出售易初配銷(瀋陽)物業有限公司之全部已發行股本

吾等獲委任向獨立董事委員會及獨立股東就協議之條款提供意見。出售事項之詳情列載於卜蜂國際有限公司於二零零六年十月六日致股東之通函(「**通函**」)，本函件亦為通函之一部份。除文義另有所指，本函件用語之涵義與通函所定義者相同。

貴公司於二零零六年九月七日公佈，賣方(貴公司之一家全資附屬公司)與買方訂立協議，據此，賣方有條件地同意出售易初配銷之全部已發行股本予買方，代價為人民幣82,000,000元(約79,540,000港元)。賣方為一家投資控股公司及現時實益擁有易初配銷之全部已發行股本。於完成出售事項後， 貴集團將不再擁有易初配銷任何權益。

謝氏家族股東間接合計擁有本公司約51.43%之已發行股本。買方為一家投資控股公司，為謝氏家族股東(貴公司控權股東)擁有51.31%權益之Charoen Pokphand Group Company Limited之間接全資附屬公司。因此，根據上市規則之定義，買方為貴公司之關連人士。據此，根據上市規則第14A.13條，出售事項構成貴公司一項關連交易，並須於股東特別大會上取得獨立股東之批准。根據上市規則，出售事項亦構成 貴公司一項須予披露交易。

吾等所達致之意見，端賴 貴公司所提供及載於通函之資料及聲明，並認為乃完整及相關。吾等根據通函內之資料及聲明並假設通函內董事會所作出之聲明、意見及意向自提供至通函刊發之日乃真實、準確及完整，可供信賴。吾等亦假定董事

於通函內所作出之聲明、意見及意向乃經仔細垂詢後合理地作出。吾等認為已審閱足夠之資料以達致吾等之意見。吾等並無理由懷疑董事會所提供之資料及聲明之真實性、準確性及完整性。

吾等亦已覆閱嘉漫(香港)有限公司(「**估值師**」)就中國物業(易初配銷之唯一資產)編製之獨立估值報告，該報告載於通函附錄一(「**估值報告**」)。吾等亦有機會與估值師討論其編製之物業估值。吾等有理由相信估值師提供之意見乃經審慎周詳考慮後編撰。

然而，吾等並無就 該中國物業進行任何獨立估值，亦無就 貴集團或任何附屬公司或聯營公司之業務及狀況作出獨立深入之調查。

主要考慮因素及理由

就出售事項致獨立董事委員會及獨立股東之推薦意見時，吾等經考慮下列主要因素及理由：

(i) 出售事項之背景及原因

貴集團主要從事農產品貿易、經營飼料廠及禽畜業務、產銷摩托車及汽車零件及物業與投資控股。

易初配銷主要從事物業投資業務，中國物業為其唯一資產。易初配銷為賣方(本公司之全資附屬公司)之全資附屬公司。誠如董事會函件所述，易初配銷於二零零六年七月三十一日之資產淨值為中國物業之估值(假設中國物業之土地使用權為可轉讓)約為人民幣81,134,000元(約78,700,000港元)。

中國物業位於中國遼寧省瀋陽鐵西區瀋新東路36號，由一幢六層高商業大廈所有部份組成，總建築面積為37,839平方米。根據一張於一九九五年六月二日發出有關中國物業之國有土地使用證(「**舊證**」)，中國物業之指定用途為商業用途，為期四十年，由一九九五年六月至二零三五年六月。於二零零零年八月十八日，易初配銷獲得一張新國有土地使用證(「**新證**」)(該證取代舊證)，由於新證所授出之土地使用權以行政劃撥方式取得，因此並無載明特定年期。根據 貴公司之中國法律顧問通商律師事務所之意見，(i)舊證載明之四十年期限已不再有效力；(ii)中國物業並不載明特定使用年期，然而中國物業之土地使用權為不可轉讓。

易初配銷於一九九五年購入中國物業時， 貴集團乃從事零售業務及計劃於中國瀋陽營運一座購物中心以拓展其業務。然而， 貴集團於香港之超市錄得虧損。因此， 貴集團自一九九七年逐步關閉該等超市並終止參與零售業務。其後，董事會認為中國物業並未有其他合適之發展項目，因此自購入後一直空置至今。

根據 貴公司二零零五年年報， 貴集團於二零零六年之業務目標為在水產品養殖及蛋品工業化、生豬產業化及食品深加工國際標準化四方面取得突破。

於二零零六年九月七日，賣方已有條件地同意出售而買方有條件地同意購買易初配銷之全部已發行股本。本公司中國法律顧問(通商律師事務所)確認根據中國法律易初配銷變更實益擁有者並不視作轉讓中國物業，而且認為中國法律並不適用於出售事項(牽涉香港註冊成立之公司之股份轉讓)。董事會認為出售事項是 貴集團獲將其投資變現簡化其內部資源的寶貴機會，讓 貴集團專注現有之主要業務。基於以上因素，吾等與董事之意見一致，認為出售事項讓 貴集團專注於現時之主要業務。

(ii) **協議**

誠如在「董事會函件」中所述，出售事項之代價(「**代價**」)為人民幣82,000,000元(約79,540,000港元)，此乃以商業公平原則磋商及經參照中國物業於二零零六年七月三十一日之估值後釐定。根據估值報告，由於中國物業之土地使用權性質為行政劃撥因而不得轉讓，故中國物業為無任何商業價值。然而，假設土地出讓金已悉數繳付，土地使用權將為可轉讓，估值師認為中國物業於二零零六年七月三十一日之市價為人民幣81,134,000元(78,700,000港元)(該金額並未扣除土地出讓金)。代價較易初配銷於二零零六年七月三十一日之資產淨值(為中國物業之估值，並假設中國物業之土地使用權為可轉讓)輕微高出約1.1%，代價將用作償還 貴集團之銀行貸款。

代價將於完成時由買方一次性支付予賣方，代價可以人民幣、港元或混合兩種貨幣按已同意之滙率人民幣1元兑0.9709港元支付。完成預期將不遲於二零零六年十一月三十日或出售事項之訂約方協定之其他較後日期。董事會確認，於出售事項下協議訂約方均毋須繳付任何土地出讓金。

董事會確認易初配銷現時除持有中國物業外，並無任何商業營運。易初配銷為零債項及其資產淨值全數等同中國物業之價值。因此，吾等認為參考中國物業之估值去釐定代價為公平及合理。吾等已與估值師就物業估值作出討論，以理解估值方法及已採用之假設。吾等從估值師得知彼等已視察物業及按市值基準對中國物業進行估值並假設屬空置交吉出售。根據香港測量師學會頒佈之《香港測量師學會物業估值準則》(第一版)，市值之定義乃指某項物業於估值日期由自願買方及自願賣方於適當市場推銷下達成公平交易之估計可交換金額，而買賣雙方均在知情、審慎及自願情況下進行交易。此方法依據廣泛接受之市價作為價值之最佳指標，並假定市場上最近期之交易證據能推斷類似物業之價值。估值師確認彼等已遵從(i)香港測量師學會頒佈之《香港測量師學會物業估值準則》(第一版)；及(ii)上市規則第5章及第12項應用指引。

由於代價按中國物業之估值(假設中國物業之土地使用權為可轉讓)而釐定及較易初配銷於二零零六年七月三十一日之資產淨值高出約1.1%或人民幣866,000元(約840,000港元),吾等認為代價及公平及合理,並對 貴公司及股東整體有利。

(iii) 出售事項之財務影響

資產淨值之影響

誠如「董事會函件」所述,易初配銷於二零零六年七月三十一日之資產淨值將調整至中國物業之估值為約人民幣81,134,000元(約78,700,000港元)。由於代價輕微高於易初配銷之資產淨值,董事會認為出售事項將不會對本集團之資產淨值帶來重大影響。

收入之影響

中國物業自購入後於一直空置,故並未為本集團帶來任何收入。出售事項完成後,本集團將不需就中國物業支付任何折舊費用。再者,由於代價於易初配銷之資產淨值有輕微溢價,董事會認為出售事項將不會帶來任何重大收益或虧損。

一般營運資金及資產負債比率之影響

由於代價將以現金支付,本集團之一般營運資金情況將會改善。吾等認為增加營運資金將有利於 貴集團及股東。董事會告知緊接出售事項完成後, 貴集團之資產負債比率(以負債總額除以資產總額)將不會有重大影響。由於代價擬用作償還 貴集團之銀行貸款,董事預期 貴集團之資產負債比率於未來將得以改善。

推薦意見

經考慮上述主要因素及理由後，吾等認為協議之條款乃公平合理，與及對　貴公司及股東整體而言有利。據此，吾等建議獨立股東，及建議獨立董事委員會向獨立股東建議，於股東特別大會上投票贊成批准有關出售事項之普通決議案。

此致

卜蜂國際有限公司
獨立董事委員會及獨立股東　台照

代表
滙富融資有限公司
董事
朱達凱
謹啟

二零零六年十月六日

以下乃嘉漫(香港)有限公司發出之函件及估值證書，內容有關中國物業於二零零六年七月三十一日之估值。

嘉漫(香港)有限公司
CASTORES MAGI (HONG KONG) LIMITED
註冊專業測量師
房地產、礦藏、機器設備及業務評估

CASTORES
MAGI

香港德輔道中131號
有餘貿易中心
402-3室

敬啟者：

吾等遵照　閣下之指示，對卜蜂國際有限公司(「貴公司」)及其附屬公司(統稱「貴集團」)持有位於中華人民共和國(「中國」)遼寧省瀋陽之物業權益進行估值。吾等確認曾視察該等物業，作出有關查詢及查冊，並蒐集吾等認為必要之進一步資料，以便向　閣下呈述吾等對有關物業於二零零六年七月三十一日(「估值日期」)價值之意見。

吾等對物業權益之估值乃吾等對市值之意見。所謂市值，就吾等所下之定義而言，乃指「某項物業於估值日期由自願買方及自願賣方於適當市場推銷下達成公平交易之估計可交換金額，而買賣雙方均在知情、審慎及自願情況下進行交易」。市值乃一項資產之估值，當中並不計及出售或購買之成本，亦無就任何相關稅項作出抵免。

吾等對物業權益之估值乃假定業主於公開市場將該等物業在現況下出售，且並無憑藉延期合約、售後租回、合資經營、管理協議或任何其他類似安排，以便抬高物業之價值。

該等物業權益乃按市值基準的直接比較法進行估值，並假設屬空置交吉出售。此方法依據廣泛接受之市價作為價值之最佳指標，並假定市場上最近期之交易證據能推斷類似物業之價值，惟當中須計入多項變數。

評估物業權益之價值時，吾等乃採納香港測量師學會頒佈之「香港測量師學會物業估值準則(第一版)」之準則進行估值。

評估物業權益之價值時，吾等已遵照香港聯合交易所有限公司證券上市規則第五章及第十二項應用指引之所有規定。

物業之有關中國所需主要批文、同意書及執照之現況載列如下：

文件／批文	狀況
國有土地使用證	有

* 該土地使用權屬行政劃撥性質及不得自由轉讓。

吾等在頗大程度上依賴 貴集團所提供之資料，並接納提供予吾等有關規劃批文或法定通告、地役權、年期、佔用、出租、租金、地盤及樓面面積等事宜及所有其他有關事宜之意見。

吾等並無進行詳細地測量，以核實有關物業之地盤面積是否正確，惟假設吾等所獲提供之文件及正式地盤圖則所列示之地盤面積均為正確。根據吾等對中國類似物業進行估值之經驗，吾等認為所作出之假設實屬合理。所有文件及合同僅作參考用途，而所有尺寸、量度及面積亦僅為約數。吾等並無進行任何實地量度。

吾等曾視察該物業，而吾等就該等物業獲提供進行估值所需之有關資料。然而，吾等並無進行結構測量、調查或審查，惟在視察過程中，吾等並無發現任何嚴重損壞。然而，吾等無法呈報該等物業確無腐朽、蟲蛀或任何其他結構損壞。吾等亦無對任何設施進行測試。

吾等之報告並無考慮該等物業所結欠之任何抵押、按揭或債項，以及出售成交時可能須承擔之任何開支或稅項。除另有指明外，吾等假定該等物業概不附帶可影響其價值之繁重債權負擔、限制及支銷。

吾等獲展示多份有關物業之文件副本，然而，吾等並無查閱文件正本以證實是否有任何改動並無反映在提供予吾等之副本上。基於中國土地登記制度未盡完善，吾等無法查閱文件正本以證實物業之現有業權或物業可能附帶之任何重大產權負擔。吾等並無職務向該物業之業權提供意見。然而，吾等已參考 貴公司中國法律顧問就 貴集團物業業權所提供之意見。

吾等並無理由懷疑　貴集團所提供資料之真確性，吾等亦敦請並獲　貴集團確認所提供之資料並無遺漏任何重大因素。吾等認為已獲提供足夠資料以達致知情意見，且並無理由懷疑有任何重要資料被隱瞞。

除另有說明外，所有款項均以港元列示。物業進行估值時採用之滙率為估值日之現行滙率，即1港元兑人民幣1.03元，而該滙率於估值日及本函件日期期間並無重大波動。

有關價值之結論乃依據公認估值程序及慣例得出，而有關程序及慣例在頗大程度上以並非全部可以輕易量化或準確肯定之假設及考慮因素。儘管吾等達致估值時已運用專業判斷，惟敬請　閣下謹慎考慮報告所披露假設之性質，並審慎理解本報告。

吾等謹此證明吾等於　貴集團或所呈報之價值中並無擁有現在或潛在之利益。

隨函附奉吾等之估值摘要及估值證書。

此致

香港
夏慤道16號
遠東金融中心21樓
卜蜂國際有限公司
列位董事　台照

代表
嘉漫（香港）有限公司
董事
張華富
中國房地產估價師學會會員
中國註冊房地產估價師
B.Sc., MRICS, MHKIS, RPS, MCIArb

二零零六年十月六日

附註： 張華富先生為註冊專業測量師，在香港及中國物業估值方面擁有逾13年經驗。彼名列香港測量師學會所公佈之就註冊成立之公司進行估值或就上市事項及有關收購及合併之通函及估值提供參考之物業估值師名單內。

估值摘要

貴集團於中國遼寧省持有之物業權益

物業	於二零零六年七月三十一日現況下之資本值 *港元*
1. 中國遼寧省瀋陽鐵西區瀋新東路36號之一幢商業大廈	無商業價值
總計：	**無商業價值**

估值證書

貴集團於中國遼寧省持有之物業權益

物業	概況及年期	概況	於二零零六年七月三十一日現況下之資本值 *港元*
1. 中國遼寧省瀋陽鐵西區瀋新東路36號之一幢商業大廈	物業包括整幢約於一九九二年落成之6層高商業大廈 該建築物之總建築面積約為37,839平方米。	此物業現為空置。	無商業價值

附註：

1. 根據瀋陽市鐵西區房屋土地管理局於二零零零年八月十八日簽發之國有土地使用證，其中包括下述資料：

   - 土地使用者 ： 易初配銷（瀋陽）物業有限公司， 貴公司之一家全資附屬公司
   - 地址 ： 鐵西區瀋新東路36號
   - 土地使用權面積 ： 11,850平方米
   - 土地使用權性質 ： 行政劃撥

2. 根據該使用證，租賃、轉讓、抵押、更改土地使用權之用途須符合有關更改登記之法律步驟。

3. 根據 貴公司中國法律顧問，通商律師事務所，提供之意見，該物業之土地使用權屬行政劃撥性質，不得自由轉讓。另外，該大廈亦不得自由轉讓。

4. 由於土地使用權屬行政劃撥性質，不得自由轉讓。因此，吾等並無賦予該物業任何商業價值。吾等了解於轉讓土地使用權前須支付土地出讓金。假設土地出讓金於估值日期已悉數繳付，吾等認為該物業之資本值（於估值日期）為78,700,000港元，此金額乃該物業於未扣除土地出讓金之不受限制資本值。

責任聲明

本通函所載之資料乃遵照上市規則之規定提供有關本公司之資料。董事就本通函所載資料之準確性共同及個別承擔全部責任，並在作出一切合理查詢後，確認就彼等深知及確信，本通函並無遺漏其他事實，致使本通函任何內容有誤導成份。

董事及主要行政人員於股份、相關股份或債券中之權益及淡倉

於最後實際可行日期，本公司董事及主要行政人員於本公司或任何聯營公司(定義見證券條例第XV部份)之股份、相關股份及債券中擁有根據證券條例第XV部第7及第8分部(包括根據證券條例之該等條款被當作或視為由彼等擁有之權益或淡倉)須知會本公司及聯交所之權益或淡倉，或根據證券條例第352條須記錄於該條所述之登記冊或須根據上市公司董事進行證券交易的標準守則規定已知會本公司及聯交所之權益或淡倉如下：

(i) 持有本公司之好倉股份或相關股份

董事名稱	持有股份數目、權益資格及性質 實益擁有	控制公司權益	持有本公司股份總數	持有本公司已發行股本之概約百份比(%)
謝中民先生	1,004,014,695	–	1,004,014,695	34.74

(ii) 董事於本公司之購股權之權益

根據本公司於一九九二年四月十日採納之舊購股權計劃，並已於二零零二年四月十日屆滿(「舊計劃」)及於二零零二年十一月二十六日採納之現有購股權計劃(「現有計劃」)，授出購股權予若干董事。於最後實際可行日期，董事根據舊計劃及現有計劃有權認購本公司股份之權益如下：

董事名稱	授出日期	於最後實際可行日期行使購股權可授出股份數目	購股權每股行使價	股權之概約百分比
			港元	*(%)*
謝中民先生	二零零三年二月二十六日	12,800,000	0.3900	0.4429
	二零零四年五月三日	12,800,000	0.3900	0.4429
	二零零五年五月十九日	12,000,000	0.3540	0.4153
謝國民先生	二零零三年二月二十六日	12,800,000	0.3900	0.4429
	二零零四年五月三日	12,800,000	0.3900	0.4429
	二零零五年五月十九日	12,000,000	0.3540	0.4153
李紹祝先生	一九九八年八月十日	17,500,000	0.3875	0.6056
	二零零三年二月二十六日	21,584,807	0.3900	0.7469
	二零零四年五月三日	20,000,000	0.3900	0.6921
	二零零五年五月十九日	21,000,000	0.3540	0.7267
謝克俊先生	二零零五年五月十九日	21,000,000	0.3540	0.7267
何平僊先生	二零零三年二月二十六日	21,584,807	0.3900	0.7469
	二零零四年五月三日	20,000,000	0.3900	0.6921
	二零零五年五月十九日	21,000,000	0.3540	0.7267

除上文披露者外，於最後實際可行日期，本公司董事及主要行政人員概無於本公司或其任何相聯法團(定義見證券條例第XV部)之股份、相關股份或債券中擁有根據證券條例第XV部第7及第8分部之規定須知會本公司及聯交所之任何權益或淡倉(包括根據該等證券條例之規定當作或視作擁有之權益或淡倉)；或根據證券條例第352條規定須記錄於該條所述之登記冊之任何權益或淡倉；或根據上市公司董事進行證券交易的標準守則規定須知會本公司及聯交所之任何權益或淡倉。

根據證券條例須予披露擁有權益或淡倉之人士及主要股東

於最後實際可行日期，下列人士(非本公司之董事及主要行政人員)於本公司股份或相關股份中擁有根據證券條例第XV部第2及第3分部之規定須向本公司披露之權

益或淡倉；或直接或間接擁有在任何情況下於本公司及其附屬公司（「本集團」）任何其他成員公司股東大會上具投票權之任何類別股本面值10%或以上權益：

名稱	權益資格／性質	附註	本公司股份數目 附註1	已發行股本之概約百分比 (%)
Krung Thai Bank Public Company Limited	抵押權益	2	1,004,014,695(L)	34.74
CPI Holding Co., Ltd.	實益擁有者	3	1,004,014,695(L及S)	34.74
C.P. Intertrade Co., Ltd.	控制公司權益	3	1,004,014,695(L及S)	34.74
Worth Access Trading Limited	實益擁有者	4	1,059,190,000(L)	30.54
Charoen Pokphand Holding Company Limited	控制公司權益	4	1,059,190,000(L)	30.54
Charoen Pokphand Group Company Limited	控制公司權益	4	1,059,190,000(L)	30.54

附註：

1. 「L」代表好倉，而「S」代表淡倉。

2. Krung Thai Bank Public Company Limited持有1,004,014,695股股份作為抵押。

3. CPI Holding Co., Ltd.實益擁有1,004,014,695股股份，並同時擁有1,004,014,695股淡倉股份（該等股份已作抵押擔保予Krung Thai Bank Public Company Limited）。C.P. Intertrade Co., Ltd. 亦公佈因擁有CPI Holding Co., Ltd.之股權，故同樣擁有該等股份之權益。

4. Worth Access Trading Limited擁有1,059,190,000股好倉股份（包括481,250,000股股份及隨附577,940,000股認股權證）。Charoen Pokphand Holding Company Limited亦公佈因擁有Worth Access Trading Limited之股權，故同樣擁有1,059,190,000股股份之權益。同時，Charoen Pokphand Group Company Limited亦公佈因擁有Charoen Pokphand Holding Company Limited之股權，故同樣擁有該等數目之股份。

除上文所披露者外，據董事所知，於最後實際可行日期，概無人士（非本公司之董事及主要行政人員）於本公司股份及相關股份中擁有根據證券及期貨條例第XV部第2及第3分部之規定須向本公司披露之規定所存置登記冊內權益或淡倉，或直接或間接擁有在任何情況下於本集團任何其他成員公司之股東大會上具投票權之任何類別股本面值10%或以上權益。

競爭權益

於最後實際可行日期，董事概不知悉任何董事持有任何可與本集團業務直接或間接或有可能存在競爭之業務(按上市規則下需作披露)的權益。

服務合約

於最後實際可行日期，董事或建議董事概無與本公司或其集團之任何成員公司簽訂現有或擬訂中之服務合約(不包括於一年內期滿或可由公司終止合約時而無須作出賠償(法定賠償除外)之合約)。

訴訟

本公司或其任何附屬公司概無涉及任何重大訴訟或仲裁，且據董事所知，本公司或其任何附屬公司亦無任何尚未了結或面臨之重大訴訟或索償。

重大逆轉情況

董事概不知悉，自二零零五年十二月三十一日(本集團最近期經審核綜合賬目之編製日期)以來，本集團之財政狀況或經營前景概無任何重大逆轉。

專家資歷及同意書

以下乃專家(「專家」)之資歷，並提供有關本通函之函件：

名稱	資歷	意見或建議性質	意見日期
滙富	一間根據證券條例可經營第6類(企業融資顧問)受規管業務(根據證券條例之定義)之持牌法團	致獨立董事委員會及獨立股東之函件	二零零六年十月六日
嘉漫(香港)有限公司	註冊專業測量師	有關中國物業估值之函件及估值證書	二零零六年十月六日
通商律師事務所	合資格之中國法律顧問	中國法律意見	二零零六年九月七日、二零零六年九月二十八日及二零零六年九月二十九日

專家已就本通函之刊發發出同意書，同意以現時之形式及涵義轉載其函件於本通函，並／或於通函內引述其名稱及內容，且迄今並無撤回其同意書。

於最後實際可行日期，專家概無擁有本公司或其集團之任何成員公司之股權及／或任何權利或購股權，以認購或提名他人認購本公司或本集團之任何成員公司之證券。

一般事項

(a) 各董事概無於任何由本集團成員公司所訂立與本集團業務有重大關係之合約或安排中擁有權益。

(b) 除若干董事於出售事項擁有權益(於本通函董事會函件內「出售事項」一節中詳述)外，自二零零五年十二月三十一日(本集團最近期經審核綜合賬目之編製日期)，滙富、嘉漫(香港)有限公司、通商律師事務所及各董事概無直接或間接擁有本集團任何成員公司買賣或租賃，或建議買賣或租賃資產之權益。

(c) 於最後實際可行日期，滙富、嘉漫(香港)有限公司及通商律師事務所概無實益或非實益擁有本公司或其任何附屬公司之股權及／或任何權利或購股權，以認購或提名他人認購本公司或其任何附屬公司之證券。

(d) 本公司之秘書為陳佩珊小姐。彼為特許秘書及行政人員公會及香港特許秘書公會之會士。

(e) 本集團之合資格會計師為黃佩珊小姐，彼為香港會計師公會之會士。

(f) 本公司於香港之股份過戶登記分處為香港中央登記有限公司，地址為香港皇后大道東一八三號合和中心四十六樓。本公司之註冊地址為Canon's Court, 22 Victoria Street, Hamilton HM12, Bermuda，而主要營業地點為香港夏愨道十六號遠東金融中心二十一樓。

(g) 本通函備有中英文本，惟應以英文本為準。

備查文件

下列文件之副本可直至二零零六年十月二十五日止(包括該日之一般辦公時間內)於本公司之主要營業地點香港夏慤道十六號遠東金融中心二十一樓查閱：

(i) 獨立董事委員會之函件，其內容已載列於本通函第10頁；

(ii) 滙富函件，其內容已載列於本通函第11至第15頁；

(iii) 嘉漫(香港)有限公司之函件，其內容已載列於本通函第16至第20頁；

(iv) 本附錄中「專家資歷及同意書」一節內所指滙富、嘉漫(香港)有限公司及通商律師事務所之書面同意書；

(v) 該協議；及

(vi) 於嘉漫(香港)有限公司編制之估值報告內提及通商律師事務所提供之中國法律意見。

卜蜂國際有限公司

(於百慕達註冊成立之有限公司)
(股份編號：43)

茲通告卜蜂國際有限公司(「本公司」)謹訂於二零零六年十月二十五日(星期三)上午十時正(或緊隨本公司於同日上午九時三十分召開之股東特別大會結束或休會後)假座香港夏慤道十六號遠東金融中心二十一樓舉行股東特別大會，藉以考慮並酌情通過下列決議案為普通決議案(無論有否修訂)：

普通決議案

「**動議**批准、追認及確認於二零零六年九月七日由C.T. Progressive (Investment) Ltd.(「賣方」)，本公司之一家全資附屬公司，及Excel Prominent Limited(「買方」)訂立之協議(「協議」)，據此，賣方有條件地同意出售易初配銷(瀋陽)有限公司之全部已發行股本予買方，(已註有「A」字樣之協議副本已呈交大會並已由大會主席簡簽，以供識別用途)；並授權本公司董事有權就彼等認為對展開及完成協議(經修改(如適用))下各自之交易屬必須或適宜而代表本公司簽署該等文件及採取該等行動。」

承董事會命
公司秘書
陳佩珊

香港，二零零六年十月六日

附註：

1. 隨附大會適用之代表委任表格及本通告將寄發予本公司之股東。

2. 代表須由正式書面授權並由委任人或其正式授權代表親自簽署，或倘委任人為法人團體，則須蓋上公司印鑑或由任何授權人士、負責人或代表親自簽署。

3. 凡有權出席大會並於會上投票之股東，均有權委任一位或多位代表出席，並代表其投票。委任代表毋須為本公司之股東。

4. 本代表委任表格連同經簽署准授權書或其他授權文件(如有)或經公證人簽署證明之授權書或授權文件副本，須於大會或其任何續會舉行前四十八小時交回本公司於香港之股份過戶登記分處香港中央證券登記有限公司(地址為香港皇后大道東一八三號合和中心四十六樓)，方為有效。

5. 填妥及交回代表委任表格後，本公司股東仍可按意願親自出席大會或其任何續會，並於會上投票，屆時代表委任表格將視為經已撤銷。

6. 如屬本公司股份之聯名持有人，則任何一位聯名持有人均可於大會上投票(不論親自或委派代表)，猶如他／她為唯一有權投票者，惟倘超過一位聯名持有人親自或委派代表出席大會，則僅於本公司股東名冊排名較先之出席者方有權投票(不論親自或委派代表)。

7. 根據本公司公司細則第59條，於任何股東大會中對進行表決決議案將以舉手形式決定除非根據香港聯合交易所有限公司證券上市規則規定或(於公佈舉手結果之際或之前或其他進行點票的要求已被撤銷)要求以點票形式決定由(i)大會之主席提出；或(ii)最少由三位有權出席及投票之股東或其代表提出；或(iii)合共持有不少於在會議上有權出席及投票(若股東為法團，則其授權代表)之所有股東達百分之十的總表決權及有出席之股東或其代表提出；或(iv)合共持有不少於所有股份總額百分之十及有權出席及投票之股東(若股東為法團，則其授權代表)或其代表提出。

8. 據本公司於二零零六年十月六日之通函所述，大會主席要求對提呈於大會上有關批准協議之決議案以點票方式進行。

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your securities in C.P. Pokphand Co. Ltd., you should at once hand this circular, together with the enclosed form of proxy, to the purchaser or other transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

C.P. POKPHAND CO. LTD.

(Incorporated in Bermuda with limited liability)

(Stock Code: 43)

CONTINUING CONNECTED TRANSACTIONS

Independent financial adviser to the Independent Board Committee and the Independent Shareholders

集團 滙富 KingswayGroup

Kingsway Capital Limited

A letter from the Independent Board Committee and a letter from the independent financial adviser, Kingsway Capital Limited containing its advice to the Independent Board Committee and the Independent Shareholders are set out on page 15 and pages 16 to 22 of this circular respectively.

A notice convening the special general meeting of C.P. Pokphand Co. Ltd. to be held at 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong on Wednesday, 25 October 2006 at 9:30 a.m., is set out on pages 29 to 31 of this circular.

Whether or not you are able to attend the meeting, you are requested to complete and return the enclosed form of proxy in accordance with the instructions printed thereon as soon as possible and in any event not less than 48 hours before the time appointed for holding the meeting or any adjournment thereof. Completion and return of the form of proxy shall not preclude you from attending and voting at the meeting or any adjourned meeting should you so wish.

6 October 2006

CONTENTS

In this circular, the following expressions have the following meanings unless the context otherwise requires:

"Approved Continuing Connected Transaction Agreements"	the CTEI Continuing Connected Transaction Agreements, the Shanghai Lotus Continuing Connected Transaction Agreements and the New Continuing Connected Transaction Agreements
"associate(s)"	has the meaning ascribed to it under the Listing Rules
"Board"	the board of Directors
"Bye-Laws"	the bye-laws of CPP (as amended from time to time)
"Chearavanont Shareholders"	four members of the Chearavanont family, namely, Mr. Jaran Chiaravanont, Mr. Montri Jiaravanont, Mr. Sumet Jiaravanon and Mr. Dhanin Chearavanont who, on an aggregate basis, are indirectly interested in approximately 51.43% of the issued share capital of CPP
"connected person"	has the meaning ascribed to it under the Listing Rules
"CPI"	CPI Holding Co., Ltd., a company incorporated in the British Virgin Islands, which is owned as to approximately 51.31% by the Chearavanont Shareholders on an aggregate basis
"CPP" or "the Company"	C.P. Pokphand Co. Ltd., a company incorporated in Bermuda whose shares are listed and traded on the Main Board of the Stock Exchange under stock code 43
"CPP Group"	CPP and its subsidiaries
"CPP Subsidiaries"	the subsidiaries of CPP
"C.P. Seven Eleven"	C.P. Seven Eleven Public Company Limited, a company incorporated in Thailand whose shares are listed on the Stock Exchange of Thailand
"CTEI"	Chia Tai Enterprises International Limited (正大企業國際有限公司), a company incorporated in the Cayman Islands whose shares are listed and traded on the Main Board of the Stock Exchange under stock code 121
"CTEI Continuing Connected Transactions"	the continuing connected transactions under the CTEI Continuing Connected Transaction Agreements, which were approved by the then Independent Shareholders at the Company's special general meeting held on 21 April 2005

"CTEI Continuing Connected Transaction Agreements"	the agreements entered into between the relevant CPP Subsidiaries and the relevant CTEI Subsidiaries as defined in the Company's circular dated 29 March 2005
"CTEI Subsidiaries"	the subsidiaries of CTEI
"Directors"	the directors of CPP
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Independent Board Committee"	the independent committee of the Board comprising the Company's independent non-executive Directors, Mr. Kowit Wattana, Mr. Sombat Deo-isres and Mr. Ma Chiu Cheung, Andrew, which has been established to advise the Independent Shareholders in respect of the terms and the relevant annual caps of the Reorganized Continuing Connected Transactions
"Independent Shareholders"	Shareholders other than the Chearavanont Shareholders and their respective associates (including CPI and Worth Access)
"Kingsway"	Kingsway Capital Limited, a corporation licensed to conduct type 6 (advising on corporate finance) of the regulated activity the SFO, as the independent financial adviser appointed to advise the Independent Board Committee and the Independent Shareholders on the Reorganized Continuing Connected Transactions and the relevant annual caps
"Latest Practicable Date"	29 September 2006, being the latest practicable date for ascertaining certain information for inclusion in this circular
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"New Continuing Connected Transactions"	the continuing connected transactions under the New Continuing Connected Transaction Agreements approved by the then Independent Shareholders at the Company's special general meeting held on 30 November 2005
"New Continuing Connected Transactions Agreements"	the agreements entered into between the respective CPP Subsidiaries and the respective CTEI Subsidiaries as defined in the Company's circular dated 27 October 2005
"PRC"	the People's Republic of China (for the purpose of this circular, excluding Hong Kong, the Macau Special Administrative Region and Taiwan)

"Reorganized Continuing Connected Transactions"	the Reorganized CTEI Continuing Connected Transactions and the Reorganized Shanghai Lotus Continuing Connected Transactions
"Reorganized CTEI Continuing Connected Transactions"	the transactions under the Reorganized CTEI Supply Agreement, which constitute continuing connected transactions for the Company for the purposes of Chapter 14A of the Listing Rules
"Reorganized CTEI Supply Agreement"	the agreement entered into between the Company and CTEI on 24 August 2006 for the supply by any subsidiaries of CPP to any subsidiaries of CTEI of packaged food, poultry products, processed meat, edible oil, grains, vegetables, fresh and preserved fruit, groceries and any other merchandise customarily sold in supermarkets which may be required by the latter on an ongoing basis
"Reorganized Shanghai Lotus Continuing Connected Transactions"	the transactions under the Reorganized Shanghai Lotus Supply Agreement, which constitute continuing connected transactions for the Company for the purposes of Chapter 14A of the Listing Rules
"Reorganized Shanghai Lotus Supply Agreement"	the agreement entered into between the Company and Shanghai Lotus on 24 August 2006 for the supply by any subsidiaries of CPP to Shanghai Lotus or any of its subsidiaries of packaged food, poultry products, processed meat, edible oil, grains, vegetables, fresh and preserved fruit, groceries and any other merchandise customarily sold in supermarkets which may be required by the latter on an ongoing basis
"SFO"	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"Shanghai Lotus"	上海易初蓮花連鎖超市有限公司 (Shanghai Lotus Supermarket Chain Store Co., Ltd.), a wholly foreign-owned enterprise established in the PRC which is a subsidiary of C.P. Seven Eleven
"Shanghai Lotus Continuing Connected Transactions"	the continuing connected transactions under the Shanghai Lotus Continuing Connected Transaction Agreements, which were approved by the then Independent Shareholders at the Company's special general meeting held on 21 April 2005
"Shanghai Lotus Continuing Connected Transactions Agreements"	the agreements entered into between the relevant CPP Subsidiaries and Shanghai Lotus as defined in the Company's circular dated 29 March 2005 as amended by a supplemental agreement as defined in the Company's circular dated 27 October 2005

"Shareholders"	shareholders of CPP
"SGM"	the special general meeting of CPP to be held on Wednesday, 25 October 2006 at 9:30 a.m. to approve the terms and the relevant annual caps of the Reorganized Continuing Connected Transactions, notice of which is set out on pages 29 to 31 of this circular
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"US$"	United States dollars, the lawful currency in the United States of America
"Worth Access"	Worth Access Trading Limited, a company incorporated in the British Virgin Islands, which is indirectly owned as to approximately 51.31% by the Chearavanont Shareholders on an aggregate basis
"%"	per cent

For the purpose of this circular, the following exchange rate has been used for the translation of US$ into HK$ for indication only: US$1.00 = HK$7.80

C.P. POKPHAND CO. LTD.

(Incorporated in Bermuda with limited liability)
(Stock Code: 43)

Directors:
Mr. Sumet Jiaravanon
Mr. Dhanin Chearavanont
Mr. Thanakorn Seriburi
Mr. Meth Jiaravanont
Mr. Anan Athigapanich
Mr. Damrongdej Chalongphuntarat
Mr. Robert Ping-Hsien Ho
Mr. Bai Shanlin
Mr. Soopakij Chearavanont
Mr. Nopadol Chiaravanont
Mr. Benjamin Jiaravanon
Mr. Narong Chearavanont
Mr. Kowit Wattana*
Mr. Sombat Deo-isres*
Mr. Ma Chiu Cheung, Andrew*

* *Independent non-executive Directors*

Registered office:
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

Principal office in Hong Kong:
21st Floor
Far East Finance Centre
16 Harcourt Road
Hong Kong

6 October 2006

To Shareholders

Dear Sirs,

CONTINUING CONNECTED TRANSACTIONS

INTRODUCTION

The Board announced that on 24 August 2006, the Company entered into the Reorganized CTEI Supply Agreement and the Reorganized Shanghai Lotus Supply Agreement with CTEI and Shanghai Lotus respectively. Instead of entering into separate agreements for each continuing connected transaction by the relevant CPP Subsidiaries with the relevant CTEI Subsidiaries or Shanghai Lotus for the supply of merchandise as approved previously, these two agreements set out the framework within which packaged food, poultry products, processed meat, edible oil, grains, vegetables, fresh and preserved fruit, groceries and any other merchandise customarily sold in supermarkets are to be supplied by the CPP Subsidiaries (in the case of the Reorganized CTEI Supply Agreement) to any of the CTEI Subsidiaries and (in the case of the Reorganized Shanghai Lotus Supply Agreement) to Shanghai Lotus or any of its subsidiaries and

the key terms and conditions and the general pricing principles to be followed by the CTEI Subsidiaries, Shanghai Lotus or any of its subsidiaries when they place specific orders from time to time with any of the CPP Subsidiaries for the purchase of such merchandise which may be required by them and which the CPP Subsidiaries may be able to supply in circumstances which are of commercial benefit to the CPP Subsidiaries. The Approved Continuing Connected Transaction Agreements in respect of the CTEI Continuing Connected Transactions, the Shanghai Lotus Continuing Connected Transactions and the New Continuing Connected Transactions and the respective annual caps which were approved by the then Independent Shareholders at two special general meetings held on 21 April 2005 and 30 November 2005, respectively will be replaced upon approval by Independent Shareholders of the Reorganized Continuing Connected Transactions at the SGM. The historical sales by the CPP Subsidiaries to the CTEI Subsidiaries for the period from 1 January 2006 to 31 July 2006 and financial years ended 31 December 2005 and 31 December 2004 amounted to HK$21,258,000, HK$15,172,000 and HK$2,197,000 respectively; and the historical sales by the CPP Subsidiaries to Shanghai Lotus for the period from 1 January 2006 to 31 July 2006 and the financial years ended 31 December 2005 and 31 December 2004 amounted to HK$85,840,000, HK$240,866,833 and HK$167,066,000 respectively.

Both CTEI and Shanghai Lotus are connected persons of CPP as defined under Rule 14A.11 of the Listing Rules. Accordingly, the transactions under the Reorganized CTEI Supply Agreement and the Reorganized Shanghai Lotus Supply Agreement constitute continuing connected transactions for CPP under the Listing Rules.

Taking into account the proposed annual caps under the Reorganized CTEI Supply Agreement and the Reorganized Shanghai Lotus Supply Agreement, the transactions contemplated under the Reorganized CTEI Supply Agreement and the Reorganized Shanghai Lotus Supply Agreement constitute non-exempt continuing connected transactions for CPP under Rule 14A.35 of the Listing Rules and will be subject to Independent Shareholders' approval at the SGM and be the subject of advice from the Independent Board Committee and the independent advice from an independent financial adviser.

The purpose of this circular is to provide you with information regarding the Reorganized Continuing Connected Transactions, to set out the advice from Kingsway to the Independent Board Committee and the Independent Shareholders and the recommendation of the Independent Board Committee in respect of the Reorganized Continuing Connected Transactions and to give notice to the Independent Shareholders to convene the SGM to consider and, if thought fit, to approve the terms and the relevant annual caps under each of the Reorganized Continuing Connected Transactions.

DETAILS OF THE REORGANIZED CONTINUING CONNECTED TRANSACTIONS

The Reorganized Continuing Connected Transactions comprise transactions carried out by any of the CPP Subsidiaries with any of the CTEI Subsidiaries or Shanghai Lotus or any of its subsidiaries pursuant to the following agreements:

(1) the Reorganized CTEI Supply Agreement; and

(2) the Reorganized Shanghai Lotus Supply Agreement.

REORGANIZED CTEI SUPPLY AGREEMENT

Date	:	24 August 2006
Parties	:	(i) CPP (ii) CTEI
Subject	:	Supply of packaged food, poultry products, processed meat, edible oil, grains, vegetables, fresh and preserved fruit, groceries and any other merchandise customarily sold in supermarkets which may be required by any of the CTEI Subsidiaries and which the respective CPP Subsidiaries may be able to supply in circumstances which are of commercial benefit to the CPP Subsidiaries
Term	:	With effect from the date of approval by Independent Shareholders to 31 December 2008
Price	:	To be determined by reference to the prevailing market price and demand of the relevant merchandise in the PRC and no less favourable to the relevant CPP Subsidiaries than those available from independent third parties
Payment terms	:	Credit terms of up to 60 days, or other generally accepted market terms from time to time. Payment shall be made by telegraphic transfer, bank-issued bills payable within three months or other payment methods acceptable in the PRC

The annual caps of the relevant merchandise to be supplied by the CPP Subsidiaries to the CTEI Subsidiaries for the period/financial years ending 31 December 2006, 31 December 2007 and 31 December 2008 will not exceed HK$52,181,000, being the prorated portion of the unutilized aggregate of the individual annual caps for 2006 under the CTEI Continuing Connected Transactions and the New Continuing Connected Transactions as at 31 July 2006 for the period from 25 October 2006 (the date on which the Reorganized CTEI Supply Agreement becomes effective) to 31 December 2006, HK$138,182,000 and HK$152,000,200 respectively. The annual caps for 2006 and 2007 have been determined by reference to the aggregate approved annual caps for 2006 and 2007 respectively under all of the CTEI Continuing Connected Transaction Agreements and the New Continuing Connected Transaction Agreements. As to the annual cap for 2008, it represents a 10% increment over the 2007 annual cap based on the possible price increases in line with consumer prices in the PRC generally and the projected growth of business in the CPP Subsidiaries.

The annual caps under the Reorganized CTEI Supply Agreement for 2006 and 2007 can be compared with the aggregate of the individual annual caps for 2006 and 2007 under the respective CTEI Continuing Connected Transaction Agreements and New Continuing Connected Transaction Agreements:

Circular Date	Agreement	CPP Subsidiary	CTEI Subsidiary	Subject	Approved Annual Caps for 2006 (2007) *(HK$)*
29 March 2005	Ningbo Oil Edible Oil Supply (1) Agreement	Ningbo Chia Tai Cereal and Oil Industrial Co., Ltd.	Xian Lotus Supermarket Chain Store Co., Ltd.	Edible oil	8,800,000 (9,680,000)
29 March 2005	Ningbo Oil Edible Oil Supply (2) Agreement	Ningbo Chia Tai Cereal and Oil Industrial Co., Ltd.	Zhengzhou Lotus Supermarket Chain Store Co., Ltd.	Edible oil	8,800,000 (9,680,000)
29 March 2005	Qingdao Chia Tai Chicken and Processed Meat Supply (1) Agreement	Qingdao Chia Tai Company Limited	Taian Lotus Supermarket Chain Store Co., Ltd.	Chicken and processed meat	8,800,000 (9,680,000)
29 March 2005	Qingdao Chia Tai Chicken and Processed Meat Supply (2) Agreement	Qingdao Chia Tai Company Limited	Zhengzhou Lotus Supermarket Chain Store Co., Ltd.	Chicken and processed meat	3,300,000 (3,630,000)
29 March 2005	Qingdao Chia Tai Chicken and Processed Meat Supply (3) Agreement	Qingdao Chia Tai Company Limited	Jinan Lotus Supermarket Chain Store Co., Ltd.	Chicken and processed meat	3,300,000 (3,630,000)
29 March 2005	Xianghe Chia Tai Duck and Processed Meat Supply (1) Agreement	Xianghe Chia Tai Co., Ltd.	Beijing Lotus Supermarket Chain Store Co., Ltd.	Duck and processed meat	6,600,000 (7,260,000)
29 March 2005	Xianghe Chia Tai Duck and Processed Meat Supply (2) Agreement	Xianghe Chia Tai Co., Ltd.	Tianjin Lotus Supermarket Chain Store Co., Ltd.	Duck and processed meat	3,300,000 (3,630,000)

Circular Date	Agreement	CPP Subsidiary	CTEI Subsidiary	Subject	Approved Annual Caps for 2006 (2007) *(HK$)*
29 March 2005	Shaanxi Chia Tai Eggs, Chicken and Processed Meat Supply (1) Agreement	Shaanxi Chia Tai Company Limited	Xian Lotus Supermarket Chain Store Co., Ltd.	Eggs, chicken and processed meat	4,400,000 (4,840,000)
29 March 2005	Shaanxi Chia Tai Eggs, Chicken and Processed Meat Supply (2) Agreement	Shaanxi Chia Tai Company Limited	Zhengzhou Lotus Supermarket Chain Store Co., Ltd.	Eggs, chicken and processed meat	4,400,000 (4,840,000)
27 October 2005	Chia Tai Food Packaged Food and Poultry Products New Supply Agreement	Chia Tai Food Product (Shanghai) Co., Ltd.	Chia Tai-Lotus (Guangzhou) Investment Company Limited	Packaged food, poultry products and processed meat	6,600,000 (7,260,000)
27 October 2005	First Qingdao Chia Tai Chicken and Processed Meat New Supply Agreement	Qingdao Chia Tai Company Limited	Chia Tai-Lotus (Guangzhou) Investment Company Limited	Chicken and processed meat	34,320,000 (37,752,000)
27 October 2005	Ningbo Chia Tai Edible Oil New Supply Agreement	Ningbo Chia Tai Cereal and Oil Industrial Co., Ltd.	Chia Tai-Lotus (Guangzhou) Investment Company Limited	Edible oil	33,000,000 (36,300,000)
				Total:	**125,620,000 (138,182,000)**

REORGANIZED SHANGHAI LOTUS SUPPLY AGREEMENT

Date	:	24 August 2006
Parties	:	(i) CPP (ii) Shanghai Lotus
Subject	:	Supply of packaged food, poultry products, processed meat, edible oil, grains, vegetables, fresh and preserved fruit, groceries and any other merchandise customarily sold in supermarkets which may be required by Shanghai Lotus or any of its subsidiaries and which the respective CPP Subsidiaries may be able to supply in circumstances which are of commercial benefit to the CPP Subsidiaries
Term	:	With effect from the date of approval by Independent Shareholders to 31 December 2008
Price	:	To be determined by reference to the prevailing market price and demand of the relevant merchandise in the PRC and no less favourable to the relevant CPP Subsidiaries than those available from independent third parties
Payment terms	:	Credit terms of up to 60 days, or other generally accepted market terms from time to time. Payment shall be made by telegraphic transfer, bank-issued bills payable within three months or other payment methods acceptable in the PRC

The annual caps of the relevant merchandise to be supplied by the CPP Subsidiaries to Shanghai Lotus and its subsidiaries for the period/financial years ending 31 December 2006, 31 December 2007 and 31 December 2008 will not exceed HK$162,505,000, being the prorated portion of the unutilized aggregate of the individual caps for 2006 under the Shanghai Lotus Continuing Connected Transactions as at 31 July 2006 for the period from 25 October 2006 (the date on which the Reorganized Shanghai Lotus Supply Agreement becomes effective) to 31 December 2006, HK$451,935,000 and HK$497,128,500 respectively. The annual caps for 2006 and 2007 have been determined by reference to the aggregate approved annual caps for 2006 and 2007 respectively under all of the Shanghai Lotus Continuing Connected Transaction Agreements. As to the annual cap for 2008, it represents a 10% increment over the 2007 annual cap based on the possible price increases in line with consumer prices in the PRC generally and the projected growth of business of the CPP Subsidiaries.

The annual caps under the Reorganized Shanghai Lotus Supply Agreement for 2006 and 2007 can be compared with the aggregate of the individual annual caps for 2006 and 2007 under the Shanghai Lotus Continuing Connected Transaction Agreements:

Circular Date	Agreement	CPP Subsidiary	Shanghai Lotus	Subject	Approved Annual Caps for 2006 (2007) *(HK$)*
29 March 2005	Shanghai Lotus Edible Oil Purchase Agreement	Ningbo Chia Tai Cereal and Oil Industrial Co., Ltd.	Shanghai Lotus	Edible oil	198,000,000 (217,800,000)
29 March 2005	Shanghai Lotus Chicken and Processed Meat Purchase (1) Agreement	Qingdao Chia Tai Company Limited	Shanghai Lotus	Chicken and processed meat	154,000,000 (169,400,000)
27 October 2005	Shanghai Lotus Chicken and Processed Meat Purchase (2) Agreement	Chia Tai Food Product (Shanghai) Co., Ltd.	Shanghai Lotus	Chicken and processed meat	55,000,000 (60,500,000)
27 October 2005	Shanghai Lotus Duck and Processed Meat Purchase Agreement	Xianghe Chia Tai Co., Ltd.	Shanghai Lotus	Duck, processed meat and duck down	3,850,000 (4,235,000)
				Total:	**410,850,000 (451,935,000)**

The annual caps proposed for 2008 for each of the Reorganized CTEI Supply Agreement and the Reorganized Shanghai Lotus Supply Agreement would represent approximately 1.1% and approximately 3.5% respectively when compared with the CPP Group's audited consolidated turnover of US$1,832,764,000 (equivalent to approximately HK$14,295,559,200) for the year ended 31 December 2005.

REASONS FOR THE REORGANIZED CONTINUING CONNECTED TRANSACTIONS

CPP and its subsidiaries are principally engaged in the trading of agricultural products, feedmill and poultry operations, the manufacturing and sale of motorcycles and accessories of automotives and property and investment holding.

CTEI is an investment holding company and, through the CTEI Subsidiaries, is principally engaged in the operation of large scale cash-and-carry warehouse stores in the PRC mainly located in north and south China.

Shanghai Lotus and its subsidiaries are principally engaged in the operation of large scale cash-and-carry warehouse stores in Shanghai and other localities in east and southwest China.

As (i) certain of the relevant CPP Subsidiaries which are parties to the Approved Continuing Connected Transaction Agreements are able to supply to the supercentres operated by the CTEI Subsidiaries and by Shanghai Lotus respectively merchandise other than those already covered under the Approved Continuing Connected Transaction Agreements such as grains, vegetables, fresh and preserved fruit and groceries; (ii) other CPP Subsidiaries which are not parties to the Approved Continuing Connected Transaction Agreements have gained access to certain types of merchandise required by the supercentres operated by the CTEI Subsidiaries and by Shanghai Lotus respectively at good price due to their locations and local connections; and (iii) it is envisaged that as each of CTEI and Shanghai Lotus expands its respective networks of supercentres in the PRC, the CPP Subsidiaries involved may in the future supply merchandise to the CTEI Subsidiaries and Shanghai Lotus and its subsidiaries respectively which are not parties to the Approved Continuing Connected Transaction Agreements, the Company intends to reorganize the structure of the Approved Continuing Connected Transaction Agreements into the Reorganized CTEI Supply Agreement and the Reorganized Shanghai Lotus Supply Agreement as described above to broaden the scope of merchandise to be supplied to and by an increase number of parties which were not approved previously.

The Directors are of the view that the supply of the relevant merchandise to the CTEI Subsidiaries and Shanghai Lotus and its subsidiaries under the Reorganized CTEI Supply Agreement and the Reorganized Shanghai Lotus Supply Agreement will allow the CPP Group the flexibility of continuing to develop this new and expanding source of business in a way that can suit the changing circumstances of individual CPP Subsidiaries.

The Directors (including the independent non-executive Directors after taking into account the advice from Kingsway) consider that the terms of the Reorganized CTEI Supply Agreement and the Reorganized Shanghai Lotus Supply Agreement are normal commercial terms, fair and reasonable and in the interest of CPP and its shareholders as a whole.

LISTING RULES IMPLICATIONS

The Chearavanont Shareholders, on an aggregate basis, are indirectly interested in approximately 51.43% of the issued share capital of CPP.

The Chearavanont Shareholders, through Charoen Pokphand Group Company Limited, a company in which they have a 51.31% shareholding interest, is interested in approximately 61.71% in aggregate of the issued share capital of CTEI. Accordingly, CTEI and the CTEI Subsidiaries are associates of the controlling shareholders of CPP and therefore are connected persons of CPP as defined under Rule 14A.11 of the Listing Rules.

The Chearavanont Shareholders are indirectly interested in an aggregate of 44.98% of the issued share capital of C.P. Seven Eleven, and Shanghai Lotus is a subsidiary of C.P. Seven Eleven. Shanghai Lotus and its subsidiaries are accordingly associates of the Chearavanont Shareholders and therefore are connected persons of CPP as defined under Rule 14A.11 of the Listing Rules.

In view of the above, the transactions under the Reorganized Continuing Connected Transactions will constitute continuing connected transactions of the Company under the Listing Rules in the same way as the transactions under the Approved Continuing Connected Transaction Agreements.

Taking into account the proposed annual caps under the Reorganized CTEI Supply Agreement and the Reorganized Shanghai Lotus Supply Agreement, the transactions contemplated under the Reorganized CTEI Supply Agreement and the Reorganized Shanghai Lotus Supply Agreement constitute non-exempt continuing connected transactions for the Company under Rule 14A.35 of the Listing Rules and will be subject to Independent Shareholders' approval by way of poll at the SGM and be the subject of advice from the Independent Board Committee and the independent advice from Kingsway.

SGM AND PROXY ARRANGEMENT

A notice convening the SGM is set out on pages 29 to 31 of this circular. The SGM is being convened for the purpose of considering and, if thought fit, passing ordinary resolutions to approve the Reorganized Continuing Connected Transactions and relevant annual caps. The Chearavanont Shareholders and their respective associates (including CPI and Worth Access) will abstain from voting at the SGM.

A form of proxy for use at the SGM is enclosed. Whether or not you are able to attend the SGM, you are requested to complete and return the form of proxy to CPP's Registrar in Hong Kong at Computershare Hong Kong Investor Services Limited, at 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong as soon as possible, but in any event not less than 48 hours before the time appointed for the holding of the SGM or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending the SGM and voting in person should you so wish.

Pursuant to the existing Bye-law 59 of CPP, at any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is required under the Listing Rules or (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded (i) by the chairman of the meeting; or (ii) by at least three Shareholders present in person or by proxy and entitled to vote; or (iii) by any Shareholder or Shareholders present in person (or in the case of a Shareholder being a corporation, by its duly authorized representative) or by proxy and representing in aggregate not less than one-tenth of the total voting rights of all Shareholders having the right to attend and vote at the meeting; or (iv) by a Shareholder or Shareholders present in person (or in the case of a Shareholder being a corporation, by its duly authorized representative) or by proxy and holding shares conferring a right to attend and vote at the meeting on which there have been paid up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

As indicated above, the chairman of the SGM will demand that a poll be taken in respect of each of the ordinary resolutions to be proposed at the SGM for the approval of the terms and the relevant annual caps under each of the Reorganized Continuing Connected Transactions.

RECOMMENDATION

The Independent Board Committee has been established to consider whether the terms and the relevant annual caps of the Reorganized Continuing Connected Transactions are fair and reasonable so far as the Independent Shareholders are concerned and Kingsway has been appointed to advise the Independent Board Committee and the Independent Shareholders in that connection.

The text of the letter of Kingsway containing its advice to the Independent Board Committee and the Independent Shareholders is set out on pages 16 to 22 of this circular and the text of the letter from the Independent Board Committee to the Independent Shareholders is set out on page 15.

The Independent Board Committee, having taken into account the opinion of Kingsway, considers the terms and the relevant annual caps of the Recognized Continuing Connected Transactions to be fair and reasonable and are in the interest of CPP and the Shareholders as a whole and accordingly, recommends the Independent Shareholders to vote in favour of the relevant ordinary resolutions to be proposed at the SGM.

FURTHER INFORMATION

Your attention is drawn to the information set out in the appendix to this circular.

Yours faithfully,
By Order of the Board
Robert Ping-Hsien Ho
Director

C.P. POKPHAND CO. LTD.

(Incorporated in Bermuda with limited liability)
(Stock Code: 43)

6 October 2006

To the Independent Shareholders

Dear Sir and Madam,

CONTINUING CONNECTED TRANSACTIONS

We refer to the circular dated 6 October 2006 issued to the Shareholders (the "Circular") of which this letter forms part. Capitalized terms used herein shall have the same meanings as defined in the Circular unless the context otherwise requires.

As independent non-executive directors who are independent of the parties to the Reorganized Continuing Connected Transactions and not having any interest in the transactions contemplated under the Reorganized Continuing Connected Transactions, we have been appointed by the Board to advise you as to whether, in our opinion, the terms and the relevant annual caps of the Reorganized Continuing Connected Transactions are fair and reasonable so far as the Independent Shareholders as a whole are concerned.

Kingsway has been appointed by CPP as the independent financial adviser to advise us regarding the fairness and reasonableness of the terms and the relevant annual caps of the Reorganized Continuing Connected Transactions. Details of its advice, together with the principal factors and reasons taken into consideration in arriving at such opinion, are set out on pages 16 to 22 of the Circular. Your attention is also drawn to the letter from the Board set out on pages 5 to 14 of the Circular and the additional information set out in the appendix to the Circular.

Having taken into account the opinion of and the principal factors and reasons considered by Kingsway as stated in its letter of advice, we consider that the terms and the relevant annual caps of the Reorganized Continuing Connected Transactions are fair and reasonable so far as the Independent Shareholders are concerned and are in the interest of CPP and its Shareholders. We therefore recommend the Independent Shareholders to vote in favour of the resolutions in relation to the Reorganized Continuing Connected Transactions and the relevant annual caps to be proposed at the SGM.

Yours faithfully,
For and on behalf of
the Independent Board Committee

Ma Chiu Cheung, Andrew	**Kowit Wattana**	**Sombat Deo-isres**
Independent Non-executive Director	*Independent Non-executive Director*	*Independent Non-executive Director*

The following is the full text of the letter of advice to the Independent Board Committee and the Independent Shareholders from Kingsway dated 6 October 2006 in respect of the Reorganised Continuing Connected Transactions and the relevant annual caps for incorporation in this circular.

集團 滙富 *KingswayGroup*

5/F., Hutchison House, 10 Harcourt Road, Central, Hong Kong.
Tel. No: (852) 2877-1830 Fax: (852) 2868-3570

6 October 2006

To the Independent Board Committee and the Independent Shareholders of C.P. Pokphand Co. Ltd.

CONTINUING CONNECTED TRANSACTIONS

INTRODUCTION

We refer to our engagement as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in connection with the Reorganised Continuing Connected Transactions and the relevant annual caps, details of which are set out in the "Letter from the Board" of the circular issued by CPP to the Shareholders dated 6 October 2006 (the "**Circular**") of which this letter forms part. Capitalized terms used in this letter shall have the same meanings ascribed to them in the Circular unless the context otherwise requires.

The Board announced that on 24 August 2006 CPP entered into the Reorganised CTEI Supply Agreement with CTEI and the Reorganised Shanghai Lotus Supply Agreement with Shanghai Lotus (together, the "**Reorganised Agreements**") respectively which will replace the Approved Continuing Connected Transaction Agreements subject to approval from Independent Shareholders at the SGM. The Reorganised Agreements set out (i) the framework within which packaged food, poultry products, processed meat, edible oil, grains, vegetables, fresh and preserved fruit, groceries and any other merchandise customarily sold in supercentres are to be supplied by the CPP Subsidiaries to the CTEI Subsidiaries, Shanghai Lotus and its subsidiaries; and (ii) the key terms and conditions and the general pricing principles to be followed by the CTEI Subsidiaries, Shanghai Lotus and its subsidiaries when they place specific orders from time to time with the CPP Subsidiaries for the purchase of such merchandise which may be required by them and which the CPP Subsidiaries may be able to supply in circumstances which are of commercial benefit to the CPP Subsidiaries.

Given that CTEI and Shanghai Lotus are regarded as connected persons of CPP within the meanings of the Listing Rules, the Reorganised Continuing Connected Agreements constitute non-exempt continuing connected transactions for CPP under Chapter 14A of the Listing Rules and will be subject to the Independent Shareholders' approval at the SGM. The Chearavanont Shareholders and their respective associates will abstain from voting in respect of the relevant resolutions proposed at the SGM.

We have been appointed by CPP as the independent financial advisor to advise the Independent Board Committee and the Independent Shareholders as to whether or not the Reorganised Continuing Connected Transactions and the relevant annual caps are fair and reasonable and in the interest of the Shareholders and CPP as a whole.

BASIS OF OUR OPINION

In formulating our view and recommendation to the Independent Board Committee and the Independent Shareholders in relation to the Reorganised Continuing Connected Transactions and the relevant annual caps, we have relied on the information and representations provided to us by CPP and the Board, which the Board considers to be complete and relevant.

We have also relied on the information and representations contained or referred to in the Circular and have assumed that all statements of belief, opinion and intention made by the Board in the Circular were true, accurate and complete at the time they were made and continue to be true and accurate on the date of the Circular. We have assumed that all statements of belief, opinion and intention made by the Board in the Circular were reasonably made after due enquiry. We consider that we have reviewed sufficient information to reach an informed view and have no reason to doubt the truth, accuracy and completeness of the information and representations provided to us by CPP or the Board. We have been advised by the Board that no material facts have been withheld or omitted from the information provided and referred to in the Circular.

We have not, however, carried out any independent verification of the information provided by CPP and the Board, nor have we conducted any independent investigation into the business and affairs of the CPP Group, CTEI, CTEI Subsidiaries, Shanghai Lotus and its subsidiaries.

PRINCIPAL FACTORS AND REASONS CONSIDERED

In arriving at our opinion and recommendation to the Independent Board Committee and the Independent Shareholders in relation to the Reorganised Continuing Connected Transactions and the relevant annual caps, we have considered the principal factors and reasons set out below:

(1) Background to and reasons for the Reorganised Continuing Connected Transactions

The CPP Group is principally engaged in the trading of agricultural products, feedmill and poultry operations, the production and sale of motorcycles and accessories of automotives and property and investment holding. CTEI is an investment holding company whose subsidiaries are principally engaged in the operation of large scale cash-and-carry warehouse stores mainly in the northern and southern China. Shanghai Lotus and its subsidiaries are principally engaged in the operation of large scale cash-and-carry warehouse stores in Shanghai and other localities in the eastern and southwest China.

The Board advised us that the relevant CPP Subsidiaries have been supplying relevant merchandises to the relevant CTEI Subsidiaries and Shanghai Lotus since the second half of 2003. These CTEI Subsidiaries and Shanghai Lotus have been contributing to about 10% of the revenue of the relevant CPP Subsidiaries. Hence, the Board considers that the entering into the Reorganised Agreements is in line with the existing business of CPP.

The relevant CPP subsidiaries were approved to carry on the Approved Continuing Connected Transaction Agreements and the relevant annual caps by the Independent Shareholders at the previous special general meeting of CPP held on 21 April 2005 and 30 November 2005 respectively.

According to the "Letter from the Board" of the Circular and further confirmed by the Board, the operating circumstances of individual CPP Subsidiaries are changing due to the following reasons:–

(i) due to the development of new types of merchandise and the obtaining of licenses to conduct trading of merchandise by around 40 CPP Subsidiaries by the end of August 2006, the CPP Group is able to supply new types of merchandise such as grains, vegetables, fresh and preserved fruit and groceries, which have yet been covered by the Approved Continuing Connected Transaction Agreements, and to supply a larger volume of approved types of merchandise, to the supercentres operated by the CTEI Subsidiaries and by Shanghai Lotus and its subsidiaries;

(ii) certain CPP Subsidiaries which are not parties to the Approved Continuing Connected Transaction Agreements have the advantage of locations and local connections and therefore are able to supply certain types of merchandise required by the supercentres operated by the CTEI Subsidiaries, Shanghai Lotus and its subsidiaries at good price; and

(iii) the Board expected that CTEI and Shanghai Lotus will expand their respective networks of supercentres in the PRC. Hence, the CPP Subsidiaries may in the future supply merchandise to the CTEI Subsidiaries and Shanghai Lotus and its subsidiaries respectively which are not parties to the Approved Continuing Connected Transaction Agreements.

Instead of entering into additional separate agreements to cope with the changing circumstances above, CPP intends to reorganize the structure of the Approved Continuing Connected Transaction Agreements into the Reorganised Agreements in order to broaden the scope of merchandise and to include such CPP Subsidiaries, CTEI Subsidiaries and subsidiaries of Shanghai Lotus which were not previously approved. The Approved Continuing Connected Transaction Agreements, which were entered into between the relevant CPP Subsidiaries as the suppliers and either the relevant CTEI Subsidiaries or Shanghai Lotus as the customers, are composed of 16 agreements of substantially the same terms and pricing principles. As such, the Board is of the view that the entering into of the Reorganised CTEI Supply Agreement and the Reorganised Shanghai Lotus Supply Agreement to replace those agreements will not only reduce the administration burden on the CPP Group, but also allow the CPP Group the flexibility to develop its new and expanding source of business.

The Board considers that the Reorganised Continuing Connected Transactions Agreements were entered into in the ordinary and usual course of business of the CPP Group, and are of the view that the Reorganised Continuing Connected Transactions provide invaluable opportunity for the CPP Group to secure purchases from CTEI Subsidiaries, Shanghai Lotus and its subsidiaries which have extensive experience and retail network in the PRC.

Having taken into account that (1) the relevant CPP Subsidiaries have established long-term business relationship with the relevant CTEI Subsidiaries and Shanghai Lotus, contributing to about 10% of the revenue of the relevant CPP Subsidiaries; (2) the Reorganised Continuing Connected Transactions are in line with the existing activities of the relevant CPP Subsidiaries; (3) the restructure of the Approved Continuing Connected Transaction Agreements into Reorganised Agreements will increase both the scope of merchandise and number of purchasers and will reduce the administration burden on the CPP Group and provide it with more flexibility in business development; and (4) the Reorganised Agreements will

be entered into on a non-exclusive basis, which means that the relevant CPP Subsidiaries have the flexibility to supply merchandise to other customers, we are of the view that it is justifiable for the CPP Group to maintain the present business relationship with CTEI and Shanghai Lotus under the Reorganised Agreements.

(2) Terms of the Reorganised Continuing Connected Transactions

As set out in the "Letter from the Board" of the Circular, the price of the relevant merchandises to be supplied under the Reorganised Agreements will be determined by reference to the prevailing market price and demand for the relevant merchandises in the PRC and no less favourable to the CPP Group than those available from independent third parties.

We have reviewed the Approved Continuing Connected Transaction Agreements and samples of contracts of similar transactions entered into between the relevant CPP Subsidiaries and independent third parties in 2006 provided by the CPP Group through which we consider sufficient for the purpose of arriving our opinion. It was noted that the price of the relevant merchandises under both the Approved Continuing Connected Transactions and the comparable contracts had not yet determined and, as confirmed by the Board, would be fixed by reference to the prevailing market price and demand for such merchandise when the actual orders were placed. The Board confirms that the Reorganised Continuing Connected Transactions will follow the same pricing principle and the selling price of similar products offered to relevant CTEI Subsidiaries, Shanghai Lotus and its subsidiaries and independent third parties had and will have no material difference.

The Board also confirms that the CPP Group will not be obliged to supply merchandises to CTEI Subsidiaries or Shanghai Lotus and its subsidiaries if the CPP Group does not agree on the prices of the relevant merchandises when actual orders are placed.

The Board considers that the terms of the Reorganised Agreements are on normal commercial terms, fair and reasonable and in the interest of CPP and the Shareholders as a whole.

We also noted that the credit terms offered by the relevant CPP Subsidiaries to relevant CTEI Subsidiaries and Shanghai Lotus and independent customers varied in the sample contracts that we reviewed. As stated in those contracts, the credit terms offered to relevant CTEI Subsidiaries and Shanghai Lotus are up to 45 days while that offered to independent customers are up to 60 days. The Board confirms that the actual credit terms offered by the relevant CPP Subsidiaries were determined on a case-by-case basis and by reference to the credit terms offered to independent third parties at the time the relevant purchase orders were placed by the relevant CTEI Subsidiaries and Shanghai Lotus and independent customers. The Board confirms that the Reorganised Continuing Connected Transactions will follow this principle.

Therefore, we are of the view that CTEI, Shanghai Lotus and independent customers will be treated fairly on the pricing and credit terms to be offered by the CPP Group, and the terms of the Reorganised Agreements, including the pricing and credit terms, are fair and reasonable so far as the Independent Shareholders are concerned.

(3) Proposed annual caps under the Reorganised Continuing Connected Transactions

In compliance with the Listing Rules, an annual cap is proposed to each of the Reorganised CTEI Supply Agreement and the Reorganised Shanghai Lotus Supply Agreement.

Set out below are (i) the aggregate amount of the previously approved caps under the CTEI Continuing Connected Transactions, New Continuing Connected Transactions and the Shanghai Lotus Continuing Connected Transactions respectively for the two years ending 31 December 2007 (**"Approved 2006 Caps"; "Approved 2007 Caps"**), (ii) the actual transaction amount of the aforesaid approved transactions for the first seven months of 2006, and (iii) the proposed caps of the respective Reorganised Continuing Connected Transactions for the period from mid of October (the date on which the Reorganised Agreements are assumed to be effective) to December 2006 (**"Proposed 2006 Caps"**) and the two years ending 31 December 2008 (**"Proposed 2007 Caps"; "Proposed 2008 Caps"**):

Approved Transactions	(i) Approved 2006 Caps ("A") *HK$'000*	(i) Approved 2007 Caps *HK$'000*	(ii) Actual transaction amount for the first seven months of 2006 (unaudited) ("B") *HK$'000*	% of Approved 2006 Caps (B/A*100%) %	Proposed Transactions	(iii) Proposed 2006 Caps (C=(A-B)/5*2.5) *HK$'000*	% of Approved 2006 Caps (C/A*100%) %	(iii) Proposed 2007 Caps *HK$'000*	(iii) Proposed 2008 Caps *HK$'000*
CTEI Continuing Connected Transactions	51,700	56,870	5,405	10	Reorganised CTEI Continuing Connected Transactions	23,148	45	138,182	152,000
New Continuing Connected Transactions	73,920	81,312	15,853	21		29,033	39		
Total:	125,620	138,182	21,258	17		52,181	42	138,182	152,000
Shanghai Lotus Continuing Connected Transactions	410,850	451,935	85,840	21	Reorganised Shanghai Lotus Continuing Connected Transactions	162,505	40	451,935	497,128

As set out in the "Letter from the Board" of the *Circular*, the Proposed 2006 Caps and Proposed 2007 Caps have been determined by reference to and can be compared with the aggregate amount of the Approved 2006 Caps and Approved 2007 Caps respectively.

As advised by the Board, the Proposed 2006 Caps under the Reorganised CTEI Continuing Connected Transactions will not exceed HK$52,181,000, being the prorated portion of the unutilised Approved 2006 Caps under CTEI Continuing Connected Transactions and New Continuing Connected

Transactions as at 31 July 2006 in aggregate for the period from mid of October (the date on which the Reogranised Agreements are assumed to be effective) to December 2006. The Proposed 2006 Cap under the Reorganised Shanghai Lotus Continuing Connected Transaction will not exceed HK$162,505,000, being the prorated portion of the unutilised Approved 2006 Caps under the Shanghai Lotus Continuing Connected Transactions as at 31 July 2006 in aggregate for the period from mid of October (the date on which the Reogranised Agreements are assumed to be effective) to December 2006.

The actual transaction amounts under the CTEI Continuing Connected Transactions, New Continuing Connected Transactions and Shanghai Lotus Continuing Connected Transactions were approximately HK$5,405,000, HK$15,853,000 and HK$85,840,000 respectively for the first seven months in 2006, representing about 10%, 21% and 21% of the respective Approved 2006 Caps.

We noted that a significant increase is allowed for the period from mid of October to December 2006 under the Proposed 2006 Caps compared with the actual transaction amount for the first seven months in 2006. We are given to understand that the Board has taken into accounts the following factors in arriving the Proposed 2006 Caps:

(i) the inclusion of new CPP Subsidiaries in the Reogranised Agreements due to the expected network expansion of CTEI, Shanghai Lotus and CPP itself in the future;

(ii) the commencement of trading business of some of the CPP Subsidiaries during the first half of 2006 which broaden the types and volume of merchandise provided by the CPP Subsidiaries, and the expectation of more CPP Subsidiaries to engage in such trading business;

(iii) an expected significant growth of demand for merchandise in the second half of a year, as compared to that in the first half of a year, which is mainly due to the approaching of festivals such as Winter Solstice, and is demonstrated by the higher revenue contribution to the Group by sales of the relevant merchandise to CTEI Subsidiaries, Shanghai Lotus and the independent customers for the second half of 2004 and 2005, representing about 28% and 10% increase over that for the first half of 2004 and 2005 respectively, and the higher revenue contribution to CTEI Group by its retail business for the second half of 2004 and 2005, representing about 64% and 13% increase over that for the first half of 2004 and 2005 respectively according to the interim and annual report for 2004 and 2005 of CTEI Group;

(iv) expansion in both the demand and scope of merchandise as indicated by CTEI and Shanghai Lotus respectively; and

(v) at least seven additional supercentres in total expected to be opened by CTEI and Shanghai Lotus by the end of 2006.

The Proposed 2007 Caps under the Reorganised CTEI Continuing Connected Transactions and the Reorganised Shanghai Lotus Continuing Connected Transactions will not exceed HK$138,182,000 and HK$451,935,000 respectively. The Proposed 2007 Caps are determined based on the aggregate amount of the Approved 2007 Caps and represented an annual growth of 10% over the Approved 2006 Caps.

The Proposed 2008 Caps under the Reorganised CTEI Continuing Connected Transactions and the Reorganised Shanghai Lotus Continuing Connected Transactions will not exceed HK$152,000,200 and HK$497,128,500 respectively. Each of the Proposed 2008 Caps represent a 10% increment over the relevant Proposed 2007 Caps and, as per the "Letter from the Board" of the Circular, are determined based on the possible price increase in line with consumer prices in the PRC generally and the projected growth business in the CPP Subsidiaries. Pursuant to the consumer prices index as announced by the National Bureau of Statistics of China, the consumer price index (the category of food) in 2005 in the major provinces in which the supercentres of CTEI and Shanghai Lotus are located increased by approximately 4.5% as compared to the index in 2004.

Given the factors above and the annual growth rate of the Proposed 2007 Caps and Proposed 2008 Caps remain unchanged from the original 10% growth rate of the relevant annual caps as previously approved, we consider that the basis of determining the relevant proposed annual caps is reasonable.

RECOMMENDATION

Having considered the above principal factors and reasons, we are of the view that the terms of the Reorganised Agreements and the relevant proposed annual caps are fair and reasonable and in the interests of CPP and the Shareholders as a whole. Accordingly, we recommend the Independent Shareholders, and advise the Independent Board Committee to recommend the Independent Shareholders, to vote in favour of the ordinary resolutions to be proposed at the SGM to approve the Reorganised Agreements and the relevant proposed annual caps.

Your faithfully
For and on behalf of
Kingsway Capital Limited
Chu Tat Hoi
Director

RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to CPP. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

DIRECTORS' AND CHIEF EXECUTIVE'S INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES OR DEBENTURES

As at the Latest Practicable Date, the interests and short positions of the Directors and chief executive of CPP in shares, underlying shares or debentures of CPP or any associated corporation (within the meaning of Part XV of the SFO) as are required to be notified to CPP and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions in which he is taken or deemed to have under such provisions of the SFO), recorded in the register required to be kept by CPP under Section 352 of the SFO or as otherwise notified to CPP and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies were as follows:

(i) Long position in shares or underlying shares of CPP

Name of Director	Number of Shares held, capacity and nature of Interest		Total number of Shares in CPP	Approximate percentage of issued share capital of CPP (%)
	Beneficially owned	Through controlled corporation		
Mr. Sumet Jiaravanon	1,004,014,695	–	1,004,014,695	34.74

(ii) Directors' interests in share options granted by CPP

Pursuant to the old share option scheme (the "Old Scheme") adopted on 10 April 1992 which expired on 10 April 2002 and the existing share option scheme (the "Existing Scheme") adopted by CPP on 26 November 2002, certain Directors were granted share options. As at the Latest Practicable Date, the interests of the Directors in options to subscribe for shares in the capital of CPP under the Old Scheme and the Existing Scheme were as follows:

Name of Directors	Date of grant	Number of shares issuable upon exercise of options held as at Latest Practicable Date	Price per share to be paid on exercise of options *HK$*	Approximate percentage of shareholding (%)
Mr. Sumet Jiaravanon	26 February 2003	12,800,000	0.3900	0.4429
	3 May 2004	12,800,000	0.3900	0.4429
	19 May 2005	12,000,000	0.3540	0.4153
Mr. Dhanin Chearavanont	26 February 2003	12,800,000	0.3900	0.4429
	3 May 2004	12,800,000	0.3900	0.4429
	19 May 2005	12,000,000	0.3540	0.4153
Mr. Thanakorn Seriburi	10 August 1998	17,500,000	0.3875	0.6056
	26 February 2003	21,584,807	0.3900	0.7469
	3 May 2004	20,000,000	0.3900	0.6921
	19 May 2005	21,000,000	0.3540	0.7267
Mr. Meth Jiaravanont	19 May 2005	21,000,000	0.3540	0.7267
Mr. Robert Ping-Hsien Ho	26 February 2003	21,584,807	0.3900	0.7469
	3 May 2004	20,000,000	0.3900	0.6921
	19 May 2005	21,000,000	0.3540	0.7267

Save as disclosed above, as at the Latest Practicable Date, none of the Directors and chief executive of CPP had any interest or short position in shares, underlying shares or debentures of CPP or any associated corporation (within the meaning of Part XV of the SFO) as are required to be notified to CPP and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions in which he is taken or deemed to have under such provisions of the SFO), recorded in the register required to be kept by CPP under Section 352 of the SFO or as otherwise notified to CPP and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies.

PERSONS WHO HAVE AN INTEREST OR SHORT POSITION WHICH IS DISCLOSEABLE UNDER THE SFO AND SUBSTANTIAL SHAREHOLDERS

As at the Latest Practicable Date, the following persons (other than a Director or chief executive of CPP) had the following interests or short positions in shares or underlying shares of CPP which would fall to be disclosed to CPP under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who is, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of CPP and its subsidiaries ("the Group"):

Name	**Capacity/ Nature of interest**	*Notes*	**Number of shares of CPP** *Note 1*	**Approximate percentage of issued share capital (%)**
Krung Thai Bank Public Company Limited	Person having a security interest in shares	2	1,004,014,695 (L)	34.74
CPI	Beneficial owner	3	1,004,014,695 (L and S)	34.74
C.P. Intertrade Co., Ltd.	Interest of a controlled corporation	3	1,004,014,695 (L and S)	34.74
Worth Access	Beneficial owner	4	1,059,190,000 (L)	30.54
Charoen Pokphand Holding Company Limited	Interest of a controlled corporation	4	1,059,190,000 (L)	30.54
Charoen Pokphand Group Company Limited	Interest of a controlled corporation	4	1,059,190,000 (L)	30.54

Notes:

1. The letter "L" denotes a long position whilst the letter "S" denotes a short position.

2. 1,004,014,695 shares were held by Krung Thai Bank Public Company Limited as security.

3. CPI beneficially owned 1,004,014,695 shares. It also has a short position in 1,004,014,695 shares as the said shares have been pledged as security to Krung Thai Bank Public Company Limited. C.P. Intertrade Co., Ltd. has declared an interest in these shares by virtue of its shareholding in CPI.

4. Worth Access has a long position in 1,059,190,000 shares (including 481,250,000 shares and the subscription rights of 577,940,000 shares attached to the warrants). Charoen Pokphand Holding Company Limited has declared an interest in these same 1,059,190,000 shares by virtue of its shareholding in Worth Access whilst Charoen Pokphand Group Company Limited also declared an interest in such number of shares by virtue of its shareholding in Charoen Pokphand Holding Company Limited.

Save as disclosed above, so far as is known to the Directors, as at the Latest Practicable Date, no person (not being a Director or chief executive of CPP) had an interest or a short position in shares or underlying shares of CPP which would fall to be disclosed to CPP under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who is, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group.

COMPETING INTERESTS

As at the Latest Practicable Date, the Directors were not aware that any of the Directors has interest in any business which competes or is likely to compete, either directly or indirectly, with the business of the Group which falls to be disclosed under the Listing Rules.

SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors or proposed Directors has entered into any existing or proposed service contracts with the Company or any other member of the Group save for those expiring or determinable by the relevant employer within one year without payment of compensation (other than statutory compensation).

LITIGATION

Neither CPP nor any of its subsidiaries is engaged in any litigation or arbitration of material importance and there is no litigation or claim of material importance known to the directors of CPP to be pending or threatened by or against CPP or any of its subsidiaries.

MATERIAL ADVERSE CHANGE

The Directors are not aware of any material adverse change in the financial or trading positions of the Group since 31 December 2005 (the date to which the latest published audited consolidated accounts of the Group were made up).

QUALIFICATION AND CONSENT OF EXPERT

The following are the qualifications of the expert (the "Expert") who has given its letter for the inclusion in this circular:

Name	Qualifications	Nature of opinion or advice	Date of opinion
Kingsway	A licensed corporation under the SFO permitted to carry out type 6 (advising on corporate finance) of the regulated activity (as defined under the SFO)	Letter to the Independent Board Committee and the Independent Shareholders	6 October 2006

The Expert has given and has not withdrawn its written consent to the issue of this circular with the inclusion of its letter and references to its name in the form and context in which they appear.

As at the Latest Practicable Date, the Expert did not have any shareholding in the Company or any other member of the Group or the right, whether legally enforceable or not, to subscribe for or to nominate persons to subscribe for securities in the Company or any other member of the Group.

GENERAL

(a) No Director is materially interested in any contract or arrangement subsisting at the date hereof which is significant to the business of the Group taken as a whole.

(b) Save for certain Directors' interests in the disposal by C.T. Progressive (Investment) Ltd. to Excel Prominent Limited of the entire issued share capital in Ek Chor Distribution (Shenyang) Property Company Limited pursuant to the terms of an agreement dated 7 September 2006 (as stated in the Company's announcement dated 7 September 2006, since 31 December 2005, the date to which the latest published audited consolidated accounts of the Group have been made up, none of Kingsway or any of the Directors has, or has had, any direct or indirect interest in any assets which have been acquired or disposed of by or leased to or which are proposed to be acquired, disposed of by or leased to, any member of the Group.

(c) As at the Latest Practicable Date, Kingsway was not interested in any shares in CPP or any of its subsidiaries or any rights or option to subscribe for or nominate persons to subscribe for any shares in CPP or any of its subsidiaries.

(d) The secretary of CPP is Ms. Chan Pui Shan, Bessie. She is an associate member of both The Institute of Chartered Secretaries and Administrators and The Hong Kong Institute of Chartered Secretaries.

(e) The qualified accountant of the Group is Ms. Wong Pui Shan, who is an associate member of the Hong Kong Institute of Certified Public Accountants.

(f) The branch share registrars of CPP in Hong Kong is Computershare Hong Kong Investor Services Limited, at 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong.

(g) The English text of this circular shall prevail over the Chinese text.

DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents are available for inspection during normal business hours at the principal place of business in Hong Kong of CPP at 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong up to and including Wednesday, 25 October 2006:

(1) Reorganized CTEI Supply Agreement;

(2) Reorganized Shanghai Lotus Supply Agreement;

(3) the letter from the Independent Board Committee, the text of which is set out on page 15 of this circular;

(4) the letter from Kingsway, the text of which is set out on pages 16 to 22 of this circular; and

(5) the written consent from Kingsway referred to in paragraph headed "Qualification and Consent of Expert" in this Appendix

C.P. POKPHAND CO. LTD.

(Incorporated in Bermuda with limited liability)
(Stock Code: 43)

NOTICE IS HEREBY GIVEN that a special general meeting of C.P. Pokphand Co. Ltd. (the "Company") will be held at 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong on Wednesday, 25 October 2006 at 9:30 a.m. for the purpose of considering and, if thought fit, passing, with or without modifications, the following resolutions as ordinary resolutions of the Company:

ORDINARY RESOLUTIONS

1. "**THAT**:

   (a) the agreement (the "Reorganized CTEI Supply Agreement") dated 24 August 2006 entered into between the Company and Chia Tai Enterprises International Limited ("CTEI"), a copy of which marked "A" is tabled at the meeting and initialed by the chairman of the meeting for identification purpose, in relation to the supply on an ongoing basis of packaged food, poultry products, processed meat, edible oil, grains, vegetables, fresh and preserved fruit, groceries and other merchandise customarily sold in supermarkets which may be required by any of the subsidiaries of CTEI and which the respective subsidiaries of the Company may be able to supply in circumstances which are of commercial benefit to the subsidiaries of the Company, and the terms of and the transactions contemplated under the Reorganized CTEI Supply Agreement and the implementation thereof be and are hereby approved, ratified and confirmed;

   (b) the proposed caps in relation to the transactions under the Reorganized CTEI Supply Agreement for the period/financial years ending 31 December 2006, 31 December 2007 and 31 December 2008 will not exceed HK$52,181,000, being the prorated portion of the unutilized aggregate of the individual annual caps for 2006 under the CTEI Continuing Connected Transactions and the New Continuing Connected Transactions as at 31 July 2006 for the period from 25 October 2006 (the date on which the Reorganized CTEI Supply Agreement becomes effective) to 31 December 2006, HK$138,182,000 and HK$152,000,200 respectively be and are hereby approved; and

   (c) any one director of the Company, or any two directors of the Company if the affixation of the common seal is necessary, be and is/are hereby authorised for and on behalf of the Company to execute all such other documents, instruments and agreements and to do all such acts or things deemed by him/them to be incidental to, ancillary to or in connection with the matters contemplated in the Reorganized CTEI Supply Agreement."

2. "**THAT**:

(a) the agreement (the "Reorganized Shanghai Lotus Supply Agreement") dated 24 August 2006 entered into between the Company and 上海易初蓮花連鎖超市有限公司 (Shanghai Lotus Supermarket Chain Store Co., Ltd.) ("Shanghai Lotus"), a copy of which marked "B" is tabled at the meeting and initialed by the chairman of the meeting for identification purpose, in relation to the supply on an ongoing basis of packaged food, poultry products, processed meat, edible oil, grains, vegetables, fresh and preserved fruit, groceries and other merchandise customarily sold in supermarkets which may be required by Shanghai Lotus or any of its subsidiaries and which the respective subsidiaries of the Company may be able to supply in circumstances which are of commercial benefit to the subsidiaries of the Company, and the terms of and the transactions contemplated under the Reorganized Shanghai Lotus Supply Agreement and the implementation thereof be and are hereby approved, ratified and confirmed;

(b) the proposed caps in relation to the transactions under the Reorganized Shanghai Lotus Supply Agreement for the period/financial years ending 31 December 2006, 31 December 2007 and 31 December 2008 will not exceed HK$162,505,000, being the prorated portion of the unutilized aggregate of the individual caps for 2006 under the Shanghai Lotus Continuing Connected Transactions as at 31 July 2006 for the period from 25 October 2006 (the date on which the Reorganized Shanghai Lotus Supply Agreement becomes effective) to 31 December 2006, HK$451,935,000 and HK$497,128,500 respectively be and are hereby approved; and

(c) any one director of the Company, or any two directors of the Company if the affixation of the common seal is necessary, be and is/are hereby authorised for and on behalf of the Company to execute all such other documents, instruments and agreements and to do all such acts or things deemed by him/them to be incidental to, ancillary to or in connection with the matters contemplated in the Reorganized Shanghai Lotus Supply Agreement"

By order of the Board
Chan Pui Shan, Bessie
Company Secretary

Hong Kong, 6 October 2006

Notes:

1. A form of proxy for use at the meeting is being despatched to the shareholders of the Company together with a copy of this notice.

2. The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorized in writing or, if the appointor is a corporation, either under its seal or under the hand of any officer, attorney or other person authorized to sign the same.

3. Any shareholder entitled to attend and vote at the meeting convened by the above notice shall be entitled to appoint one or more proxies to attend and vote instead of him. A proxy need not be a shareholder of the Company.

4. In order to be valid, the form of proxy, together with the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of such power of attorney or authority, must be deposited at the Company's Registrar in Hong Kong at Computershare Hong Kong Investor Services Limited, at 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjournment thereof.

5. Completion and deposit of the form of proxy will not preclude a shareholder of the Company from attending and voting in person at the meeting convened or any adjourned meeting and in such event, the form of proxy will be deemed to be revoked.

6. Where there are joint holders of any share of the Company, any one of such joint holders may vote, either in person or by proxy, in respect of such share as if he/she were solely entitled thereto, but if more than one of such joint holders are present at the meeting, the most senior shall alone be entitled to vote, whether in person or by proxy. For this purpose, seniority shall be determined by the order in which the names stand on the register of members of the Company in respect of the joint holding.

7. Pursuant to the existing Bye-law 59 of the Company, at any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is required under the Listing Rules or (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded (i) by the chairman of the meeting; or (ii) by at least three shareholders of the Company present in person or by proxy and entitled to vote; or (iii) by any shareholder or shareholders of the Company present in person (or in the case of a shareholder of the Company being a corporation, by its duly authorized representative) or by proxy and representing in aggregate not less than one-tenth of the total voting rights of all shareholders of the Company having the right to attend and vote at the meeting; or (iv) by a shareholder or shareholders of the Company present in person (or in the case of a shareholder of the Company being a corporation, by its duly authorized representative) or by proxy and holding shares conferring a right to attend and vote at the meeting on which there have been paid up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

8. As indicated in the Company's circular dated 6 October 2006, the chairman of the meeting will demand that a poll be taken in respect of each of the resolutions to be proposed at the meeting for the approval of the terms and the relevant annual caps under the Reorganized CTEI Supply Agreement and the Reorganized Shanghai Lotus Supply Agreement.

此乃要件　請即處理

閣下如對本通函之任何方面**有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將所有名下之卜蜂國際有限公司證券**出售或轉讓**，應立即將本通函及隨附之代表委任表格送交買主或承讓人，或經手買賣或轉讓之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本通函全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

卜蜂國際有限公司

(於百慕達註冊成立之有限公司)

(股份編號：43)

持續關連交易

獨立董事委員會及獨立股東之獨立財務顧問

集團 滙富 *KingswayGroup*

滙富融資有限公司

獨立董事委員會函件及獨立財務顧問(滙富融資有限公司)致獨立董事委員會及獨立股東提供之意見函件分別載於本通函第15頁及第16至第22頁。

卜蜂國際有限公司謹訂於二零零六年十月二十五日星期三時上午九時三十分假座香港夏慤道十六號遠東金融中心二十一樓召開股東特別大會，大會通告載於本通函第29至第31頁。

無論　閣下是否有意出席股東特別大會，務請盡快將隨附之代表委任表格按其列印之指示填妥，惟無論如何須於股東特別大會或其任何續會指定舉行時間四十八小時前交回。填妥及交回代表委任表格後，　閣下仍可按意願親自出席上述大會或其任何續會，並於會上投票。

二零零六年十月六日

目　錄

頁次

本通函內，下列片語具有以下涵義，除文義另有所指外：

「獲批准持續關連交易協議」	指	正大企業持續關連交易協議、上海蓮花持續關連交易協議及新持續關連交易協議
「聯繫人士」	指	根據上市規則下之定義
「董事會」	指	董事會
「細則」	指	本公司之細則(不時修訂)
「謝氏家族股東」	指	謝氏家族之四位成員，包括謝正民先生、謝大民先生、謝中民先生及謝國民先生間接合計擁有卜蜂國際已發行股本約51.43%權益
「關連人士」	指	根據上市規則下之定義
「CPI」	指	CPI Holding Co., Ltd，一家於英屬維爾京群島註冊成立之公司，謝氏家族股東合計擁有其約51.31%股權
「卜蜂國際」或「本公司」	指	卜蜂國際有限公司，一家於百慕達註冊成立之公司，其股份於聯交所主板上市(股份編號：43)
「卜蜂國際集團」	指	卜蜂國際及其附屬公司
「卜蜂國際附屬公司」	指	卜蜂國際之附屬公司
「C.P. Seven Eleven」	指	C.P. Seven Eleven Public Company Limited，一家於泰國註冊成立之公司，其股份於泰國證券交易所上市
「正大企業」	指	正大企業國際有限公司，一家於開曼群島註冊成立之公司，其股份於聯交所主板上市(股份編號：121)
「正大企業持續關連交易」	指	正大企業持續關連交易協議項下之持續關連交易(於本公司二零零五年四月二十一日舉行之股東特別大會上獲得當時之獨立股東批准)

「正大企業持續關連交易協議」	指	相關卜蜂國際附屬公司及相關正大企業附屬公司簽訂之協議(定義見本公司二零零五年三月二十九日之通函)
「正大企業附屬公司」	指	正大企業之附屬公司
「董事」	指	卜蜂國際之董事
「港元」	指	港幣，香港之法定貨幣
「香港」	指	中國之香港特別行政區
「獨立董事委員會」	指	董事會之獨立委員會，成員包括本公司之獨立非執行董事，Kowit Wattana先生、Sombat Deo-isres先生及馬照祥先生，就重組持續關連交易之條款及相關每年基準上限向獨立股東提供意見
「獨立股東」	指	謝氏家族股東及其各自之聯繫人士(包括CPI及Worth Access)以外之股東
「滙富」	指	滙富融資有限公司，根據證券條例一間可經營第6類(企業融資顧問)受規管業務之持牌法團，已獲委任為獨立財務顧問，向獨立董事委員會及獨立股東就重組持續關連交易及相關每年基準上限提供意見
「最後實際可行日期」	指	二零零六年九月二十九日，即本通函確定其所載若干資料之最後實際可行日期
「上市規則」	指	聯合交易所證券上市規則
「新持續關連交易」	指	新持續關連交易協議項下之持續關連交易(於本公司二零零五年十一月三十日舉行之股東特別大會上獲得當時之獨立股東批准)
「新持續關連交易協議」	指	由相關卜蜂國際附屬公司及相關正大企業附屬公司簽訂之協議(定義見本公司二零零五年十月二十七日之通函)
「中國」	指	中華人民共和國(惟在此通函並不包括香港、澳門特別行政區及台灣)

「重組持續關連交易」	指	正大企業重組持續關連交易及上海蓮花重組持續關連交易
「正大企業重組持續關連交易」	指	正大企業重組供應協議項下之交易，根據上市規則第14A章構成本公司之持續交連交易
「正大企業重組供應協議」	指	本公司與正大企業於二零零六年八月二十四日就任何卜蜂國際附屬公司向任何正大企業附屬公司持續供應後者所需之商品(包括包裝食品、家禽產品、加工肉品、食用油、穀物、蔬菜、新鮮水果及果類製品、雜貨及任何其他普遍在超市出售之商品)而訂立之協議
「上海蓮花重組持續關連交易」	指	上海蓮花重組供應協議項下之交易，根據上市規則第14A章構成本公司之持續關連交易
「上海蓮花重組供應協議」	指	本公司與上海蓮花於二零零六年八月二十四日就任何卜蜂國際附屬公司向上海蓮花及其任何附屬公司持續供應後者所需之商品(包括包裝食品、家禽產品、加工肉品、食用油、穀物、蔬菜、新鮮水果及果類製品、雜貨及任何其他普遍在超市出售之商品)而訂立之協議
「證券條例」	指	證券及期貨條列(香港法例第571章)
「上海蓮花」	指	上海易初蓮花連鎖超市有限公司企業，為C. P. Seven Eleven於中國成立之一家外商獨資附屬公司
「上海蓮花持續關連交易」	指	上海蓮花持續關連交易協議項下之持續關連交易(已於本公司二零零五年四月二十一日舉行之股東特別大會上獲得當時之獨立股東批准)
「上海蓮花持續關連交易協議」	指	由相關卜蜂國際附屬公司與上海蓮花簽訂之協議(定義見本公司二零零五年三月二十九日之通函)，並經由一份補充協議(定義見本公司二零零五年十月二十七日之通函)所修訂

「股東」	指	卜蜂國際之股東
「股東特別大會」	指	卜蜂國際將於二零零六年十月二十五日(星期三)上午九時三十分舉行之股東特別大會，藉以考慮並酌情批准重組持續關連交易之條款及相關每年基準上限，大會通告載於本通函第29至31頁
「聯交所」	指	香港聯合交易所有限公司
「美元」	指	美元，美國之法定貨幣
「Worth Access」	指	Worth Access Trading Limited，一家於英屬維爾京群島註冊成立之公司，謝氏家族股東合計間接擁有其約51.31%股權
「%」	指	百分比

就本通函而言，採用以下美元兑港元匯率，惟謹供參考之用：1.00美元 = 7.80港元

卜蜂國際有限公司

(於百慕達註冊成立之有限公司)
(股份編號：43)

董事：
謝中民先生
謝國民先生
李紹祝先生
謝克俊先生
黃業夫先生
何炎光先生
何平僊先生
白善霖先生
謝吉人先生
謝杰人先生
謝仁基先生
謝漢人先生
Kowit Wattana先生*
Sombat Deo-isres先生*
馬照祥先生*

* *獨立非執行董事*

註冊辦事處：
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

香港主要營業地點：
香港
夏慤道十六號
遠東金融中心
二十一樓

敬啟者：

持續關連交易

緒言

董事會宣佈於二零零六年八月二十四日，本公司與正大企業及上海蓮花分別訂立正大企業重組供應協議及上海蓮花重組供應協議。該兩份協議載列卜蜂集團附屬公司將供應予(以正大企業重組供應協議而言)任何正大企業附屬公司及(以上海蓮花重組供應協議而言)上海蓮花或其任何附屬公司之商品架構(包括包裝食品、家禽產品、加工肉品、食用油、穀物、蔬菜、新鮮水果及果類製品、雜貨及任何其他普遍

在超市出售之商品)，以及正大企業附屬公司、上海蓮花或其任何附屬公司採購任何該等公司所需而卜蜂國際附屬公司在卜蜂國際附屬公司獲商業受惠之情況下，可供應的該等商品而不時向任何卜蜂國際附屬公司作出特定訂單時尤其須遵守之主要條款及條件及一般定價原則，並取代由相關卜蜂國際附屬公司與相關正大企業附屬公司或上海蓮花就供應商品之每項持續關連交易而訂立於先前已獲批准之個別協議。獲批准持續關連交易協議，有關正大企業持續關連交易、上海蓮花持續關連交易及新持續關連交易及分別每年基準上限已分別於二零零五年四月二十一日及二零零五年十一月三十日兩個股東特別大會上獲當時之獨立股東批准，將自獨立股東於股東特別大會批准重組持續關連交易時被取代。卜蜂國際附屬公司向正大企業附屬公司於二零零六年一月一日至二零零六年七月三十一日期間及截至二零零五年十二月三十一日及二零零四年十二月三十一日止之財政年度之過往銷售額分別為21,258,000港元、15,172,000港元及2,197,000港元；及卜蜂國際附屬公司向上海蓮花於二零零六年一月一日至二零零六年七月三十一日期間及截至二零零五年十二月三十一日及二零零四年十二月三十一日之財政年度過往銷售額分別為85,840,000港元，240,866,833港元及167,066,000港元。

根據上市規則第14A.11條，正大企業及上海蓮花均為卜蜂國際之關連人士。據此，根據上市規則，正大企業重組供應協議及上海蓮花重組供應協議項下之交易構成卜蜂國際之持續關連交易。

計及正大企業重組供應協議及上海蓮花重組供應協議項下交易之建議每年基準上限，根據上市規則第14A.35條，正大企業重組供應協議及上海蓮花重組供應協議項下之交易將構成卜蜂國際之不獲豁免持續關連交易，須於股東特別大會上取得獨立股東批准，並為獨立董事委員會意見及獨立財務顧問公平意見之主旨。

本通函之目的為提供有關重組持續關連交易之資料，載列滙富致獨立董事委員會及獨立股東之意見及致獨立董事委員會有關重組持續關連交易之推薦意見及給予獨立股東召開股東特別大會之通函，考慮並酌情批准，重組持續關連交易之條款及相關每年基準上限。

重組持續關連交易之詳情

重組持續關連交易包括根據下列協議項下任何卜蜂國際附屬公司與正大企業附屬公司或上海蓮花或其任何附屬公司之交易：

(1) 正大企業重組供應協議；及

(2) 上海蓮花重組供應協議。

正大企業重組供應協議

訂立日期	:	二零零六年八月二十四日
訂約方	:	(i) 卜蜂國際 (ii) 正大企業
貨品	:	在卜蜂國際附屬公司獲商業受惠之情況下，向任何正大企業附屬公司供應其所需而相關卜蜂國際附屬公司可供應之包裝食品、家禽產品、加工肉品、食用油、穀物、蔬菜、新鮮水果及果類製品、雜貨及任何其他普遍在超市出售之商品
條款	:	自獨立股東批准日起至二零零八年十二月三十一日止
價格	:	將參照中國有關商品之當時市價及市場需求及不遜於卜蜂國際附屬公司從獨立第三者所獲得之價格而釐定
付款條款	:	信貸期最多為60日或以其他不時一般接受之市場條款而釐定。付款需以電匯、三個月內銀行承兑滙票或中國認可之其他付款方式支付

於截至二零零六年十二月三十一日、二零零七年十二月三十一日及二零零八年十二月三十一日止期間／財政年度，卜蜂國際附屬公司向正大企業附屬公司銷售有關商品之每年基準上限分別不超過52,181,000港元（乃自二零零六年十月二十五日（正大企業重組供應協議生效日）至二零零六年十二月三十一日之期間正大企業持續關連交易及新持續關連交易下於二零零六年七月三十一日個別未使用每年基準上限總數之按比例計算部份）、138,182,000港元及152,000,200港元。二零零六年及二零零七年之每年基準上限乃參照根據所有獲批准之正大企業持續關連交易協議及新持續關連交易協議項下二零零六年及二零零七年獲批准之每年基準上限之總數而釐定。根據中國一般消費品價格上升而可能作出之價格上調及卜蜂國際附屬公司業務之預期增長，二零零八年之每年基準上限以二零零七年之每年基準上限增加10%計算。

正大企業重組供應協議下二零零六年及二零零七年之每年基準上限與正大企業持續關連交易協議及新持續關連交易協議項下二零零六年及二零零七年個別之每年基準上限累計對照：

通函日期	協議	卜蜂國際附屬公司	正大企業附屬公司	貨品	二零零六年(二零零七年)獲批准之每年基準上限 *(港元)*
二零零五年三月二十九日	寧波糧油食用油供應協議(1)	寧波正大糧油實業有限公司	西安易初蓮花連鎖超市有限公司	食用油	8,800,000 (9,680,000)
二零零五年三月二十九日	寧波糧油食用油供應協議(2)	寧波正大糧油實業有限公司	鄭州易初蓮花連鎖超市有限公司	食用油	8,800,000 (9,680,000)
二零零五年三月二十九日	青島正大雞肉及加工肉品供應協議(1)	青島正大有限公司	泰安易初蓮花連鎖超市有限公司	雞肉及加工肉品	8,800,000 (9,680,000)
二零零五年三月二十九日	青島正大雞肉及加工肉品供應協議(2)	青島正大有限公司	鄭州易初蓮花連鎖超市有限公司	雞肉及加工肉品	3,300,000 (3,630,000)
二零零五年三月二十九日	青島正大雞肉及加工肉品供應協議(3)	青島正大有限公司	濟南易初蓮花連鎖超市有限公司	雞肉及加工肉品	3,300,000 (3,630,000)
二零零五年三月二十九日	香河正大鴨肉及加工肉品供應協議(1)	香河正大有限公司	北京易初蓮花連鎖超市有限公司	鴨肉及加工肉品	6,600,000 (7,260,000)
二零零五年三月二十九日	香河正大鴨肉及加工肉品供應協議(2)	香河正大有限公司	天津易初蓮花連鎖超市有限公司	鴨肉及加工肉品	3,300,000 (3,630,000)

通函日期	協議	卜蜂國際附屬公司	正大企業附屬公司	貨品	二零零六年(二零零七年)獲批准之每年基準上限 *(港元)*
二零零五年三月二十九日	陝西正大雞蛋，雞肉及加工肉品供應協議(1)	陝西正大有限公司	西安易初蓮花連鎖超市有限公司	雞蛋、雞肉及加工肉品	4,400,000 (4,840,000)
二零零五年三月二十九日	陝西正大雞蛋，雞肉及加工肉品供應協議(2)	陝西正大有限公司	鄭州易初蓮花連鎖超市有限公司	雞蛋、雞肉及加工肉品	4,400,000 (4,840,000)
二零零五年十月二十七日	正大食品包裝食品及家禽產品新供應協議	正大食品企業(上海)有限公司	廣州易初蓮花連鎖超市有限公司	包裝食品、家禽產品及加工肉品	6,600,000 (7,260,000)
二零零五年十月二十七日	青島正大雞肉及加工肉品新供應協議	青島正大有限公司	廣州易初蓮花連鎖超市有限公司	雞肉及加工肉品	34,320,000 (37,752,000)
二零零五年十月二十七日	寧波正大糧油食用油新供應協議	寧波正大糧油實業有限公司	廣州易初蓮花連鎖超市有限公司	食用油	33,000,000 (36,300,000)
				合計：	**125,620,000** **(138,182,000)**

上海蓮花重組供應協議

訂立日期 ： 二零零六年八月二十四日

訂約方 ： (i) 卜蜂國際

(ii) 上海蓮花

貨品 ： 在卜蜂國際附屬公司獲商業受惠之情況下，向上海蓮花及其任何附屬公司供應其所需而卜蜂國際附屬公司可供應之包裝食品、家禽產品、加工肉品、食用油、穀物、蔬菜、新鮮水果及果類製品、雜貨及任何其他普遍在超市出售之商品

條款 ： 自獨立股東批准日起至二零零八年十二月三十一日止

價格 ： 將參照中國有關商品之當時市價及市場需求及不遜於卜蜂國際附屬公司從獨立第三者所獲得之價格而釐定

付款條款 ： 信貸期最多為60日或以其他不時一般接受之市場條款而釐定。付款需以電匯、三個月內銀行承兑匯票或中國認可之其他付款方式支付

於截至二零零六年十二月三十一日、二零零七年十二月三十一日及二零零八年十二月三十一日止期間財政年度，卜蜂國際附屬公司向上海蓮花或其附屬公司銷售有關商品之每年基準上限分別不超過162,505,000港元(乃自二零零六年十月二十五日(上海蓮花重組供應協議生效日)至二零零六年十二月三十一日之期間上海蓮花持續關連交易下於二零零六年七月三十一日個別未使用每年基準上限總數之按比例計算部份)、451,935,000港元及497,128,500港元。二零零六年及二零零七年之每年基準上限乃參照根據所有獲批准之上海蓮花持續關連交易協議項下二零零六年及二零零七年獲批准之每年基準上限之總數而釐定。根據中國一般消費品價格上升而可能作出之價格上調及卜蜂國際附屬公司業務之預期增長，二零零八年之每年基準上限以二零零七年之每年基準上限增加10%計算。

上海蓮花重組供應協議下二零零六年及二零零七年之每年基準上限與上海蓮花持續關連交易協議項下二零零六年及二零零七年個別之每年基準上限累計對照：

通函日期	協議	卜蜂國際附屬公司	上海蓮花	貨品	二零零六年（二零零七年）獲批准之每年基準上限 *(港元)*
二零零五年三月二十九日	上海蓮花食用油購貨協議	寧波正大糧油實業有限公司	上海蓮花	食用油	198,000,000 (217,800,000)
二零零五年三月二十九日	上海蓮花雞肉及加工肉品購貨協議(1)	青島正大有限公司	上海蓮花	雞肉及加工肉品	154,000,000 (169,400,000)
二零零五年十月二十七日	上海蓮花雞肉及加工肉品購貨協議(2)	正大食品企業（上海）有限公司	上海蓮花	雞肉及加工肉品	55,000,000 (60,500,000)
二零零五年十月二十七日	上海蓮花鴨肉及加工肉品購貨協議	香河正大有限公司	上海蓮花	鴨肉、加工肉品及羽絨	3,850,000 (4,235,000)
				合計：	**410,850,000** **(451,935,000)**

正大企業重組供應協議及上海蓮花重組供應協議於二零零八年建議之個別每年基準上限分別佔截至二零零五年十二月三十一日止年度卜蜂國際集團之經審核綜合銷售額1,832,764,000美元（相等約14,295,559,200港元）約1.1%及約3.5%。

重組持續關連交易之原因

卜蜂國際及其附屬公司主要從事農產品貿易、經營飼料廠及禽畜業務、產銷摩托車與汽車零件，及物業與投資控股。

正大企業乃一家投資控股公司，其附屬公司主要於中國經營大型現貨現帶倉儲式商店(主要位於中國北方及南方)。

上海蓮花及其附屬公司主要於上海及華東地區與中國西南方經營大型現貨現帶倉儲式商店。

由於(i)若干屬獲批准持續關連交易協議下之相關卜蜂國際附屬公司可向同屬此等協議下之正大企業附屬公司及上海蓮花分別經營之超市供應獲批准持續關連交易協議外之商品，如穀物、蔬菜、新鮮水果及果類製品及雜貨；(ii)非屬獲批准持續關連交易協議之其他卜蜂國際附屬公司因其地點及當地網絡而可以合理價格向正大企業附屬公司及上海蓮花分別經營之超市按其所需供應某些商品及(iii)面對正大企業及上海蓮花分別於中國擴展其超市網絡，卜蜂國際附屬公司可能將要分別向非屬獲批准持續關連交易協議下之正大企業附屬公司及上海蓮花及其附屬公司供應商品，故本公司欲重組獲批准持續關連交易協議之架構為於前述之正大企業重組供應協議及上海蓮花重組供應協議，使供應商品之範圍得已擴展及增加購貨方數量(先前未獲批准)。

董事認為根據正大企業重組供應協議及上海蓮花重組供應協議項下供應相關商品予正大企業附屬公司及上海蓮花及其附屬公司可讓卜蜂國際集團彈性地持續發展其新及擴展業務來源，以讓個別卜蜂國際附屬公司適應不斷改變之環境。

董事(包括獨立非執行董事經考慮滙富之意見後)認為正大企業重組供應協議及上海蓮花重組供應協議之條款乃按一般商業條款進行、屬公平及合理，並對卜蜂國際及其股東整體而言有利。

上市規則之含義

謝氏家族股東間接合計持有卜蜂國際已發行股本約51.43%權益。

謝氏家族股東透過一家其持有51.31%股權之公司，Charoen Pokphand Group Company Limited，合共持有正大企業已發行股本約61.71%權益。據此，正大企業及正大企業附屬公司乃卜蜂國際控權股東之聯繫人士，因此，根據上市規則第14A.11條乃卜蜂國際之關連人士。

謝氏家族股東間接擁有C.P. Seven Eleven之已發行股本合共44.98%權益，而上海蓮花乃C.P. Seven Eleven之附屬公司。據此，上海蓮花及其附屬公司乃謝氏家族股東之聯繫人士，並因此根據上市規則第14A.11條乃卜蜂國際之關連人士。

鑒於上文所述，根據上市規則，重組持續關連交易項下之交易將構成本公司持續關連交易(如同獲批准持續關連交易協議項下之交易)。

計及正大企業重組供應協議及上海蓮花重組供應協議項下之建議每年基準上限，根據上市規則第14A.35條，正大企業重組供應協議及上海蓮花重組供應協議項下之交易構成本公司之不獲豁免持續關連交易，須於股東特別大會上取得獨立股東以點票形式批准，並為獨立董事委員會意見及滙富獨立意見之主旨。

股東特別大會與委任代表安排

召開股東特別大會載於本通函第29頁至第31頁。召開股東特別大會藉以考慮並酌情通過有關重組持續關連交易及相關每年基準上限之普通決議案。謝氏家族股東及其各自聯繫人士(包括CPI及Worth Access)將於股東特別大會上放棄投票權。

茲隨附適用於股東特別大會之代表委任表格。無論　閣下是否有意出席股東特別大會，敬請依照表格上之指示填妥，儘早並於股東特別大會或其任何續會指定舉行時間四十八小時前交回卜蜂國際於香港之股份過戶登記分處香港中央證券登記有限公司，地址為香港皇后大道東一八三號合和中心四十六樓。　閣下填妥及交回代表委任表格後，屆時仍可親自出席股東特別大會或其任何續會及投票。

根據卜蜂國際現有細則第59條，於任何股東大會中進行表決決議案將以舉手形式決定，除非上市規則或(於公佈舉手結果之際或之前或其他進行點票的要求已被撤銷)被要求以點票形式決定，並由(i)大會之主席提出；或(ii)最少三位有權出席及投票之股東或其代表提出；或(iii)合共持有不少於在會議上有權出席及投票之所有股東達百分之十的總投票權及有出席之股東(或倘該股東為法團體，須由正式授權人士代表)或其代表提出；或(iv)合共持有已繳股本不少於所有已繳股本總額百分之十及有權出席及投票之股東(或倘該股東為法團體，須由正式授權人士代表)或其代表提出。

根據上述，股東特別大會之主席將要求對提呈於股東特別大會上有關批准重組持續關連交易項下之條款及相關每年基準上限之每項普通決議案以點票形式進行。

推薦意見

獨立董事委員會已成立，以考慮重組持續關連交易之條款及相關每年基準上限對獨立股東而言是否公平及合理及滙富已獲委任向獨立董事委員會及獨立股東就有關事項提供意見。

滙富向獨立董事委員會及獨立股東提供意見之函件內容載列於本通函第16頁至第22頁及獨立董事委員會致獨立股東之函件載列於第15頁。

獨立董事委員會經考慮滙富之意見，認為重組持續關連交易之條款及相關每年基準上限公平及合理，並對卜蜂國際及股東整體而言有利，據此，建議獨立股東投票贊成將於股東特別大會上提呈之普通決議案。

進一步資料

敬希垂注載列於本通函附錄之資料。

此致

列位股東 台照

承董事會命
董事
何平僊
謹啟

二零零六年十月六日

卜蜂國際有限公司

(於百慕達註冊成立之有限公司)

(股份編號：43)

持續關連交易

敬啟者：

吾等參照二零零六年十月六日印發予股東之通函(「通函」)，本函件亦為通函之一部份。除文義另有所指，本函件用語之涵義與通函所定義者相同。

由於獨立非執行董事相對重組持續關連交易各方為獨立人士，並於重組持續關連交易概無利益，董事會遂委任吾等就重組持續關連交易之條款及相關每年基準上限對獨立股東整體而言是否公平合理提供意見。

滙富已獲卜蜂國際委任為獨立財務顧問，就重組持續關連交易之條款及相關每年基準上限之公平性及合理性向吾等提供意見。意見詳情及達致該等意見時所考慮之主要因素及理由列載於本通函第十六頁至第二十二頁。敬請 閣下亦垂注列載於本通函第五頁至第十四頁之董事會函件及列載於本通函附錄內之附加資料。

經考慮滙富於函件內之意見和考慮主要因素及理由後，吾等認為重組持續關連交易之條款及相關每年基準上限就獨立股東而言乃屬公平合理，並對卜蜂國際及股東整體而言有利。吾等遂建議獨立股東於股東特別大會上投票贊成有關重組持續關連交易及相關每年基準上限之決議案。

此致

列位股東 台照

代表
獨立董事委員會

獨立非執行董事	*獨立非執行董事*	*獨立非執行董事*
馬照祥	**Kowit Wattana**	**Sombat Deo-isres**

二零零六年十月六日

下文乃載入本通函內於二零零六年十月六日滙富致獨立董事委員會及獨立股東就重組持續關連交易及相關每年基準上限提供意見之函件全文。

滙富集團 KingswayGroup

香港中環夏慤道10號和記大廈5樓
電話：(852) 2877-1830　傳真：(852) 2868-3570

敬啟者：

持續關連交易

緒言

吾等獲委任向獨立董事委員會及獨立股東就重組持續關連交易及相關每年基準上限提供意見，當中詳情列載於卜蜂國際二零零六年十月六日致股東之通函(「**通函**」)中「董事會函件」一節，本函件亦為通函之一部份。除文義另有所指，本函件用語之涵義與通函所界定者相同。

董事會於二零零六年八月二十四日公佈，卜蜂國際與正大企業及上海蓮花分別訂立正大企業重組供應協議及上海蓮花重組供應協議(「統稱「**重組協議**」)。獨立股東於股東特別大會批准重組協議時將取代獲批准持續關連交易協議。重組協議載列(i)卜蜂集團附屬公司將供應予任何正大企業附屬公司及上海蓮花及其任何附屬公司之商品架構(包括包裝食品、家禽產品、加工肉品、食用油、穀物、蔬菜、新鮮水果及果類製品、雜貨及任何其他普遍在超市出售之商品)；以及(ii)正大企業附屬公司、上海蓮花及其任何附屬公司採購任何該等公司所需而卜蜂國際附屬公司在卜蜂國際附屬公司獲商業受惠之情況下，可供應的該等商品而不時向任何卜蜂國際附屬公司作出特定訂單時尤其須遵守之主要條款及條件及一般定價原則。

根據上市規則，正大企業及上海蓮花均為卜蜂國際之關連人士，根據上市規則第14A章，重組持續關連交易協議構成卜蜂國際之不獲豁免持續關連交易及將須於股東特別大會上取得獨立股東批准。謝氏家族股東及其各自之聯繫人士將於股東特別大會上提呈之相關決議案放棄投票。

吾等已獲委任為獨立財務顧問向獨立董事委員會及獨立股東就重組持續關連交易及相關每年基準上限是否公平及合理及對股東及卜蜂國際之整體利益提供意見。

意見基準

吾等就重組持續關連交易及相關每年基準上限向獨立董事委員會及獨立股東作出意見及推薦時，端賴卜蜂國際及董事會所提供並認為乃完整及相關之資料及聲明。

吾等亦端賴通函所載之資料及聲明，並假設董事會於通函內所作出之一切聲明、意見及意向於作出時實屬真實、準確及完整，及至通函刊發之日仍屬真實準確。吾等假設董事會於通函內所作出之一切聲明、意見及意向乃經仔細垂詢後合理地作出。吾等認為已審閱足夠之資料以達致吾等之意見。吾等並無理由懷疑董事會向吾等提供之資料及聲明之真實性、準確性及完整性。董事會亦通知吾等該通函所提供及提述之資料並無遺漏或隱瞞任何重大事實。

然而，吾等並無就卜蜂國際及董事會所提供之資料進行任何獨立核實，亦概無對卜蜂國際集團、正大企業、正大企業附屬公司、上海蓮花及其附屬公司之業務及事務進行任何獨立調查。

主要考慮因素及理由

就重組持續關連交易及相關每年基準上限向獨立董事委員會及獨立股東作出意見及推薦時，吾等經考慮下列主要因素及理由：

(1) 重組持續關連交易之背景及原因

卜蜂國際集團主要從事農產品貿易、經營飼料廠及禽畜業務、產銷摩托車與汽車零件，及物業與投資控股。正大企業乃一家投資控股公司，其附屬公司主要於中國經營大型現賣現帶倉儲式商店（主要位於中國北方及南方）。上海蓮花及其附屬公司主要於上海及華東地區與中國西南方經營大型現賣現帶倉儲式商店。

吾等從董事會茲悉相關卜蜂國際附屬公司自二零零三年下半年開始向正大企業附屬公司及上海蓮花供應相關貨品。該等正大企業附屬公司及上海蓮花佔相關卜蜂國際附屬公司之收入約為10%。因此，董事會認為訂立重組協議與卜蜂國際之現時業務相一致。

相關卜蜂國際附屬公司已分別於二零零五年四月二十一日及二零零五年十一月三十日舉行之股東特別大上獲獨立股東批准進行獲批准持續關連交易協議及相關每年基準上限。

根據通函中「董事會函件」一節及經董事會進一步證實，個別卜蜂國際附屬公司之經營環境正在改變中，原因如下：

(i) 由於開發新品種貨品及約四十間卜蜂國際附屬公司於二零零六年八月下旬取得進行買賣貨品之牌照，卜蜂國際集團可向正大企業附屬公司及上海蓮花及其附屬公司經營之超市供應獲批准持續關連交易協議外之商品，如穀物、蔬菜、新鮮水果及果類製品及雜貨；以及較大量之獲批准商品；

(ii) 非屬獲批准持續關連交易協議之若干卜蜂國際附屬公司因其地點及當地網絡之優勢，可以較好價格向正大企業附屬公司及卜蜂國際及其附屬公司分別經營之超市按其所需供應某些商品；及

(iii) 董事會預期正大企業及上海蓮花將分別於中國擴展其超市網絡。因此，卜蜂國際附屬公司可能將要分別向非屬獲批准持續關連交易協議下之正大企業附屬公司及上海蓮花及其附屬公司供應商品。

相對訂立新增個別協議以適應上述不斷改變的環境，卜蜂國際欲重組獲批准持續關連交易協議之架構至重組協議，以藉此擴闊商品之範圍及包括先前未獲批准之卜蜂國際附屬公司、正大企業附屬公司及上海蓮花之附屬公司。由相關卜蜂國際附屬公司作為供應商與正大企業附屬公司或上海蓮花作為客戶訂立之獲批准持續關連交易協議由十六份協議組成，該等協議之條款及定價基準均為相同。因此，董事會認為訂立正大企業重組供應協議及上海蓮花重組供應協議以取代該等協議將除可減少卜蜂國際集團之行政負擔外，更讓卜蜂國際集團可彈性地發展其新及擴展中之業務。

董事會認為重組持續關連交易協議乃按卜蜂國際集團之一般商業條款進行，並認為持續關連交易提供一個非常寶貴的機會予卜蜂國際集團，以獲得於中國具有豐富經營及完善零售網絡之正大企業附屬公司、上海蓮花及其附屬公司購買貨品。

經考慮(1)相關卜蜂國際附屬公司與相關正大企業附屬公司及上海蓮花(佔相關卜蜂集團附屬公司之收入約10%)已建立長期關係；(2)重組持續關連交易乃與相關卜蜂國際集團附屬公司之現時業務一致；(3)重組獲批准持續關連交易協議至重組協議

將增加商品範圍及購買方之數目，並將可減低卜蜂國際集團之行政負擔及提高業務發展之彈性；及(4)訂立重組協議乃非專利權形式制定，即相關卜蜂國際附屬公司仍可靈活地選擇向任何其他客戶提供貨品，吾等認為卜蜂國際集團按重組協議與正大企業及上海蓮花維持現時之業務關係是合理的。

(2) 重組持續關連交易之條款

誠如本通函中「董事會函件」一節所述，根據重組協議所供應之相關商品價格乃參照相關商品於中國當時之市價及市場需求，並不遜於卜蜂國際附屬公司從獨立第三者所獲得的價格而釐定。

吾等已審閱獲批准持續關連交易協議及由卜蜂國際集團提供於二零零六年相關卜蜂國際附屬公司與其他獨立第三者簽訂類似交易之合同樣本，據此吾等認為足夠達致吾等之意見。得悉獲批准持續關連交易及可比較合同下之相關商品之價格並未釐定，並經董事會確認，價格將參照實際下訂單時該商品之當時市價及需求而釐定。董事會確認重組持續關連交易將根據相同價格釐定基準及售予相關正大企業附屬公司、上海蓮花及其附屬公司之類似貨品銷售價格與其他獨立第三者並無及將無重大差別。

董事會亦確認倘於訂立購買訂單時，卜蜂國際集團並不同意相關商品之價格，卜蜂國際集團並不需強制供應商品予正大企業附屬公司或上海蓮花及其附屬公司。

董事會認為重組協議之條款乃按一般商業條款釐定、屬公平合理及對卜蜂國際及股東整體而言有利。

於吾等所審閱之合同樣本，吾等亦知悉相關卜蜂國際附屬公司給予相關正大企業附屬公司及上海蓮花或其他獨立客戶之信貸期不同。誠如該等合同列明，給予相關正大企業附屬公司及上海蓮花之信貸期最多為45日，而給予獨立客戶則最多為60日。董事會確認相關卜蜂國際附屬公司提供之實際信貸期乃以個別形式及參照於相關正大企業附屬公司及上海蓮花及獨立客戶實際下訂單時給予其他獨立第三者之信貸期而釐定。董事會確認重組持續關連交易將跟隨此基準。

據此，吾等認為卜蜂國際集團給予正大企業、上海蓮花與獨立客戶之定價及信貸期均一致公平地處理，重組協議之條款，包括定價及信貸期，對獨立股東而言屬公平合理。

(3) 重組持續關連交易之建議每年基準上限

為遵守上市規則，正大企業重組供應協議及上海蓮花重組供應協議均建議設定一個每年基準上限。

下述列載(i)正大企業持續關連交易、新持續關連交易及上海蓮花持續關連交易分別於之前獲批准截至二零零七年十二月三十一日止兩年(「**獲批准二零零六年基準上限**」；「**獲批准二零零七年基準上限**」)之累計每年基準上限之總額；(ii)前述獲批准交易於二零零六年首七個月之實際交易款額；及(iii)相關重組持續關連交易於二零零六年十月中旬(重組協議擬生效日期)至十二月(「**建議二零零六年基準上限**」)及截至二零零八年十二月三十一日止兩年(「**建議二零零七年基準上限**」；「**建議二零零八年基準上限**」)之建議基準上限：—

獲批准之交易	(i) 獲批准二零零六年基準上限 (「A」) 千港元	(i) 獲批准二零零七年基準上限 千港元	(ii) 二零零六年首七個月之實際交易數額 (未經審核) (「B」) 千港元	佔獲批准二零零六年基準上限之百分比率 (B/A*100%) %	建議交易	(iii) 建議二零零六年基準上限 (C=(A-B)/5*2.5) 千港元	佔獲批准二零零六年基準上限之百分比率 (C/A*100%) %	(iii) 建議二零零七年基準上限 千港元	(iii) 建議二零零八年基準上限 千港元
正大企業持續關連交易	51,700	56,870	5,405	10	正大企業重組持續關連交易	23,148	45	138,182	152,000
新持續關連交易	73,920	81,312	15,853	21		29,033	39		
總計：	125,620	138,182	21,258	17		52,181	42	138,182	152,000
上海蓮花持續關連交易	410,850	451,935	85,840	21	上海蓮花重組持續關連交易	162,505	40	451,935	497,128

誠如本通函「董事會函件」一節所述，建議二零零六年基準上限及建議二零零七年基準上限乃參照及可分別對照累計獲批准二零零六年基準上限及獲批准二零零七年基準上限後釐定。

從董事會得悉，正大企業重組持續關連交易下之建議二零零六年基準上限將不超過52,181,000港元，乃自二零零六年十月中旬(重組協議生效日期)至二零零六年十二月期間正大企業持續關連交易及新持續關連交易下未使用之獲批准二零零六年基

準上限於二零零六年七月三十一日之按比例計算部份。上海蓮花重組持續關連交易下之建議二零零六年基準上限將不超過162,505,000港元，乃自二零零六年十月中旬(重組協議生效日期)至二零零六年十二月期間上海蓮花持續關連交易下未使用之獲批准二零零六年基準上限於二零零六年七月三十一日之按比例計算部份。

於二零零六年首七個月，正大企業持續關連交易、新持續關連交易及上海蓮花持續關連交易下之實際交易金額分別為5,405,000港元、15,853,000港元及85,840,000港元，分別約佔相關獲批准二零零六年基準上限之10%、21%及21%。

吾等得悉根據建議二零零六年基準上限，二零零六年十月中旬至二零零六年十二月期間之基準上限與二零零六年首七個月之實際交易比較，將有顯著增長。吾等明白董事會於估計建議二零零六年基準上限時，已參照下述因素：

(i) 由於預期正大企業、上海蓮花及卜蜂國際均於將來擴展其網絡，重組協議將包含新卜蜂國際附屬公司；

(ii) 若干卜蜂國際附屬公司於二零零六年上半年開始貿易業務，令卜蜂國際附屬公司供應之商品種類及數量均得以擴展，並預期更多卜蜂國際附屬公司將加入該貿易業務；

(iii) 與同一年之上半年部份作比較，預期部份商品需求於下半年有顯著增長，此乃主要基於節日如冬至臨近，並可從二零零四年及二零零五年下半年銷售若干商品予正大企業附屬公司、上海蓮花及獨立客戶對 貴集團有較高收入貢獻(分別較二零零四年及二零零五年上半年高出約28%及10%)，以及根據正大企業集團二零零四年及二零零五年中期報告及年報，零售業務於二零零四年及二零零五年下半年對正大企業集團有較高收入貢獻(分別較二零零四年及二零零五年上半年高出約64%及13%)顯示出來；

(iv) 正大企業及上海蓮花分別表示均會增大需求及擴展商品範圍；及

(v) 於二零零六年結束前，預期正大企業及上海蓮花將共開設至少七間新增超市。

建議二零零七年基準上限於正大企業重組持續關連交易及上海蓮花重組持續關連交易項下分別將不超過138,182,000港元及451,935,000港元。建議二零零七年基準上限基於累計獲批准二零零七年基準上限而釐定，並較獲批准二零零六年基準上限增加10%。

建議二零零八年基準上限於正大企業重組持續關連交易及上海蓮花持續關連交易項下分別將不超過152,000,200港元及497,128,500港元。每項建議二零零八年基準上限較相關建議二零零七年基準上限增加10%，並誠如本通函「董事會函件」一節所述，此乃基於預期價格將與中國普遍消費物價一致上升及卜蜂國際附屬公司預期業務增長。根據中國國家統計局公佈之消費物價指數，若干主要省份(為正大企業及上海蓮花開設之超市之所在地)之消費物價(食物種類)指數，於二零零五年較二零零四年之指數增加約4.5%。

基於上述原因及建議二零零七年基準上限及建議二零零八年基準上限之年度增長率與先前獲批准之相關年度基準上限一樣為每年10%年度增長，吾等認為相關建議每年基準上限之釐定基準乃合理。

推薦意見

經考慮上述主要因素及理由後，吾等認為重組協議之條款及相關建議每年基準上限對股東而言乃公平合理，與及對卜蜂國際及股東整體而言有利。據此，吾等建議獨立股東，及建議獨立董事委員會向獨立股東建議，於股東特別大會上投票贊成批准重組協議及相關建議每年基準上限之普通決議案。

此致

卜蜂國際有限公司
獨立董事委員會及獨立股東　台照

代表
滙富融資有限公司
董事
朱達凱
謹啟

二零零六年十月六日

責任聲明

本通函所載之資料乃遵照上市規則之規定提供有關卜蜂國際之資料。董事就本通函所載資料之準確性共同及個別承擔全部責任，並在作出一切合理查詢後，確認就彼等深知及確信，本通函並無遺漏其他事實，致使本通函任何內容有誤導成份。

董事及主要行政人員於股份、相關股份或債券中之權益及淡倉

於最後實際可行日期，卜蜂國際董事及主要行政人員於卜蜂國際或任何相聯法團(定義見證券條例第XV部份)之股份、相關股份及債券中擁有根據證券條例第XV部第7及第8分部(包括根據證券條例之該等條款被當作或視為由彼等擁有之權益或淡倉)須知會卜蜂國際及聯交所之權益或淡倉，或根據證券條例第352條須記錄於該條所述之登記冊或須根據上市公司董事進行證券交易的標準守則規定已知會卜蜂國際及聯交所之權益或淡倉如下：

(i) 持有卜蜂國際之好倉股份或相關股份

	持股量、權益資格及性質			卜蜂國際
		控制公司	卜蜂國際	已發行股本
董事名稱	實益擁有	權益	股份總數	之概約百份比(%)
謝中民先生	1,004,014,695	–	1,004,014,695	34.74

(ii) 董事於卜蜂國際之購股權權益

根據卜蜂國際於一九九二年四月十日採納之舊購股權計劃，並已於二零零二年四月十日屆滿(「舊計劃」)及於二零零二年十一月二十六日採納之現有購股權計劃(「現有計劃」)，授出購股權予若干董事。於最後實際可行日期，董事根據舊計劃及現有計劃有權認購卜蜂國際股份之權益如下：

董事名稱	授出日期	於最後實際可行日期行使購股權可授出股份數目	購股權每股行使價 *港元*	持股量概約百分比 *(%)*
謝中民先生	二零零三年二月二十六日	12,800,000	0.3900	0.4429
	二零零四年五月三日	12,800,000	0.3900	0.4429
	二零零五年五月十九日	12,000,000	0.3540	0.4153
謝國民先生	二零零三年二月二十六日	12,800,000	0.3900	0.4429
	二零零四年五月三日	12,800,000	0.3900	0.4429
	二零零五年五月十九日	12,000,000	0.3540	0.4153
李紹祝先生	一九九八年八月十日	17,500,000	0.3875	0.6056
	二零零三年二月二十六日	21,584,807	0.3900	0.7469
	二零零四年五月三日	20,000,000	0.3900	0.6921
	二零零五年五月十九日	21,000,000	0.3540	0.7267
謝克俊先生	二零零五年五月十九日	21,000,000	0.3540	0.7267
何平僊先生	二零零三年二月二十六日	21,584,807	0.3900	0.7469
	二零零四年五月三日	20,000,000	0.3900	0.6921
	二零零五年五月十九日	21,000,000	0.3540	0.7267

除上文披露者外，於最後實際可行日期，卜蜂國際董事及主要行政人員概無於卜蜂國際或其任何相聯法團(定義見證券條例第XV部)之股份、相關股份或債券中擁有根據證券條例第XV部第7及第8分部之規定須知會卜蜂國際及聯交所之任何權益或淡倉(包括根據該等證券條例之規定當作或視作擁有之權益或淡倉)；或根據證券條例第352條規定須記錄於該條所述之登記冊之任何權益或淡倉；或根據上市公司董事進行證券交易的標準守則規定須知會卜蜂國際及聯交所之任何權益或淡倉。

根據證券條例須予披露擁有權益或淡倉之人士及主要股東

於最後實際可行日期，下列人士(非卜蜂國際之董事及主要行政人員)於卜蜂國際股份或相關股份中擁有根據證券條例第XV部第2及第3分部之規定須向卜蜂國際披露之權益或淡倉；或直接或間接擁有在任何情況下於卜蜂國際及其附屬公司(「本集團」)任何其他成員公司股東大會上具投票權之任何類別股本面值10%或以上權益：

名稱	權益資格／性質	附註	卜蜂國際股份數目 附註1	已發行股本之概約百分比 (%)
Krung Thai Bank Public Company Limited	抵押權益	2	1,004,014,695(L)	34.74
CPI	實益擁有者	3	1,004,014,695(L及S)	34.74
C.P. Intertrade Co., Ltd.	控制公司權益	3	1,004,014,695(L及S)	34.74
Worth Access	實益擁有者	4	1,059,190,000(L)	30.54
Charoen Pokphand Holding Company Limited	控制公司權益	4	1,059,190,000(L)	30.54
Charoen Pokphand Group Company Limited	控制公司權益	4	1,059,190,000(L)	30.54

附註：

1. 「L」表好倉，而「S」代表淡倉。

2. Krung Thai Bank Public Company Limited持有1,004,014,695股股份作為抵押。

3. CPI實益擁有1,004,014,695股股份。其同時擁有1,004,014,695股淡倉股份(上述股份已作抵押擔保予Krung Thai Bank Public Company Limited)。C.P. Intertrade Co., Ltd. 亦公佈因擁有CPI之股權，故同樣擁有該等股份之權益。

4. Worth Access擁有1,059,190,000股好倉股份(包括481,250,000股股份及隨附577,940,000股認股權證)。Charoen Pokphand Holding Company Limited亦公佈因擁有Worth Access之股權，故同樣擁有1,059,190,000股股份之權益。同時， Charoen Pokphand Group Company Limited亦公佈因擁有Charoen Pokphand Holding Company Limited之股權，故同樣擁有該等數目之股份。

除上文所披露者外，根據董事所知悉，於最後實際可行日期，概無人士(非卜蜂國際之董事及主要行政人員)於卜蜂國際股份及相關股份中擁有根據證券條例第XV部第2及第3分部之規定須向卜蜂國際披露之規定所存置登記冊內權益或淡倉，或直接或間接擁有在任何情況下於本集團任何其他成員公司之股東大會上具投票權之任何類別股本面值10%或以上權益。

競爭權益

於最後實際可行日期，董事概不知悉任何董事持有任何可與本集團業務直接或間接或有可能存在競爭之業務(按上市規則下需作披露)的權益。

服務合約

於最後實際可行日期，董事或建議董事概無與本公司或其集團之任何成員公司簽訂現有或擬訂中之服務合約(不包括於一年內期滿或可由公司終止合約時而無須作出賠償(法定賠償除外)之合約)。

訴訟

卜蜂國際或其任何附屬公司概無涉及任何重大訴訟或仲裁，且據卜蜂國際董事所知，卜蜂國際或其任何附屬公司亦無任何尚未了結或面臨之重大訴訟或索償。

重大逆轉情況

董事概不知悉本集團之財務或經營狀況自二零零五年十二月三十一日(本集團最近期經審核綜合賬目之編製日期)以來有任何重大逆轉情況。

專家資歷及同意書

以下為發出彼等之函件以載入本通函內之專家(「專家」)資歷：

名稱	資格	意見或建議性質	意見日期
滙富	一間根據證券條例所載第6類(企業融資顧問)受規管業務之持牌法團(根據證券條例之定義)	致獨立董事委員會及獨立股東之函件	二零零六年十月六日

專家已就本通函之刊發發出同意書，同意以現時之形式及涵義轉載其函件於本通函，並於通函內引述其名稱及內容，且迄今並無撤回其同意書。

於最後實際可行日期，專家概無擁有本公司或其集團之任何成員公司之股權及／或任何權利或購股權，以認購或提名他人認購本公司或其集團之任何成員公司之證券。

一般事項

(a) 各董事概無於任何與本集團業務有重大關係之合約或安排中擁有重大權益。

(b) 除若干董事於根據一份日期為二零零六年九月七日之協議之條款，由C.T. Progressive (Investment) Ltd出售易初配銷(瀋陽)物業有限公司之全部已發行股份予Excel Prominent Limited(陳述於本公司二零零六年九月七日之公佈)中擁有權益外，自二零零五年十二月三十一日(本集團最近期經審核綜合賬目之編製日期)，滙富或各董事概無直接或間接擁有本集團任何成員公司買賣或租賃，或建議買賣或租賃資產之權益。

(c) 於最後實際可行日期，滙富概無擁有卜蜂國際或其任何附屬公司之股權及／或任何權利或購股權，以認購或提名他人認購卜蜂國際或其任何附屬公司之證券。

(d) 卜蜂國際之秘書為陳佩珊小姐。彼為特許秘書及行政人員公會及香港特許秘書公會之會士。

(e) 本集團之合資格會計師為黃佩珊小姐，彼為香港會計師公會之會士。

(f) 卜蜂國際於香港之股份過戶登記分處為香港中央證券登記有限公司，地址為香港皇后大道東一八三號合和中心四十六樓。

(g) 本通函備有中英文本，惟應以英文本為準。

備查文件

下列文件之副本可直至二零零六年十月二十五日(星期三)(包括該日之一般辦公時間內)於卜蜂國際之香港主要營業地點香港夏愨道十六號遠東金融中心二十一樓查閱：

(1) 正大企業重組供應協議；

(2) 上海蓮花重組供應協議；

(3) 獨立董事委員會函件，內容已載列於本通函第15頁；

(4) 滙富函件，內容已載列於本通函第16至第22頁；及

(5) 本附錄中「專家資歷及同意書」一節內滙富之書面同意書。

卜蜂國際有限公司

(於百慕達註冊成立之有限公司)

(股份編號：43)

茲通告卜蜂國際有限公司(「本公司」)謹訂於二零零六年十月二十五日(星期三)上午九時三十分假座香港夏慤道十六號遠東金融中心二十一樓舉行股東特別大會，藉以考慮並酌情通過下列決議案為普通決議案(無論有否修訂)：

普通決議案

1. **「動議：**

(a) 批准、追認及確認於二零零六年八月二十四日由本公司及正大企業國際有限公司(「正大企業」)簽訂之協議(「正大企業重組供應協議」)(已註有「A」字樣之協議副本已呈交大會主席簡簽，以供識別用途)，有關在本公司之附屬公司獲商業受惠之情況下，向任何正大企業之附屬公司持續供應其所需而個別本公司之附屬公司可供應之包裝食品、家禽產加、加工肉品、食用油、穀物、蔬菜、新鮮水果及果類製品、雜貨及任何其他普遍在超市出售之商品，及正大企業重組供應協議項下之條款及交易；

(b) 批准截至二零零六年十二月三十一日、二零零七年十二月三十一日及二零零八年十二月三十一日止之期間／財政年度有關正大企業重組供應協議項下交易之建議基準上限，分別不超過52,181,000港元，乃自二零零六年十月二十五日(正大企業重組供應協議生效日)至二零零六年十二月三十一日之期間正大企業持續關連交易及新持續關連交易下於二零零六年七月三十一日之二零零六年個別未使用每年基準上限總數之按比例計算部份、138,182,000港元及152,000,200港元；及

(c) 授權本公司任何一位董事，或本公司任何兩位董事(如有需要加蓋公司印鑑)有權代表本公司簽署有關正大企業重組供應協議之所有其他文件、文書及合同及採取任何彼／彼等認為對此協議有輔助、補充及有關之行動。」

2. 「動議：

(a) 批准、追認及確認於二零零六年八月二十四日由本公司與上海易初蓮花連鎖超市有限公司（「上海蓮花」）簽訂之協議（「上海蓮花重組供應協議」）（已註有「B」字樣之協議副本已呈交大會並已由大會主席簡簽，以供識別用途），有關在本公司之附屬公司獲商業受惠之情況下，向上海蓮花或其附屬公司持續供應其所需而個別本公司之附屬公司可供應之包裝食品、家禽產品、加工肉品、食用油、穀物、蔬菜、新鮮水果及果類製品、雜貨及任何其他普遍在超市出售之商品，及上海蓮花重組供應協議項下之條款及交易；

(b) 批准截至二零零六年十二月三十一日、二零零七年十二月三十一日及二零零八年十二月三十一日止之期間／財政年度有關上海蓮花重組供應協議項下交易之建議基準上限，分別不超過162,505,000港元，乃自二零零六年十月二十五日（上海蓮花供應協議生效日）至二零零六年十二月三十一日之期間上海蓮花持續關連交易下於二零零六年七月三十一日之二零零六年個別未使用每年基準上限總數之按比例計算部份、451,935,000港元及497,128,500港元；及

(c) 授權本公司任何一位董事、或本公司任何兩位董事（如需要加蓋公司印鑑）有權代表本公司簽署有關上海蓮花重組供應協議之所有其他文件、文書及合同及採取任何彼／彼等認為對此協議有輔助、補充及有關之行動。」

承董事會命
公司秘書
陳佩珊

香港，二零零六年十月六日

附註：

1. 隨附大會適用之代表委任表格及本通告將寄發予本公司之股東。

2. 代表須由正式書面授權並由委任人或其正式授權代表親自簽署，或倘委任人為法人團體，則須蓋上公司印鑑或由任何授權人士、負責人或代表親自簽署。

3. 凡有權出席大會並於會上投票之股東，均有權委任一位或多位代表出席，並代表其投票。委任代表毋須為本公司之股東。

4. 本代表委任表格連同經簽署授權書或其他授權文件(如有)或經公證人簽署證明之授權書或授權文件副本，須於大會或其任何續會舉行前四十八小時交回本公司於香港之股份過戶登記分處香港中央證券登記有限公司(地址為香港皇后大道東一八三號合和中心四十六樓)，方為有效。

5. 填妥及交回代表委任表格後，本公司股東仍可按意願親自出席大會或其任何續會，並於會上投票，屆時代表委任表格將視為經已撤銷。

6. 如屬本公司股份之聯名持有人，則任何一位聯名持有人均可於大會上投票(不論親自或委派代表)，猶如他／她為唯一有權投票者，惟倘超過一位聯名持有人親自或委派代表出席大會，則僅於本公司股東名冊排名較先之出席者方有權投票(不論親自或委派代表)。

7. 根據本公司現行公司細則第59條，於任何股東大會上進行表決之決議案將以舉手形式決定，除非上市規則要求以點票形式決定或(於公佈舉手結果之際或之前或其他進行點票的要求已被撤銷)要求以點票形式決定由(i)大會之主席提出；或(ii)最少由三位有權出席及投票之股東或其代表提出；或(iii)合共持有不少於在會議上有權出席及投票之所有股東達百分之十的總表決權及有出席之股東(或倘該股東為法團體，須由正式授權人士代表)或其代表提出；或(iv)合共持有不少於所有股份總額百分之十及有權出席及投票之股東(或倘該股東為法團體，須由正式授權人士代表)或其代表提出。

8. 據本公司於二零零六年十月六日之通函所述，大會主席要求對提呈於大會上有關批准正大企業重組供應協議及上海蓮花重組供應協議項下之條款及相關之每年基準上限之每項決議案以點票方式進行。